Form 20-F
period 2001-06-30
TRADE WIND COMMUNICATIONS LTD
filed 2001-12-28
CIK 1133916

SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 30, 2001

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from __________ to
     __________

Commission file number:  000-32899

                        TRADE WIND COMMUNICATIONS LIMITED
                        ---------------------------------
             (Exact name of registrant as specified in its charter)

             Bermuda                      0-10621                  820485978
  ------------------------------   -----------------------   -------------------
 (State or other jurisdiction of   (Commission File Number)      (IRS Employer
          Incorporation)                                     Identification No.)


   Level 14 Lippo House, 210 George Street, Sydney, Australia        NSW 2000
   ----------------------------------------------------------      -----------
         (Address of principal executive offices)                   (zip code)

    Registrant's telephone number, including area code -(011) 61 2 9250 8888

                            FLEXEMESSAGING.COM, INC,
                            ------------------------
     Level 27 Grosvenor Place, 225 George Street, Sydney, Australia NSW 2000
     -----------------------------------------------------------------------
          (Former Name or Former Address, if changed since last report)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

         None

Securities required to be registered pursuant to Section 12(g) of the Act:

         Common Stock, par value $0.01

Securities for which there is a reporting obligations pursuant to Section 15(d) of the Act: None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the last 90 days.

                  Yes   X                 No___
                      -----


Indicate by check mark which financial statement item the registrant has elected to follow:

         Item 17  [X]   Item 18___   Incorporated by Reference to filings on
                                     Form 6K___

                                TABLE OF CONTENTS

INTRODUCTION...................................................................3
PART I   ......................................................................3
   Item 1.      Identity Of Directors, Senior Management And Advisers..........3
   Item 2.      Offer Statistics And Expected Timetable........................3
   Item 3.      Key Information................................................3
     Item 3A.   Selected Financial Data........................................3
     Item 3B.   Capitalization And Indebtedness................................5
     Item 3C.   Reasons For The Offer And Use Of Proceeds......................5
     Item 3D.   Risk Factors...................................................5
   Item 4.      Information On The Company....................................12
     Item 4A.   History And Development Of The Company........................12
     Item 4B.   Business Overview.............................................14
     Item 4C.   Organizational Structure......................................19
     Item 4D.   Property, Plants, And Equipment...............................20
   Item 5.      Operating And Financial Review And Prospects..................20
     Item 5A.   Operating Results.............................................20
     Item 5B.   Liquidity And Capital Resources...............................22
     Item 5C.   Research And Development, Patents And Licenses, Etc...........23
     Item 5D.   Trend Information.............................................23
   Item 6.      Directors, Senior Management, And Employees...................23
     Item 6A.   Directors And Senior Management As Of The Date Of
                This Annual ..................................................24
     Item 6B.   Compensation Aggregated Option/Sar Exercises During
                The Most Recently Completed Financial Year And
                Financial Year-End Option/Sar Values..........................26
     Item 6C.   Board Practices...............................................27
     Item 6D.   Employees.....................................................28
   Item 7.      Major Shareholders And Related Party Transactions.............28
     Item 7A.   Major Shareholders............................................28
     Item 7B.   Related Party Transactions....................................29
     Item 7C.   Interests Of Experts And Counsel..............................29
   Item 8.      Financial Information.........................................29
   Item 9.      The Offer And Listing.........................................29
     Item 9A.   (4)  Price History............................................30
     Item 9C.   Markets.......................................................30
   Item 10.     Additional Information........................................30
     Item 10A.  Share Capital.................................................30
     Item 10B.  Memorandum And Articles Of Association........................31
     Item 10C.  Material Contracts............................................31
     Item 10D.  Exchange Controls.............................................32
     Item 10E.  Taxation......................................................32
     Item 10F.  Dividends And Paying Agents...................................37
     Item 10G.  Statement By Experts..........................................37
     Item 10H.  Documents On Display..........................................37
     Item 10I.  Subsidiary Information........................................37
   Item 11.     Quantitative And Qualitative Disclosures About Market Risk....38
   Item 12.     Description Of Securities Other Than Equity Securities........38
   Item 13.     Defaults, Dividend Arrearages And Delinquencies...............38
   Item 14.     Material Modifications To The Rights Of Security Holders
                And Use Of Proceeds ..........................................38
   Item 15.     [Reserved]....................................................38
   Item 16.     [Reserved]....................................................38
   Item 17.     Financial Statements..........................................38
   Item 18.     Financial Statements..........................................76
   Item 19.     Exhibits......................................................76

                                  INTRODUCTION

         This Annual Report on Form 20-F relates to Trade Wind Communication Limited and its subsidiaries (referred to herein as either "TWC" or the "Company"). Pursuant to a Plan of Exchange and Arrangement Agreement, the Company acquired the remaining 13.7% of the capital stock of Flexemessaging.com, Inc. ("Flexemessaging"), an Idaho corporation, whereby the Company exchanged
1.754880714 of its capital stock for each share of Flexemessaging's common stock outstanding as of October 5, 2000. Prior to this exchange offer, the Company held 86.3% of Flexemessaging. (See Item 4A. "History and Development of the Company" for a full description of the exchange offer.) Effective as of August 29, 2001, Flexemessaging became a wholly owned subsidiary of the Company with the Company becoming the successor issuer to Flexemessaging for reporting purposes under the Securities Exchange Act of 1934 (the "Exchange Act"), Rule 12g-3(a). As of October 18, 2001, the Company merged Flexemessaging with and into a wholly owned Bermudan company, Flexemessaging Acquisition Ltd. Prior to the completion of the exchange offer, Flexemessaging filed its periodic reports, as a reporting company, under the Exchange Act with the Securities and Exchange Commission (the "SEC") and such reports are available to the public at the Main Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. or by request from the Company. Additionally, you may view these documents electronically over the Internet at the Commission's web site located at www.sec.gov.

         The information required for some items in this Form 20-F is "not applicable" to the Company. "Not applicable" means that the response to the referenced item is omitted either in reliance on the instructions to this form or because the information sought by the referenced item does not apply to the Company or the Company has no relevant information to disclose.

         FORWARD LOOKING STATEMENTS. This Annual Report contains forward looking statements. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission (the "Commission") or otherwise. Such forward-looking statements are within the meaning of that term in Section 21E of the Securities Exchange Act of 1934. Such statements may include, but not limited to, projections, income or loss, plans for future operations, financing needs or plans relating to products or services of the Company, as well as assumptions relating to the foregoing. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward looking statements, which speak only as of the date of such statement was made. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be controlled, predicted or quantified by the Company. Future events and actual results of operations could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this Annual Report, including those contained in Item 3D. "Risk Factors and Item 5. "Operating and Financial Review and Prospects" and the notes to the Company's Financial Statements, describe factors, among others, that could contribute to or cause such differences.

                                     PART I

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

         Not Applicable

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable

ITEM 3.  KEY INFORMATION

ITEM 3A. SELECTED FINANCIAL DATA

GENERAL

         The selected consolidated statement of operations data set forth below for the three years ended June 30, 2001, 2000 and 1999 and the selected consolidated balance sheets data set forth below at June 30, 2001, 2000 and

1999 are derived from the Consolidated Financial Statements of the Company included in Part III, Item 17 of this Annual Report, which Consolidated Financial Statements have been audited by BDO International. See "Exchange Rate Information" in this Item 3A below for historical exchange rate information. The selected financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included in Part III,
Item 17 of this Annual Report, and "Item 5 -- Operating and Financial Review and Prospects" herein.

         The information set forth in this Annual Report is current as of November 26, 2001, unless an earlier or later date is indicated, and references to the "date of this Annual Report" shall be deemed to refer to such date.

         The Company's accounts are maintained in Australian dollars. In this Annual Report, all dollar amounts are expressed in Australian dollars except where otherwise indicated and prepared in accordance with Canadian generally accepted accounting principles and reconciled pursuant to United States generally accepted accounting principles.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                        TRADE WIND COMMUNICATIONS LIMITED

     PREPARED PURSUANT TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

              (In thousands of Australian $, except per share data)

                                                                    FISCAL YEARS ENDED JUNE 30,
                                             2001             2000              1999             1998             1997

Income Statement Data:
     Revenue                                12,243           17,435            14,163           16,547           12,440
     Profit/(Loss) for operations            100            (1,518)           (2,613)           (1,169)         (1,208)
     Net Profit/(Loss)                      1,563           (2,257)           (1,375)           (1,201)         (1,338)
     Net earnings/(loss) per                 0.09            (0.12)            (0.10)           (0.09)           (0.11)
     common stock

Balance Sheet Data:
     Current assets                         2,765            6,199             4,275             5,897           4,352
     Investments                              -                -                 -                 -               -
     Capital assets                          436              578              1,586             1,810           1,807
     Total assets                           3,771            6,777             5,861             7,708           6,159
     Current liabilities                    2,369            6,692             4,313             6,386           5,067
     Shareholders' equity                    558            (1,127)             690              1,139            837
     Weighted average shares              16,657,159       15,610,622        14,073,814       13,626,761       11,906,487


RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

         The Consolidated Financial Statements of the Company have been prepared in accordance with Canadian GAAP, which differ materially in certain respects from US GAAP. For a description of these differences see note 24 to the Consolidated Financial Statements of the Company for its fiscal years ended June 30, 2001 and 2000 and note 21 to the Consolidated Financial Statements of the Company for its fiscal years ended June 30, 2000 and 1999 included in Item 17 of this Annual Report.

DIVIDEND POLICY

         The Company does not intend to pay dividends in cash or in kind in the future. The Company expects to retain its earnings to finance the further growth of the Company. The directors of the Company will determine if and when dividends should be declared and paid in the future based upon the earnings and financial conditions of the Company at the relevant time and such other factors as the directors may deem relevant. All of the common stock of the Company are entitled to an equal share in any dividends declared and paid.

                            EXCHANGE RATE INFORMATION

         The Australian and United States dollar exchange rates at the balance sheet date and the average exchange rates for each year under review were as follows for $1 Australian:

                                                                  High                Low              Average
              Month to 10 December 2001                             0.5219             0.5122             0.517
              November 2001                                         0.5255             0.5023             0.5174
              October 2001                                          0.5169             0.4898             0.5045
              September 2001                                        0.5287             0.4811             0.5061
              August  2001                                          0.5393             0.5078             0.5254
              July 2001                                             0.5202             0.5008             0.5102
              June 30, 2001                                                                               0.5820
              July 1, 2000 - June 30, 2001                                                                0.5908
              June 30, 2000                                                                               0.5995
              July 1, 1999 - June 30, 2000                                                                0.6280
              June 30, 1999                                                                               0.6565
              July 1, 1998 - June 30, 1999                                                                0.6273
              June 30, 1998                                                                               0.5980
              July 1, 1997 - June 30, 1998                                                                0.6710


ITEM 3B. CAPITALIZATION AND INDEBTEDNESS

         Not Applicable

ITEM 3C. REASONS FOR THE OFFER AND USE OF PROCEEDS

         Not Applicable

ITEM 3D. RISK FACTORS

UNCERTAINTIES AND RISK FACTORS

         The Company is subject to a number of significant uncertainties and risks including, but not limited to, those described below and those described elsewhere in this Annual Report, which may ultimately affect the Company in a manner and to a degree that cannot be foreseen at this time.

GENERAL RISKS AND RISKS RELATING TO AN INVESTMENT IN THE SECURITIES OF THE
COMPANY

STOCK MARKET PRICE AND VOLUME VOLATILITY

         The market for the common stock of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry, as well as factors unrelated to the Company or its industry. Shares of the Company's common stock can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company's business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, have experienced wide fluctuations which have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the shares of the Company's common stock can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company's common stock in the United States and Canada, shareholders of the Company may be unable to sell significant quantities of common stock in the public trading markets without a significant reduction in the price of the stock.

DILUTION THROUGH EMPLOYEE, DIRECTOR AND CONSULTANT OPTIONS AND WARRANTS

         Because the success of the Company is highly dependent upon its employees, directors and consultants, the Company may in the future grant to some or all of its key employees, directors and consultants options or warrants to purchase shares of its common stock as non-cash incentives. Subject to certain limitations, those options may be granted at exercise prices below those for the common stock prevailing in the public trading market at the time, or may be granted at exercise prices equal to market prices at times when the public market is depressed.

DIVIDENDS

         The Company intends to invest all available funds to finance the growth of the Company's business and therefore investors cannot expect to receive a dividend on the common stock of the Company in the foreseeable future.

FUTURE CAPITAL NEEDS

         The Company may require additional funds for future capital expenditures. Adequate funds for these purposes, whether from additional financing, collaborative arrangements with other companies, or other sources, may not be available when needed or on favorable terms.

CONFLICTS OF INTEREST

         Certain of the directors and officers of the Company are also directors and/or officers and/or shareholders of other companies. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest, which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict must disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at the time.

RISKS RELATED TO POTENTIAL ACQUISITIONS

         The Company may in the future pursue strategic acquisitions of businesses and technologies. Acquisitions may entail numerous risks, including:

          o difficulties in assessing values for acquired businesses and technologies;
          o difficulties in the assimilation of acquired operations and products;
          o    diversion of management's attention from other business concerns;
          o    assumption of unknown material liabilities of acquired companies;
          o amortization of acquired intangible assets, which could reduce future
          o    report earnings; and
          o potential loss of customers or key employees of acquired companies.

The Company may not be able to integrate successfully any operations, personnel, services or products that it acquires in the future.

CONTROL BY PRINCIPAL SHAREHOLDERS, OFFICERS AND DIRECTORS COULD ADVERSELY AFFECT THE COMPANY'S SHAREHOLDERS

         The Company's officers, directors and greater-than-five-percent shareholders (and their affiliates), acting together, have the ability to control substantially all matters submitted to the Company's shareholders for approval (including the election and removal of directors and any merger, consolidation or sale of all or substantially all of the Company's assets) and to control the Company's management and affairs. Accordingly, this concentration of ownership may have the effect of delaying, deferring or preventing a change in control of the Company, impeding a merger, consolidation, takeover or other business combination involving the Company or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the Company, which in turn could materially adversely affect the market price of the Company's stock.

OPERATIONAL RISKS

         International Operations - As the Company's operations are internationally based, such operations are subject to numerous inherent risks beyond the Company's control, including political and economic conditions affecting the countries of operation. The Company's international business activities may include difficulties in staffing and managing international operations, currency fluctuations and currency management issues, difficulties in collecting accounts receivable, imposition of public sector controls, trade and tariffs restrictions, price or exchange controls, limitations on repatriation of earnings, longer payment cycles, political and economic instability, seasonal fluctuations in business activity during the summer months, foreign tax consequences and the burdens of complying with a wide variety of foreign laws and regulations.

         The Company's revenues from countries other than Australia represent less than 10% of its total revenue. The Company presently is not faced with any significant operational risks, including regulatory compliance risks, from other countries in which it operates than Australia. However, as the Company's revenue derived from such countries continues to grow, the Company may experience increased risk due to the above factors.

         The Company conducts most of its business outside the US and thus most of its expenses and revenues, if not all, are derived in foreign currencies. Thus, the Company may experience a material loss due to fluctuations in foreign currencies. The Company typically denominate foreign transactions in foreign currency and have not regularly engaged in hedging transactions.

COMPETITION AND COMPETITIVE BUSINESS CONDITIONS

         Competition - The Company's Voice & Data Systems Division operates in a highly competitive environment. The markets in which the Company operates are comprised of a substantial number of global and regional competitors, many of which have greater financial, engineering, manufacturing and other resources than the Company. Competing with such companies will require continued investment by the Company in engineering, research and development, marketing and customer service and support. Future profitability will depend upon broader market penetration that the Company has yet to secure. The fax broadcast and messaging industry is intensely competitive and served by a wide range of companies, including major telephone service providers, ISPs in developed countries and other companies specializing in providing fax and messaging services. Many of these companies have significantly greater financial resources and reach than the Company and extensive established networks. Typically, the Company's Flexemessaging Division does not have long term contractual agreements with its clients and there can be no assurance that its clients will continue to transact business with the Company in the future. In addition, there can be no assurance that clients will not elect to use alternatives to the Flexemessaging Division's fax or messaging communications services, such as the Internet, to carry such communications or that companies offering such alternatives will not develop product features or pricing policies which are more attractive to clients than those offered by the Company. Such competition companies may also invite partnering or joint venture arrangements with the Company in one country under a mutual agreement but still remain a strong competitor to the Company in others. This could require the Company to adapt or change out its technology to achieve such partnering or joint venture relationships.

         Uncertainty of Strategic Relationships - The Company plans to enter into strategic relationships or partnerships in order to enable the Company to offer its products and services to a larger customer base and on more economies of scale. The Company's success depends in part on the success of these relationships and the ability of these strategic partners to market and supply the Company's products and services. Failure of one or more of these strategic relationships or partners to successfully develop and sustain a market for our services or the termination of one or more of these strategic relationships could hinder the Company's ability to increase sales and revenue. Additionally, our strategic partners may not view their relationship with the Company as significant to their business and thus any reassessment of their commitment to the relationship could have a material adverse effect on the Company. The ability of our strategic partners to incorporate our products and services into their product and services now and in the future will require the Company to respond timely with new products and services as technological advances are made. If the Company fails to enhance or create new products and services in response to technological changes such could result in the Company's strategic partners terminating their relationship or seeking alternative providers.

         Further, the telecommunications industry is experiencing rapid consolidation. Consolidation within the industry, including consolidations of the Company's clients and strategic partners, could have a material adverse effect on the Company's business, financial condition and operations.

         Uncertainty of Market Acceptance - The Company's future success depends upon the market acceptance of its existing and future electronic messaging product lines and services integrating the functionality of the telephone and the computer. This will require the market to accept a new way of exchanging and transmitting information, which will most likely depend upon several factors, including ease of use, price, reliability, access and quality of the service, system security and the products functionality. A decline in the demand for, or the failure to achieve broad market acceptance of the Company's product lines and services would have a material adverse effect on the Company's business, financial condition and operations.

         The Company believe that its future success is also dependent in part upon its ability to route more of its client traffic through the Internet and expand its base of Internet capable nodes. Thus, the Company is dependent upon the viability of the Internet as a medium for the transmission of documents. The Company relies upon third party ISP providers for access to the Internet through Internet capable nodes at varying prices. There can be no assurance that the current pricing structure for the Company's access and use of the Internet will not adversely change. If the Internet proves to be an impractical or unreliable medium for transmission of documents or material capacity constraints develop, the Company's business, financial condition and operations may be adversely affected.

         Reliance on computer and communications systems - The Company's business is highly dependent on its computer and telecommunications systems and those of others, such as Xpedite, for the operation and quality of service of the Company's Flexemessaging Division system. The temporary or permanent loss of all or a portion of any system, for whatever reason, could have a materially adverse effect on the Company's business, financial condition and results of operations.

         Dependence on Telephone Services - In broadcasting faxes or other messaging technologies, the Company's Flexemessaging Division is highly dependent on telephone services provided by local and long distance telephone companies in countries throughout the world. The quality and availability of telephone service varies and in some areas is limited. Any significant interruption in telephone service could adversely affect the Company. Rate increases imposed by telephone companies where the Flexemessaging Division operates nodes will increase the Company's tariffs from Xpedite and could adversely affect its financial condition and results of operations. There can be no assurance that an act of sabotage, technical failure, natural disaster or similar event would not cause the failure of a telephone network, other portions of the network or one of the switching facilities as a whole, resulting in the interruption of the Company's services. Such an interruption of service could have a material adverse impact on the Company's business, financial condition and operations.

         Dependence on Internet Service Providers (ISPs) - In using the Internet as a receiving, transport or delivery mechanism for its messages, the service is highly dependent on the performance of ISPs throughout the world. As message traffic can be handed off from ISP to ISP beyond the control of the Company, any resultant traffic loss, failure or poor performance by any ISP in the chain could have a detrimental effect upon the service level and performance of the Company's service. This in turn could effect the Company's clients who may then opt not to use the service. Although the Company will always try to use reliable ISPs there can be no assurance that such performance problems will not occur.

         Dependence on key customers - The Company's Flexemessaging Division derives a significant portion of its revenues from a relatively small number of customers and there and there is no assurance that such customers will continue to provide the same levels of revenue in the future.

TECHNOLOGY RISKS

         Lack of Patentable Technology - The Company owns no patentable technology. None of the Company's distributorship agreements provide the Company with exclusive proprietary technology and there can be no assurance that the Company will be able to sustain a competitive advantage against other firms with access to the same technology.

         Dependence on unpatented proprietary know-how - Unlike certain of its competitors, the Company relies on unpatented proprietary know-how. This know-how, or in house knowledge concerning the underlying concepts and operational methods of its technology cannot be patented. While the Company employs various methods to protect its know-how, such methods may not afford complete protection and there can be no assurance that others will not independently develop such know-how, obtain access thereto or develop a more efficient system.

         Technology Risk - The market for the Company's products and services is characterized by rapidly changing technology, frequent new product introductions, evolving industry standards and evolving methods of building and operating communications systems. The Company's ability to compete effectively is dependent upon its ongoing significant investment in software development and telecommunications technology by continuing to enhance its current services, and develop and introduce new services and products in a timely fashion. There can be no assurance that the Company will be successful in anticipating or adapting to technological changes or in selecting and developing new and enhanced technology on a timely basis. Future technological advances in the continually changing telecommunications industry may result in the availability of new services, products or methods of electronic document delivery that could compete with the document distribution services currently provided by the Company's Flexemessaging Division.

         Moreover, decreases in the cost of existing products or services could enable the Company's current or potential clients to fulfill their own needs for electronic document distribution services more cost efficiently than through the use of the Company's services. The Company could be adversely affected in the event of such technological change, or if such changes in technology enable additional companies to offer services which could replace some or all of the services presently offered by the Flexemessaging Division.

GROWTH-RELATED RISKS

         The Company may be subject to growth-related risks, including capacity constraints and pressure on its internal systems and controls. The ability of the Company to manage its growth effectively will require it to continue to implement and improve its operational and financial systems and to expand, train and manage its employee base. The inability of the Company to manage this growth could have a material adverse impact on its business, operations and prospects.

TWC MAY NOT BE ABLE TO DEVELOP NEW PRODUCTS TO SATISFY CHANGES IN DEMAND

         The Company cannot assure investors that it will successfully identify new product opportunities and develop and bring products to market in a timely and cost-effective manner, or that products or technologies developed by others will not render the Company's products or technologies obsolete or noncompetitive. In addition, to remain competitive the Company must continue to reduce package sizes, improve manufacturing yields and expand sales. The Company may not be able to accomplish these goals.

         The Company sells products primarily pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or canceled without penalty. As a result, the Company must commit resources to the production of products without any advance purchase commitments from customers. The Company's inability to sell products after it has devoted significant resources to them could have a material adverse effect on its business, financial condition and results of operations.

RISKS RELATED TO SUPPLY OF MATERIALS AND SERVICES

         Dependence on Key Suppliers - Should any of the Company's key suppliers experience difficulty in providing product in a timely manner, this could adversely effect the Company's revenues and reputation in the market. Additionally, the failure on the part of these suppliers to develop and manufacture or supply new or enhanced products or software that meet or anticipate technological changes on a timely and cost competitive basis could have a materially adverse effect on the Company's financial condition and results of operations. Key suppliers are:

         Xpedite: Exclusive agreement dated December 2, 1999 with Xpedite to carry all the fax broadcast traffic for a period of 12 - 24 months subject to service and pricing criteria. This agreement is automatically extended subject to a six (6) month cancellation notice by either party.

         IPC: Non-exclusive distribution agreement dated March 7, 2001 for the Australian market in the emergency services command control market for an initial term of two years, with automatic extension thereafter, unless terminated in writing upon giving 60 days notice. A performance criterion of US$250,000 in sales per year is required under the contract. If this is not achieved, IPC may terminate the agreement upon written notice.

         Safecom: Professional application server hosting agreement dated July 27, 2001 for an initial term of 12 months with an option to renew for up to another two years.

         Positron: Exclusive distribution agreement for Australia and the Pacific Islands for an initial period of two years. Thereafter the agreement automatically continues for additional periods of twelve months, subject to not less than a three month notice period.

         Magnaysnc: Non exclusive distribution agreement in Australia and New Zealand for an initial period of twelve months. Thereafter the agreement automatically continues for additional periods of twelve months, subject to a three month notice period.

         Dictaphone: No contract in place. Currently operating on a purchase order basis. Previous contract ran for a period of 5 years. New agreement is expected to be drawn up in the next few months.

         Trans-lux: No contract in place. Has been operating on a purchase order basis for in excess of seven years.

         Trend Micro: An agreement dated February 21, 2000 with Trend Micro to supply up to date virus scanning software for the Flexemessaging Division's Gateway for an initial period of two years with an automatic extension. Termination is possible upon giving 60 days notice.

POTENTIAL EFFECTS OF SYSTEM OUTAGES

         Risks are presented by electrical or telecommunications outages, computer hacking or other general system failure. To try to manage the Company's operations efficiently and effectively, it relies heavily on its internal information and communications systems and on systems or support services from third parties. Any of these are subject to failure. System-wide or local failures that affect the Company's information processing could have material adverse effects on its business, financial condition, results of operations and cash flows. In addition, insurance coverage for the risks described above may be unavailable.

DEPENDENCE ON KEY PERSONNEL

         The Company is dependent upon a small number of key personnel. The loss of the services of one or more of such personnel could have a material adverse effect on the Company. The Company's success will depend in large part on the efforts of these individuals. The Company will face intense competition for qualified personnel, and there can be no assurance that it will be able to attract and retain such personnel.

DEPENDENCE ON RECRUITING AND RETENTION OF SALES, CUSTOMER SUPPORT AND SOFTWARE DEVELOPMENT PERSONNEL

         The future revenue growth of the Company will depend in large part on its ability successfully to expand its sales force, customer support and software development capability. The Company may not be able successfully to manage the expansion of such functions or to recruit and train additional sales, client/customer support and software development personnel. If the Company is unable to hire and retain additional sales personnel, it may not be able to increase its revenues to the extent necessary to ensure profitability. If the Company is unable to hire trained consulting and client/customer support personnel it may be unable to meet client or customer demands. If the Company is unable to hire skilled software developers it may be unable to meet the changing technological demands. Even if the Company is successful in expanding its sales force, client/customer support and software development capability, the expansion may not result in revenue growth.

FLUCTUATIONS IN EARNINGS

         While the Company has been in business for approximately fifteen years, it has experienced losses in some of its recent financial years, including the fiscal years ended June 30, 1999 and June 30, 2000. The Company expects to experience significant fluctuations in future quarterly results that may be caused by many factors, including (i) the pace of development of its business;
(ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; and (iv) general economic conditions.

DEPENDENCE ON ADDITIONAL FINANCING

         The Company may require additional financing in order to support expansion, develop new or enhanced services or products, respond to competitive pressures, acquire complementary businesses or technologies, or take advantage of unanticipated opportunities. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions, as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing under satisfactory terms. If additional financing is raised by the issuance of shares of the Company's common stock, the Company's shareholders may suffer dilution. If adequate funds are not available, or are not available on acceptable terms, the Company may not be able to take advantage of opportunities, or otherwise respond to competitive pressures and remain in business.

RISKS RELATED TO FIRE, NATURAL DISASTER, AND EQUIPMENT PROBLEMS

         If a fire, natural disaster or any other catastrophic event prevents the Company from operating its messaging platform for more than a few days, the Company's revenue and financial condition could be severely impacted. Because of the mission critical nature of the Company's services, it would be difficult for it to arrange for independent service providers to carry all the messaging traffic in a short period of time.

DOMAIN NAMES

         The regulation of domain names in the United States and in foreign countries may change. Regulatory bodies could establish additional top-level domains, appoint additional domain name registrars, or modify the requirements for holding domain names, any or all of which may dilute the strength of its names. The Company may not acquire or maintain its domain names in all of the countries in which its Internet site may be accessed, or for any or all of the top-level domain names that may be introduced. The relationship between regulations governing domain names and laws protecting proprietary rights is unclear. Therefore, the Company may not be able to prevent third parties from acquiring domain names that infringe or otherwise decrease the value of its marks and other proprietary rights.

CHANGING GOVERNMENTAL REGULATIONS

         The Company may face increased government regulation and legal uncertainties. There are an increasing number of federal, state, local and foreign laws and regulations pertaining to the Internet. In addition, a number of federal, state, local and foreign legislative and regulatory proposals are under consideration. Laws or regulations may be adopted with respect to the Internet relating to liability for information retrieved from or transmitted over the Internet, online content, user privacy and quality of products and services. Moreover, the applicability to the Internet of existing laws governing issues such as intellectual property ownership and infringement, copyright, trademark, trade secret, obscenity, libel, employment and personal privacy is uncertain and developing. Any new legislation or regulation, or the application or interpretation of existing laws or regulations, may decrease the growth in the use of the Internet, may impose additional burdens on electronic commerce or may alter how the Company does business. This could decrease the demand for its services, increase its cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition.

         Enforcement of Civil Claims - The Company was incorporated under the laws of Bermuda, while the operating entities are based in Australia. Certain of its directors and all of its officers reside, and all of its assets are located, outside of the United States. It may not be possible for investors to effect service of process within the United States upon the directors and officers of the Company. It may also not be possible to enforce judgments obtained in United States courts predicated upon the civil liability provisions of applicable securities laws of the United States against the Company or its directors and officers.

         Change in government policies - A deterioration in economic conditions in countries where the Company carries on business or other factors could result in a change in government policies which may materially affect the Company's financial position and results of operations.

         Regulation of the telecommunications industry - The telecommunications industry is subject to regulatory control. Any amendments to current regulations could have a material adverse effect on the Company's business, results of operations and prospects.

         Deregulation of the Australian Telecommunications Industry - On July 1, 1997 the Australian Telecommunications Industry deregulated. Until late 1999, only national and international calls were allowed to be offered by licensed carriers. Since deregulation new and emerging carriers have been taking market share away from the incumbent, Telstra Corporation Limited. This is evidenced by Telstra's retail market share of the national and international call market being forecast at below 50% in 1999, as compared to 74% in 1994 (Source:
Telstra/Austel). As a result, fax broadcast revenues and margins per minute are expected to continually reduce in order to secure market share and customer base, as existing and new competitors continue to increase market share through cost leadership strategies, as a result of reduced carriage costs.

         Regulation of broadcast faxing and emailing - In recent years, legislation has been enacted in the United States, Europe, Australia and other countries restricting fax or Email broadcasting especially by businesses to private numbers/addresses. Similar restrictions are starting to appear governing business to business fax broadcasting and this may have an adverse affect on the Company's business and results. Current trends in regulation of electronic messaging are that messages should only be sent to those that want the information in the message or have "opted in" to receive specific types of information from time to time. The Company makes every effort to ensure that customers have obtained `opt in' status from the recipients to whom they intend to send their messages, however cannot guarantee that this is the case.

ITEM 4.  INFORMATION ON THE COMPANY

ITEM 4A. HISTORY AND DEVELOPMENT OF THE COMPANY

         TWC is a holding company with all of its operations being managed and conducted through its majority owned operating subsidiary, Flexemessagining Acquisition Ltd. (formerly known as Flexemessaging.com, Inc.). TWC was founded in 1987 as Trade Wind Communications Ltd as a result of a management buyout from Philips Telecommunications Industries of Holland. TWC was initially focused on the manufacture and supply of mission critical equipment to financial dealing rooms through TWC's relationship with Telecom Australia, now known as Telstra. TWC has broadened its focus to include research and development and marketing. By 1993, TWC had gained approximately 50% of the Australian market share of the `turret' voice dealing systems in the financial market and around 80% of the Australian market share in the command control sector in emergency services, airline services, utilities, defense and other government area services. As the market deregulated, TWC moved into messaging, initially operating a global network with PoPs in places like New York, London, Tokyo and Singapore and now utilizes a third party for such services as it is less costly method of providing its services. TWC has now expanded its operations to provide call center applications, eMessaging and eMarketing.

         TWC made an initial public offering on the Canadian Venture Exchange (CDNX: TWC) in 1998 to raise capital to fund its expansion overseas. Unfortunately the market in Vancouver lost liquidity. TWC then decided to seek to raise capital in the US market. In January 1998, TWC contacted Atlantic International Capital Holding Ltd. ("AICH") to assist it in raising capital in the US market. TWC entered into an agreement with AICH (the "US Acquisition Agreement") with the objective of performing two tasks. First, AICH was to identify an acquisition target and secondly, AICH was to arrange for funding for TWC and its controlled entities pending completion of the acquisition of the target. Pursuant to that agreement, AICH identified Silver Ventures, Inc. or "SVI" (now known as Flexemessaging Acquisition Ltd.), an Idaho corporation, as an acquisition vehicle/target and assisted SVI and TWC in structuring and concluding a reverse acquisition whereby TWC sold all of its business assets, consisting of the stock of Trade Wind Group Pty Limited ("TWG"), a wholly owned subsidiary of TWC, incorporated on September 6, 1988 under the laws of Australia. See discussion below for further details of this exchange transaction. Next, AICH was to assist the acquisition target, SVI which changed its name to Flexemessaging.com, Inc., in raising $3,660,000 through the sale of its common stock utilizing private placements in the US market.

         Upon the advice of AICH, TWC implemented the transaction contemplated in the US Acquisition Agreement by entering into a merger and acquisition agreement dated February 5, 1999 between SVI and TWC (the "Merger Agreement") whereby TWC sold all of its business assets consisting of the stock of TWG, its wholly-owned subsidiary. At the time, SVI was a non-operating public shell with no tangible assets and 1.1 million shares of common stock outstanding, consisting of 500,000 shares held by the former shareholders of SVI and 600,000 shares held by or for the benefit of AICH, in part consideration for services rendered and in contemplation of future services to be rendered. The Merger Agreement provided for the merger of TWG and SVI and resulted in TWG having actual or effective operating control of the combined company after the transaction. As a result, this transaction was treated as a capital transaction in substance, rather than a business combination and was accounted for as a reverse acquisition by TWG. As a result, any references to past accomplishments of SVI or Flexemessaging.com, Inc. and its financial information, prior to the acquisition, relate solely to TWG, as combined, since SVI had been inactive for several years. SVI acquired the assets of TWG in exchange for the issuance of
8.8 million shares of its common stock. The valuation attributable to this transaction was based on arms length negotiation driven by ultimate ownership principles. A forward valuation (a valuation arrived at by applying a revenue multiple to the Company's future revenue stream) based on future revenues was determined and from this capitalization model, the total outstanding common stock was calculated. Thereafter, the respective equity ownership positions were negotiated. SVI continued the operations of TWG as a wholly owned operating subsidiary and changed its name in connection with this transaction to Flexemessaging.com, Inc. ("Flexemessaging"). TWC then held approximately 86.3% (i.e. 8.8 million shares) of Flexemessaging upon completion of the transaction contemplated in the Merger Agreement.

         Flexemessaging was formed under the laws of the State of Idaho on August 29, 1957 under the name of Siler Equipment Sales, Inc. to salvage and sell scrap metal, mine timber and related mining products. Thereafter, the name was changed to American Network Technologies, Inc. on February 20, 1996, to Piazztec International, Inc. on June 18, 1997 and Siler Ventures, Inc. ("SVI") on February 23, 1998. On February 15,1999, SVI changed its name to Flexemessaging.com, Inc. to better reflect the new industry in which it operated. For more historical information on Flexemessaging, you may refer to its periodic filings made with the SEC under the Exchange Act. Also, see the "Introduction" section of this Annual Report.

         In October 2000, TWC proposed an exchange offer to Flexemessaging whereby it would exchange 1.754880714 of its capital stock for the remaining 13.7% of Flexemessaging's common stock outstanding (the "Exchange Offer"). Flexemessaging's Board of Directors were looking at various alternatives for reorganizing offshore in an attempt to reduce its operating costs simplify its structure.

         The Board of Directors of both TWC and Flexemessaging, upon determining the offer would be in the best interest of their respective companies and their shareholders, unanimously approved the Exchange Offer and agreed in principal with the terms of a Plan of Exchange on or about September 1, 2000. The shareholders of both TWC and Flexemessaging also approved the Exchange Offer in accordance with the laws of both the State of Idaho and Bermuda. In accordance with Section 99 of the Bermuda Companies Act, the Supreme Court of Bermuda, after holding hearings, rendered its final order approving the fairness of the Exchange Offer on May 25, 2001. The effective date of the exchange was August 29, 2001, the date on which all the necessary filings of documentation were completed with both the State of Idaho and the Registrar of Companies in Bermuda.

         Pursuant to the terms of the Exchange Offer, TWC exchanged 1.754880714 of its shares of common stock for each outstanding share of Flexemessaging's common stock as of the record date of October 5, 2000. As a result, TWC now owns 100% of Flexemessaging and its operating subsidiaries and the former shareholders of Flexemessaging have become shareholders of TWC. Accordingly, TWC became the successor issuer to Flexemessaging pursuant to Rule 12g-3(a) and (f) of the General Rules and Regulations of the Commission, and as successor issuer to Flexemessaging, has elected to continue to report under the Exchange Act as a foreign private issuer.

         The exchange of shares is exempt from registration under the Securities Act of 1933, as amended, pursuant to Section 3(a)(10) as the Supreme Court of Bermuda, in accordance with Section 99 of the Bermudan Companies Act and after hearings were held and shareholder votes taken, has rendered a final order approving the exchange. Under Section 99 of the Bermudan Companies Act, the Court must satisfy itself that the terms and conditions of the exchange are fair and that the transaction contemplated is fair to the members and/or shareholders prior to granting its approval.

         In order to reorganize its operating subsidiaries offshore to reduce costs and simplify its structure, TWC merged Flexemessaging with and into another of its wholly owned subsidiaries, Flexemessaging Acquisition Ltd, a Bermuda corporation. As of October 18, 2001, Flexemessaging merged into Flexemessaging Acquisition Ltd with Flexemessaging Acquisition Ltd being the surviving corporation thereby reorganizing the operating subsidiaries offshore. See Item 4C. "Organizational Structure" for the present structure of the Company.

         TWC's business consists of the operations conducted by the Flexemessaging Acquisition Ltd. ("Flexe"). Flexe is primarily engaged in two major business segments: Voice & Data Systems and electronic messaging. The Company's Voice & Data segment (referred to as the "Voice & Data Systems Division") is a value-added distributor of communication systems and data applications for financial traders and emergency services operations and is recognised as a leading provider in Australia of technology solutions in the field of mission critical voice and data communications, paging infrastructure and electronic displays. The Company's electronic messaging segment (referred to as the "Flexemessaging Division") provides a multi channel, large scale messaging, business to business (B2B), Application Service Provider, providing delivery of information via fax, email and SMS on behalf of its high profile customer base.

         Flexe presently operates through three operating subsidiaries incorporated under the laws of New South Wales, Australia, and five dormant subsidiaries incorporated under the laws of New South Wales, Australia and with approximately 43 employees, including 40 full time employees as at June 30, 2001. One of the eight subsidiaries of the acquired TWG is a wholly owned subsidiary called Trade Wind Marketing Pty Ltd ("TWM"), a New South Wales, Australian corporation. The Company's above described operating divisions operate under TWM using the tradename of `Flexemessaging' and `Trade Center Products'. The Company's principal office is located in Sydney, Australia. The Company's assets consist of office equipment, leasehold improvements and the value of its ongoing business operations.

ITEM 4B. BUSINESS OVERVIEW

FLEXEMESSAGING DIVISION

         The Flexemessaging Division was initially started in 1994 when the Company saw the growing need for sending information by fax efficiently to multiple destinations. It was envisaged that the world would be sending their messages from the desktop rather than from the fax machine. Thus all future development would be based on the digital environment of the desktop. The Company purchased a software application utilizing a Tandem Computer and enhanced its functionality and efficiency. The Company then gradually established a global network with remote nodes, which are industrial PC's with fax cards, in international centers such as London, New York, Hong Kong, Tokyo, Singapore, Wellington, Auckland and most of the major cities in Australia. Distributors were appointed in some countries, mainly where nodes existed. The Company also established a presence in London and Singapore. In 1999, the Company recognized that the future high growth area for the Company was not in system integration or providing `copy cat' carrier messaging networks, but in high value added mass messaging for the enterprise market, by providing flexible messaging infrastructure platform using cost effective Internet delivery. The Company signed an agreement with Premiere Information Systems Pty Ltd, a subsidiary of PTEK Holdings Inc. (formerly, Premiere Technologies Inc.), a communications company based in Atlanta, Georgia ("Premiere"), whereby the Company would outsource the delivery of its fax traffic to the Premiere network. In addition the customer bases in the UK, Canada, USA, Switzerland and Singapore was ctransferred to Premiere with the Company receiving commission on revenues generated up till December 2001.

PRODUCT AND MARKET EVOLUTION

         The Flexemessaging Division today is a leading multichannel, large-scale messaging, business to business (B2B), Application Service Provider, providing delivery of information via fax, e-mail and SMS on behalf of its high profile customer base. In June 2001, the Company launched it's third generation platform, viz., FLEXML at CeBit in Sydney. This technology is a messaging infrastructure platform that encompasses database management, format conversion and multichannel delivery engine based on XML and Java. It aims to take any message or any set of documents, content or components of a database, compile it, format it and mass deliver it anywhere, anytime, independent of the receiving device (be it fax, email, PDA, mobile, SMS or any future technology). A new service EMdirect has been launched to provide cost effective and simple billing solution for electronic delivery of essential mail, viz, invoices, statements, reminders, remittances, subscriptions, etc.

         The products and services currently offered are:

EMDIRECT - "ESSENTIAL MAIL DIRECT"

         'Customers value improved cash flow over a reduction in costs' (Gartner
2001). An area where this is becoming fundamental is in the area of invoicing and bill presentment. It is estimated (Gartner) that by 2004 60% of all US invoicing will be electronic. Current electronic billing is Web based and aimed at B2C, with customers having to go to specific sites to pay each bill. In the case of B2B this is not practical, as the processes within companies (underwritten by auditors) require that nominated individual managers approve invoices for payment (i.e. on paper). The business then arranges payment through its own cheque cycle.

         Currently in Australia it is estimated that over 90% of invoices are submitted through the post with an average cost of between $1.60 and $5.00 per invoice (inclusive postage). EMdirect simply replaces the paper invoice with an electronic one, which is sent out as a fax or email, as preferred by the customer at the time of purchase. The cost for providing such an invoice is less than $1.00. However another major benefit is in speeding up cash flow. EMdirect can deliver thousands of invoices in minutes instead of 7 to 10 days by traditional paper methods (no overnight printing, stuffing envelopes, posting, mailroom distribution etc). Due to its simplicity there is no longer any need to invoice monthly and so invoices can be sent out weekly or even daily - even further improving cash flow potential. The same database is used to then send out statements of accounts, reminder letters etc.

FLEXEFAX

         Flexefax is a fax and email broadcasting service designed to broadcast to multiple recipients using installed software or Web access. Flexefax can send to hundreds or many thousands of recipients within minutes. This service is an efficient, reliable and cost effective solution for advertising campaigns, press releases, newsletters and non-personalised information requiring distribution. Status reports as to delivery times are available. The client only pays for faxes delivered or emails sent.

FLEXEDIRECT

         This service allows clients to give a personalised message to each recipient. This helps clients build a stronger relationship with their customers. There can be any number of variables in each letter and the document preparation is similar to that in merge for Word for Windows. It also facilitates database cleansing as the status reports highlight any undelivered faxes and returned emails are sent back directly to the sender and can then be followed up.

FLEXEMEDIA

         With high integrity databases and digital technology, FlexeMedia provides a unique range of services designed to increase a clients story exposure to the media. By selecting the required media groups to target FlexeMedia can distribute Press Releases to those editors or journalists who are most likely to pick up the story.

FLEXEMARKETING

         With the expansion of the Internet, interactive messaging is taking a leading and growing role in the way smart businesses communicate. Flexemarketing provides companies with a packaged, high volume email solution that processes, delivers, tracks and reports on any Internet based marketing campaign, be it permission marketing, opt-in marketing, interactive CRM, one to one marketing, promoting websites, or using email marketing to convert to sales.

FLEXESMS

         Short message Service (SMS) is a highly effective communication tool that sends brief text messages of up to 160 characters to mobiles phones. It's as easy as sending an email and is done at a fraction of the cost of a mobile call, and its instantaneous.

FLEXE-BUREAU

         Clients, can forward their documents and distribution lists to TWC for processing. Flexemessaging Business Support then handles these clients providing a bureau service.

MARKET SEGMENTATION

         The large potential of the total broadcast market arises from the very large number of PC's and fax machines installed throughout the world. Industry estimates vary from 60 million to 100 million fax devices installed world wide all capable of receiving fax messages from each other. The potential is also aided from innovation and added value that message broadcasting brings to organizations using more conventional delivery methods (postal mail outs, newspaper advertisements, etc).

         Users of broadcast messaging include, but are not limited to:

         o    Banks, Securities Houses and Brokers

         o    Public Relations and Marketing Companies

         o    Wholesale Distributors (e.g. Computer Products, Books, Records,
              Food)

         o Life Insurance and Superannuation Companies * o Shipping and Freight Forwarders o Professional Services Organizations o Professional Associations o Political and Lobby Organizations o Government and nearGovernment Organizations

         * Superannuation companies serve as externally managed investment or fund vehicles of employees retirement contributions similar to the role of defined contribution plans.

GLOBAL SERVICE

         The Flexemessaging Gateway technology uses Internet Protocol ("IP") or FTP to send its traffic to the ISP or Carrier for message delivery. The agreement with Premiere integrating the use of its Global Network opens up opportunities for business in other locations in the future by the Company as the Premiere network consists of a number of nodes around the world. The current operation of the Company is to originate traffic in Australia for delivery anywhere in the world through the Premiere network for fax. However, in the future when the Company sets up a VAR offering in another country, the Company's services will be capable of integration with a local Premiere node (via a Flexemessaging Gateway server located at that node) to take advantage of local delivery rates. This global architecture of the fax delivery network lends itself to the establishment of local subsidiaries, branch offices and distributors in the future. The service can be made available from any chosen place in the world and supported by a 24 hour help desk.

STRATEGY FOR FUTURE GROWTH

         The Company recognizes that for strong growth in the future it has to reposition itself into the broadbased electronic messaging market and focus on specific services and market channels to provide value added services. The Company has identified the need to move from its reliance on faxing technology and its use of a fax only global network in order to share more in the high growth in the Internet and new forms of messaging technology. The first step has been the strategic alliance with Premiere, whereby this Division has outsourced the delivery of its international fax traffic to the Premiere network.

         The Company's management plans to further achieve its aims by aligning the Company with, and leveraging off, larger industry players or recognized leaders in their field, and then provide specialist added value messaging services to such players/leaders, and their customers, in addition to providing such benefits to the Company's own customers. This will involve partnerships, strategic alliances or even joint ventures, with other technology companies or service providers and may involve alternative methods of global traffic distribution and a change in the Company's customer profile.

         By repositioning in this way the Company can seize opportunities that may present themselves to move into yet other growth areas, such as ecommerce, unified messaging, m-commerce or other growing markets. This is where the Company can take advantage of the fact that messaging technology has to be included as an essential part of the business.

VOICE & DATA SYSTEMS DIVISION

         The Voice & Data Systems Division is recognised as a leading provider of technology solutions in the fields of mission critical voice and data communications, electronic displays, voice & data monitoring & paging infrastructure. This Division provides effective solutions to the following cross sectors:

         o    Stock and Futures Exchanges,
         o    Financial Institutions,
         o    Emergency Services Providers,
         o    Government Agencies,
         o    Airlines,
         o    Public Utilities,
         o    Industrial Companies, and
         o    Hospitals

This Division maintains a dominant position in the Australian commercial, government and emergency services markets as a specialist provider of leading edge communication products, systems integration and turnkey solutions. It has established market leadership in `instant access' or `turret' voice systems in many of these key areas in Australia, with approximately 80% in Australian emergency services. This Division also held a dominant market position in the Australian dealing room market, as the Company had installed more systems consisting of more positions than any of its industry competitors, based on internal research. However, as part of its strategic reorganization, effective March 2001, the Company successfully sold its voice dealing room turret business to IPC Australia Pty Ltd (IPC). The essence of the sale was that the Company gave up the Voice & Data Systems Division's right to distribute the product in the financial markets area and transferred its ongoing sales and support of IPC financial trading systems in this market, including the VBand systems. It also included the assignment of service/maintenance agreements of customers within the financial markets, transfer of staff related to the product market with their entitlements and sale of stock on hand. The Company reported a gain of $1.6 million as a result of this transaction. The Company will continue to sell the IPC turret products in the emergency services and public safety markets in which it has a strong market share. Recognizing the need to replace this revenue stream and need to utilize the skills set and experience the Company has built in mission-critical communications, the Company's management is in advanced discussions with several parties in connection with adding exciting new products and services to the Australian market.

         The Voice & Data Systems Division integrates and supplies outstanding products from the following vendors, for use by its clients, including:

         o IPC digital dealer board ("turret") systems (previously the Company supplied VBand turret systems. VBand Corporation, ("VBand"), a New Jersey corporation, was recently acquired by IPC and the Company was appointed as an Australian distributor for IPC in the emergency command control markets.

         o Multitone - paging and wide area callout systems, DECT cordless PABX o Magnaysnc - voice and data quality monitoring software

         o Positron - emergency services software applications including integrated call taking, computer aided dispatch and mapping modules

         o TransLux - electronic display systems o Dictaphone - voice logging hardware and software

         In addition, the Voice & Data Systems Division has also developed certain products and applications for the dealing room market which were previously supplied to VBand. These include full duplex, multi-channel open microphone systems for use on VBand systems, speaker systems specifically designed for dealing rooms, radio interfaces for emergency services integrated into VBand systems and programmable modules for an allocation in the software and specific telephones lines and other types of development lines programmed as part of the Company's systems installation using VBand products and others.

         The Division's growth grew out of supplying voice turret systems to the financial market. Over the few years the Division has added products to its offerings to suit and meet the needs of the market.

MAJOR PROJECT INSTALLATIONS

         Among the major project installations secured by the Company in the last year were as follows (none of these installations represents a large percentage of the Company's business for accounting purposes, except for one):

         o    Telstra - Call Centre Quality Monitoring

         o Emergency Services and Fire Brigade Services - digital voice communication and callout systems with multilocation networking, paging and computeraided dispatch (CAD) systems integration.

         o    Citigroup - Voice Turret system

         o Sydney Institute of Technology - Call Centre Transcend system o Qantas - Voice Turret system o Bank of America - Voice Turret system

These project installations involve a systems integration process, whereby a turnkey solution is implemented. The solution involves the configuration and specification, assembly, installation and maintenance of certain voice and data telecommunications equipment, components and accessories. The average length of time to execute these projects is between four to six weeks, depending on the size of the installation. The projects are normally invoiced in stages, at the order, installation and acceptance stage.

ITEM 4C. ORGANIZATIONAL STRUCTURE

         The structure of the Company with its subsidiaries is graphically described below. The corporate office of TWC, a corporation incorporated in Bermuda, is located at Level 14 Lippo House, 210 George Street, Sydney, New South Wales, Australia, 2000.

         TWC's operations are being managed and conducted through its wholly owned subsidiary Flexemessaging Acquisition Ltd which has three operating subsidiaries and five dormant subsidiaries all incorporated under the laws of New South Wales, Australia. One of the eight subsidiaries is a wholly owned subsidiary called Trade Wind Marketing Pty Ltd ("TWM"), a New South Wales, Australian corporation. The Company's above described operating divisions operate under TWM using the tradename of `Flexemessaging' and `Trade Center Products'.


                               CORPORATE STRUCTURE

                          [ORGANIZATION CHART OMITTED]

ITEM 4D. PROPERTY, PLANTS, AND EQUIPMENT

         All Company property is leased. The Company currently operates from the following offices:


Australia, Sydney                        210 George Street, Sydney              Head Office address for all
                                         NSW 2000 Australia                     companies of Trade Wind
Lease expires on 30 June 2002                                                   Communications Limited and
                                                                                Flexemessaging - Sydney
                                                                                Voice & Data - Sydney

Australia, Melbourne                     Level 7, Royal Insurance Building      Flexemessaging - Melbourne
                                         440 Collins Street                     Voice & Data Melbourne
Monthly tenancy                          Melbourne Victoria 3000



The property occupied by the Company is currently adequate for its needs.

         To the Company's knowledge, there are no environmental issues that may affect the Company's utilization of the assets located at these locations.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

ITEM 5A. OPERATING RESULTS

         The Company achieved a net profit of $1.6 million for the year ended June 30, 2001, a significant improvement over the net loss reported for the year ended June 30, 2000 of $2.0 million. The net profit resulted from a strategic reorganization of the business, including the IPC sale described hereinafter and the closure of all call centre activity, and a strong focus on operational and cost efficiencies.

         As part of its strategic reorganization, the Company successfully sold its voice dealing room turret business to IPC Australia Pty Ltd (IPC). As part of this sale, the Company sold the Voice & Data Systems Division's right to distribute the IPC products in the financial markets area and transferred its ongoing sales and support of IPC financial trading systems in this market, including the VBand systems. It also included the assignment of service/maintenance agreements of customers within the financial markets, transfer of staff related to the product market with their entitlements and sale of stock on hand. The Company reported a gain of $1.6 million as a result of this transaction. The Company will continue to sell the IPC turret products in the emergency services and public safety markets in which it has a strong market share.

         As a result of the above mentioned transaction, consolidated revenues for the year ended June 30, 2001 was $12.2 million, a decrease of 30% compared to $17.4 million for the year ended June 30, 2000. Certain voice systems were recognised as net revenue, as opposed to recording gross revenue and associated costs of sale, due to the global deals being struck by IPC's subsidiary, IPC Information Systems, Inc., with certain Australian clients for the installation of systems in Australia under a supply agreement. As the Company was not a contractual party to this supply agreement and did not carry the risks and rewards of ownership in relation to the system, the Company must recognise net revenue. Had these system sales been reported as gross, revenues would have increased by $4.7 million to $16.9 million, representing only a 3% decrease over the $17.4 million revenue reported for the year ended June 30, 2000. The absence of sales from voice dealing room turrets in the financial markets in the second half of the year as a result of the sale also had a contributing impact on the Company's sales performance.

         Recognising the need to replace the decrease in the revenue stream from this IPC transaction and need to utilise the skills set and experience the Company has built in mission-critical communications, the Company's management is in advanced discussions with several parties with a view to adding exciting new products and services to the Australian market. Mission critical communications are communications the functioning of which are absolutely critical to the maintenance and sustenance of the business. Examples would be the inability to trade or deal in a dealing room as such would have disastrous financial and commercial impact or the inability to take emergency calls or any impairment with regard to the clarity of an emergency call for an emergency command control centre where the result could be the loss of lives.

         As a result of reduced sales activity, cost of goods sold decreased to $5.2 million, down from $10.0 million in the prior year. Cost of goods sold as a percentage of revenue decreased to 43%, down from 57% in the corresponding period.

         Management's focus on cost and operational efficiencies and strategic reorganization has resulted in an expense reduction of 22%, down to $7.0 million from $9.0 million in the prior year. This is mainly as a result of a reduction in overheads in the Voice & Data Systems Division, arising from the sale of the financial market turret business and subsequent reorganisation. In addition, operating efficiencies in the Flexemessaging Division, achieved from the outsourcing of the fax delivery network in December 1999, also had a significant positive impact on overhead. This has assisted in the delivery of an operating profit of $0.1 million generated for the fiscal year as compared to an operating loss of $1.5 million reported for the year ended June 30, 2000.

         The Company also successfully completed the transaction whereby Flexemessaging.com, Inc. became a wholly owned subsidiary of the Company through a share exchange. Goodwill and related costs arising from the share exchange of $0.6 million has been recognized and will be written off over three years.

         A detailed explanation of the results by operating division follows.

FLEXEMESSAGING DIVISION

         Revenues. Flexemessaging operating revenues decreased 14% to $4.9 million for the year ended June 30, 2001 compared with $5.7 million for the year ended June 30, 2000. The revenue decrease was mainly due to a decrease in international revenues. The Company no longer generates revenue direct from the overseas clients that were transferred to Premiere as a result of the outsourcing of the delivery network. The Company only earns revenue through a percentage it receives if Premiere has generated revenue from the Company's former customer base. Revenues generated from the overseas customer base, now serviced by Premiere, amounted to $0.1 million for the year ended June 30, 2001 as compared to $0.5 million for the year ended June 30, 2000. In addition, distributor generated revenues decreased to $0.3 million in the fiscal year from $0.5 generated in the prior year.

         Cost of Goods Sold. Cost of goods sold comprises local access charges, leased network backbone circuit expenses, line rental, distributors' commission, software maintenance and support, and domestic, long distance and international termination charges. These are variable costs based on actual volumes. Cost of sales amounted to $2.0 million for the year ended June 30, 2001 compared to $3.1 million for the prior year. Cost of sales as a percentage of revenue decreased to 41% for the year ended June 30, 2001, compared to 54% for the corresponding period, due to the outsourcing of the network infrastructure in December 1999 which meant that Flexemessaging no longer incurred costs in connection with local access charges, leased network backbone circuit expenses, line rental, and software maintenance and support.

         Expenses. Expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation and other expenses incurred in running the operation. Total expenses for the year ended June 30, 2001 amounted to $2.7 million compared to $3.5 million in the corresponding period.

         Operating Profit. An operating profit of $0.2 million was generated for the year ended June 30, 2001 as compared to an operating loss of $0.8 million reported for the year ended June 30, 2000.

VOICE & DATA SYSTEMS DIVISION

         Revenues. Revenues consist of sales from systems integration solutions for voice, call center, electronic display, paging, call recording and data applications. Revenues decreased 37% to $7.3 million for the year ended June 30, 2001, from $11.7 million for the year ended June 30, 2000. Revenue growth was significantly impacted as a result of recording certain voice systems as net revenue from global deals, as described in the Consolidated Results section of this report, as opposed to recording gross revenue and associated cost of sales. Had these systems been reported gross, revenues would have increased by $4.7 million to $12 million representing a 3% increase over the prior year revenues. In addition, for the six months ended June 30, 2001 no revenues or gross profit associated with the sales of voice dealing room turrets in the financial markets have been recorded. Revenues were also hampered by the introduction of a 10% Goods and Services Tax on July 1, 2000, coupled with the build up to the Olympic Games which had the effect of significantly suppressing overall business activity and delaying business decisions.

         Cost of sales. Cost of sales consists of the purchase of third party product, necessary to complete the systems integration solution. Cost of sales for the year ended June 30, 2001 amounted to $3.2 million compared to $6.9 million for the previous 12 months. Cost of sales as a percentage of revenue decreased to 44% for the current financial year down from 59% for the year ended June 30, 2000. The reduced percentage is a result of recording certain voice systems as net revenue, as opposed to recording gross revenue and associated costs. The improvement also results from a change in the overall revenue mix, where different product groups attract different gross margins.

         Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation and other expenses incurred in running the operation. Total operating expenses for the year ended June 30, 2001 amounted to $3.3 million compared to $4.5 million in the corresponding period.

         Operating Profit. An operating profit of $0.8 million was generated for the year ended June 30, 2001 as compared to $0.3 million reported for the year ended June 30, 2000.

IMPACT OF INFLATION

         Inflation has not been material to the business of the Company. The Company's financial statements are presented in Australian currency. Australia has not experienced hyperinflation during the last five years.

IMPACT OF FOREIGN CURRENCY FLUCTUATIONS ON THE COMPANY

         Foreign currency fluctuations have not had a material impact on the Company during the fiscal years ending June 30, 2001 and 2000. The Company does not employ any hedging instruments to limit the impact of foreign currency fluctuation.

IMPACT OF GOVERNMENTAL POLICIES OR FACTORS ON THE COMPANY

         No governmental economic, fiscal, monetary or political policies or factors have materially affected, directly or indirectly, the Company's operations. The Company does not anticipate that such policies or factors will materially affect, directly or indirectly, the Company's operations or investments by United States shareholders in the future.

ITEM 5B. LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

         The Company has financed its cash requirements for operations and investments in capital assets mainly through operating profits and loan financing.

         Cash used by operating activities was of $3.0 million for the year ended June 30, 2001, compared to $1.6 million generated by operations for the year ended June 30, 2000, mainly as a result of payments to suppliers. Cash used in investing activities, consisting primarily of the purchase of capital assets, amounted to $0.1 million for the year ended June 30, 2001, and $0.2 million in the corresponding period in 2000.

         Cash and equivalents decreased to $1.1 million for the year ended June 30, 2001, as compared to an increase of $3.2 million in the previous year, mainly as a result of payments to suppliers and loan repayments.

         The Company did not have material commitments for capital expenditures as of the end of its fiscal year ending June 30, 2001.

ITEM 5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

         The Company does not have a formal research and development policy, nor does it set aside or reserve funds for the purpose of research and development. Rather, the Company seeks to implement a strategic plan of operations each year for its growth either by acquisition or otherwise.

ITEM 5D. TREND INFORMATION

         As part of its strategic reorganization, the Company successfully sold its voice dealing room turret business to IPC Australia Pty Ltd (IPC). As part of the sale, the Company sold the Voice & Data Systems Division's right to distribute the IPC products in the financial markets area and transferred its ongoing sales and support of IPC financial trading systems in this market, including the VBand systems. It also included the assignment of service/maintenance agreements of customers within the financial markets, transfer of staff related to the product market with their entitlements and the sale of stock on hand. The Company will continue to sell the IPC turret products in the emergency services and public safety markets in which it has a strong market share. In addition, the Company exited the call center market with effect from June 30, 2001.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

ITEM 6A. DIRECTORS AND SENIOR MANAGEMENT AS OF THE DATE OF THIS ANNUAL REPORT

         The directors and officers of the Company are as follows:

NAME                            AGE               POSITION
----                            ---               --------

Nicholas Bird                   63                Chairman, CEO and Director
Kevin Levine                    36                Deputy CEO, CFO and Director
Frank Favretto                  49                Director
Peter Hawkins                   44                Director

         NICHOLAS BIRD is a cofounder of TWC and has extensive engineering and managerial experience, especially in South East Asia. In 1970, he joined Philips Telecommunications Industries, Hilversum, Holland in their Singapore operation and was soon promoted to Regional Manager of South East Asia for Telecommunications and Data Systems. During this time, he set up a telecommunications factory in Singapore for PABX and application development. Until 1981, Mr. Bird led Philips Telecommunications' Singapore operation in becoming a market leader in most of its chosen areas, increasing annual revenues of S$250,000 to in excess of S$20 million. Philips transferred Mr. Bird to Australia in 1985 as its Group Product Manager, Telecommunications and Data Systems. In this position, he was responsible for strategy and direction to make the Australian operations profitable. Philips instructed its Australian Company to rationalize its operations. This eventually led to a management buyout. He participated in the buyout and founded Trade Wind Technologies Pty Ltd (formerly known as Trade Wind Communications Pty Ltd) in December 1986. Mr. Bird and Mr. Walton shortly thereafter founded the Company as a holding company for operations in 1987. Mr. Bird was appointed as Chief Executive Officer and as a Director to the Board of Directors of the Company in November 1996.

         KEVIN LEVINE is responsible for the day-to-day operations of all entities as well as for the overall strategy and vision of the Company to enable it to meet the emerging opportunities of information messaging. Mr. Levine is a Chartered Accountant who joined Trade Wind in 1996. Prior to this he was the financial controller of a national manufacturer, wholesaler and retailer of ladies fashion. He has also had significant experience in the service industry as financial controller and leader of a successful change management project for one of the largest wholesale/retail travel agencies in South Africa. Mr. Levine was appointed as Deputy Chief Executive Officer on

July 1, 2000 and as a Director to the Board of Directors of the Company in May 2001. He also remains as the present Chief Financial Officer of the Company.

         FRANK FAVRETTO is a Chartered Accountant in Australia and is the nonexecutive director of AusAsean Management Ltd., an Australian private Company and Chairman of Coms21 Limited, an Australian public Company. Mr. Favretto established Bankers Trust Australia's stockbroking operations in 1984 and held the positions of Chairman and nonmember director of its Australian Stock Exchange membership from 1984 to 1991. In 1991, he became Executive Vice President of Bankers Trust Australia's equity underwriting committee. In this role, Mr. Favretto gained considerable experience in private and public capital raisings. He was appointed as a Director to the Board of Directors in June, 1999.

         PETER HAWKINS is currently a consultant with Paterson Ord Minett and Deputy Chairman of the Western Australian TAB. He has been a member of the Australian Stock Exchange since 1970 and was Chairman of the Stock Exchange Perth Ltd from 1984 to 1986. He is an Executive and Non-Executive director of several private and public companies. He was appointed as a Director to the Board of Directors in December 2000.

         The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors.

CONFLICTS OF INTEREST

         Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

         The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies that may be formed for the purpose of engaging in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise.

         The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Furthermore, no officer or director of the Company has ever promoted, is promoting or will be promoting any other blank check Company during their tenure as an officer and director of the Company. Accordingly, there presently exists no conflict of interest in this regard. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

ITEM 6B. COMPENSATION

         The following table is a summary of the compensation paid to the Named Executive Officers during the three most recently completed financial years:

                                                                 Annual Compensation
                                                         -----------------------------------
 Name and Principal            ended        Shares       Salary      Bonus      Other Annual
      Position                June 30       Owned         (A$)        (A$)      Compensation
 ------------------           -------       -----         ----        ----      ------------
Nicholas R. Bird,               2001        2,275,862    145,428      Nil       78,000(3)(4)
Chief Executive Officer,        2000                     135,536      Nil       75,283(3)(4)
Managing Director               1999                      66,500      Nil       63,500(3)(4)

Kevin Levine                    2001           (5)       143,703      Nil       14,233(3)4)
Deputy Chief Executive          2000                     123,623    25,000      10,127(3)
Officer, Chief Financial        1999                     104,348      Nil        7,301(3)
Officer

Arthur C. Walton                2001        2,164,878    100,400      Nil        9,600(3)(4)
Head of Corporate Practices     2000                     100,400      Nil        9,600(3)(4)
                                1999                     100,000      Nil        9,600(3)(4)

                                                          Long Term Compensation
                                    -----------------------------------------------------------------------
                                                   Awards                     Payouts
                                    -------------------------------------------------
                                     Securities Under   Restricted Shares                       All Other
 Name and Principal                  Options/ SARs(1)     or Restricted        LTIP(2)        Compensation
      Position                           granted           Share Units         Payouts            (A$)
 ------------------                 -----------------   -----------------    ----------       -------------
Nicholas R. Bird,                        701,952                 Nil             Nil                Nil
Chief Executive Officer,                     Nil                 Nil             Nil                Nil
Managing Director                            Nil                 Nil             Nil                Nil

Kevin Levine                                 Nil                 Nil             Nil                Nil
Deputy Chief Executive                       Nil                 Nil             Nil                Nil
Officer, Chief Financial                     Nil                 Nil             Nil                Nil
Officer

Arthur C. Walton                             Nil                 Nil             Nil                Nil
Head of Corporate Practices                  Nil                 Nil             Nil                Nil
                                             Nil                 Nil             Nil                Nil

(1) "SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.
(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.
(3) These sums are comprised of superannuation contributions and life insurance premiums.
(4) In addition, this named executive officer is also provided with a fully maintained company vehicle (including all reasonable operation costs).
(5)  This person beneficially owns less than 1% of the Company's stock.

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                     AGGREGATED OPTION/SAR EXERCISES DURING
                   THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                    AND FINANCIAL YEAR-END OPTION/SAR VALUES

                                                                                           Value of Unexercised
                                                                                               in the Money
                                                                     Unexercised              Options/SARs at
                                                                Options/SARs at FY-End            FY-End
                                             Aggregate Value             (#)                        ($)
                      Securities Acquired       Realized             Exercisable/              Exercisable/
        Name              on Exercise              ($)              Unexercisable              Unexercisable
        (a)                   (b)                  (c)                   (d)                        (e)
-----------------     -------------------    ---------------    ----------------------      --------------------
Nicholas Bird               701,952               $0.30                701,952                      nil


BOARD OF DIRECTORS COMPENSATION

         The Company does not pay directors who are also executive officers for service on the Board of Directors. Non executive directors receive no fees but are reimbursed for their expenses incurred in attending meetings of the Board of Directors.

LONG TERM INCENTIVE AND PENSION PLANS

         The Company does not hold any long term incentive or defined benefit pension plans other than payments due under the applicable laws of various countries in which the Company operates. In relation to the Company's subsidiary operations in Australia, according to legislation the Company provides funds for long service leave to staff who becomes eligible after 10 years of continuous service. Superannuation (defined contribution benefits) payments are in line with norms in the various countries that the Company and its subsidiaries operate.

         The Company is presently reviewing the merits of establishing an incentive stock option plan for its key officers, directors and employees. Presently the Board of Directors has the ability to grant options to officers and directors at their discretion or as approved as part of a compensation package under terms of an employment agreement.

OTHER

         No director or executive officer is involved in any material legal proceeding against the Company in which he will receive a benefit from such legal proceedings.

EMPLOYMENT AGREEMENTS

         The Company currently has no employment agreement with any of its employees. Certain employees have appointment letters that set out the standard terms and conditions of employment but do not incorporate any contractual obligations on employees to remain in the employ of the Company. Nicholas Bird is employed by TWG, the Company's operating subsidiary, under the terms of an employment agreement dated March 11, 1999 that provides for discretionary incentive compensation, including without limitation, the grant of unvested options of Flexemessaging's common stock and bonuses. However, the Company has presently agreed, upon consummation of the share exchange, to assume the obligations associated with the grant of options under this agreement at such time as the Company implements a stock option plan.

The compensation to be provided to Mr. Bird during the term of his agreement is as follows:

          1. an annual salary of $197,027 exclusive of mandatory superannuation contributions, with the salary to be increased annually by a minimum of 5%;

          2. performance based bonuses, if relevant performance criteria, determined by the Board of Directors, TWG and other parent companies from time to time are achieved;
          3. life and disability insurance with the insurance proceeds to be paid to Mrs. A.J. Bird;
          4. financial tax advice provided by the Company's or TWG's auditors or financial consultants;
          5. company vehicle (including all reasonable operation costs) or a mutually agreed allowance in lieu of a vehicle; and
          6. costs and maintenance of a telephone line, fax line and security to the employee's residence including costs of calls.

The initial term of the employment agreement is for five years and will continue in force thereafter until terminated by either party on two months' notice. Either party may terminate the employment agreement after the expiration of three years, provided six months' written notice is given. TWG may terminate the employment agreement at any time upon the occurrence of certain stated events. If TWG wishes to terminate the employment agreement without giving the required notice, TWG is required to pay Mr. Bird the greater of an amount equal to his annual salary package for the balance of the term or equal to his annual salary package for the last 18 month period of the term.

         The employment agreement may also be terminated by either party immediately upon the earlier of any of the following events (individually, a "Termination Event"), in which case TWG must pay Mr. Bird an amount not less than the greater of his salary package for the balance of the term or his salary package for the preceding 12 months:

          o any person or group of persons associated with each other becoming the beneficial owner, directly or indirectly, of more than 40% of the total issued shares of TWG or any holding company of TWG;

          o any person or group of persons associated with each other who are principally engaged in a business which is competitive with the business carried on by the TWG becoming the beneficial owner, directly or indirectly, of more than 20% of the issued shares of TWG or a holding company of TWG; and

          o TWG or a holding company of TWG merging with or into another person or selling, assigning, conveying, transferring, leasing or otherwise disposing of all or potentially all of the assets of TWG to any person, or any person merging with or into TWG or a holding company of TWG, in each case pursuant to a transaction in which the issued shares of TWG or a holding company of TWG are converted into or exchanged for cash, securities or other property.

Mr. Bird has agreed during the terms of his employment not to be actively engaged or interested, directly or indirectly, in any capacity whatsoever, in any employment other than in connection with the business conducted by TWG during the term of his employment and for one year after the expiry of the employment agreement, except where the agreement is terminated following a Termination Event. Mr. Bird may, however, hold securities in a company or be the beneficiary of a trust, which holds securities in a company, which may carry, on business in competition with TWG.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

         The Company's provides indemnification for all directors and officers to the full extent permitted by the laws of Bermuda.

         The Company has the power to purchase and maintain insurance on behalf of any person who is or was our director, officer, employee, or agent, or is or was serving at our request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, or other enterprise against any expense, liability, or loss incurred by any person in any capacity or arising out of his status as, whether or not we would have the power to indemnify person against liability under any law.

ITEM 6C. BOARD PRACTICES

         During the fiscal year ended June 30, 2001 the Company's Board of Directors consisted of four persons.

         Peter Hawkins was appointed to the Board in December 2000 and Kevin Levine was appointed to the Board in May 2001.

         None of the Company's directors are parties to service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

         The Company does not have a Remuneration Committee. As of the date of this Annual Report, the Company's Audit Committee consists of four directors, Nick Bird, Kevin Levine, Frank Favretto and Peter Hawkins. The members are appointed by the Company's directors at the conclusion of the annual meeting to hold office until the next annual meeting, or until their successors are elected or appointed. The Audit Committee reviews the financial statements of the Company and reports thereon to the Company's Board of Directors before the financial statements are approved by the Board of Directors.

ITEM 6D. EMPLOYEES

         The Company, including its subsidiaries, employed the following numbers of employees as at June 30, 2001 at the locations set forth below:

         LOCATION
         Sydney, Australia                                      39
         Melbourne, Australia                                    4
         TOTAL                                                  43

         The Company, including its subsidiaries, employed the following numbers of employees as at June 30, 2001 in the categories of activities set forth below:

         ACTIVITY
         Executive Management                                    4
         Sales                                                  13
         Customer support                                        7
         Software Development                                    4
         Operational Support                                     7
         Accounting/Finance/Logistics                            8
         TOTAL                                                  43

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A. MAJOR SHAREHOLDERS

         To the knowledge of the directors and senior officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding common stock of the Company:

                                                           Percentage of
           Name               Number of Shares          Outstanding Shares

Skyglen Pty Limited(1)           2,275,862                      12.30%

Patvilt Pty Limited(2)           2,164,878                      11.70%

(1)  An Australian trustee company controlled by Nicholas Rowland Bird.
(2) An Australian trustee company controlled by Arthur Christopher Walton, a co-founder of TWC.

ITEM 7B. RELATED PARTY TRANSACTIONS

         Loans in the amount of $404,500 have been made to the Company which are collateralized over the personal property of Arthur Christopher Walton and Nicholas Rowland Bird granted indirectly by Perpetual Trustees Victoria Limited. The loans are repayable by 15 October 2020 or earlier at the option of the Company. Interest is set at the Australian Bank Bill Rate and varies according to fluctuations thereon. The indicative annual interest rate at 30 June 2001 was 6.82%. Arthur Christopher Walton and Nicholas Rowland Bird have entered into an agreement with the Company whereby they have a registered charge (i.e. security interest) over Trade Wind Group Pty Ltd in the event that the Company is unable to settle the outstanding liabilities. In addition they receive a 0.5% premium over the underlying interest rate charged and were paid establishment fees of $2,500 and $3,475 respectively.

ITEM 7C. INTERESTS OF EXPERTS AND COUNSEL

         Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

         See the Consolidated Financial Statements set forth in Part III, Item 17 hereof and filed as a part of this Annual Report.

EXPORT SALES

         Export sales did not constitute a significant portion of the Company's total sales volume as of June 30, 2001, the end of the Company's most recent fiscal year.

LEGAL OR ARBITRATION PROCEEDINGS

         As of the date of this Annual Report, there are no legal or arbitration proceedings that may have, or have had in the recent past, significant effects on the Company's financial position or profitability.

COMPANY POLICY ON DIVIDEND DISTRIBUTIONS

         The Company does not intend to pay dividends in cash or in kind in the future. The Company expects to retain its earnings to finance the further growth of the Company. The directors of the Company will determine if and when dividends should be declared and paid in the future based upon the earnings and financial conditions of the Company at the relevant time and such other factors as the directors may deem relevant. All of the common stock of the Company are entitled to an equal share in any dividends declared and paid.

SIGNIFICANT CHANGES

         Significant changes have occurred since March 9, 2001, the date the Company sold and transferred the ongoing sales and support of IPC and VBand financial trading systems to IPC Australia Pty Limited. Please refer to the Consolidated Financial Statements set forth in Part III, Item 17 hereof and filed as a part of this Annual Report, and in particular, see Note 3 ("Sale of Product Line") to the Consolidated Financial Statements for a description of these significant changes.

ITEM 9.  THE OFFER AND LISTING

         Not applicable, except for Item 9A(4) and Item 9C.

ITEM 9A. (4)  PRICE HISTORY

PRICE HISTORY IN THE CANADIAN MARKET

         TWC's common stock is presently trading on the Canadian Venture Exchange under the symbol of "TWC". Quotations reflect inter-dealer prices, without retail mark-up, markdown or commission, and may not represent actual transactions. The prices reflected below are stated in Canadian dollars.

                                                  High Bid             Low Bid
                                                 ----------          ----------
        Qtr ended June 30, 1998                  C$1.350             C$0.730
        Qtr ended September 30, 19998               1.150               0.750
        Qtr ended December 31, 1998                 1.000               0.500
        Qtr ended March 31, 1998                    1.400               0.650
        Qtr ended June 30, 1999                     1.050               0.750
        Qtr ended September 30, 1999                0.920               0.600
        Qtr ended December 31, 1999                 0.600               0.460
        Qtr ended March 31, 2000                    1.000               0.600
        Qtr ended June 30, 2000                     0.600               0.230
        Qtr ended September 30, 2000                0.350               0.300
        Qtr ended December 31, 2000                 0.350               0.190
        Qtr ended March 31, 2001                    0.360               0.210
        Qtr ended June 30, 2001                     0.280               0.150
        Qtr ended September 30, 2001                0.250               0.050
        As of November 28, 2001                     0.10                0.10

         There are approximately 47 holders of the TWC's common stock. Presently there are 18,499,783 shares of the TWC's common stock outstanding with 5,000,000,000 common stock authorized.

         TWC has not paid any dividends to date and has no plans to do so in the immediate future.

ITEM 9C. MARKETS

         See Item 9A(4) above.

ITEM 10.   ADDITIONAL INFORMATION

ITEM 10A.  SHARE CAPITAL

         Not applicable.

ITEM 10B.  MEMORANDUM AND ARTICLES OF ASSOCIATION

         Set forth below is a summary of the material provisions of the Company's Memorandum of Association and Bye-laws relating to the Company's shares. This description does not purport to be complete and is qualified in its entirety by reference to the Memorandum of Association and Bye-laws and the statutory laws of Bermuda.

         Purpose - The stated purpose of the Company as provided in paragraph 6 of its Memorandum of Association is to engage in and carry on business as advisors and consultants to and as agents for enterprises engaged in the telecommunication industry, fax industry and related industries which are resident outside these Islands and to such enterprises resided in these Islands as the Minister of Finance may from time to time permit; and such general purposes as provided in paragraphs (b) to (n) and (p) to (u) of the Second Schedule to the Companies Act of 1981 of Bermuda (the "Companies Act").

         Share Capital - The capital of the Company is shares of common stock, par value $.01 per share and entitles the holder to one vote per share. The Company may increase, decrease or otherwise alter the capital of the Company by ordinary or special resolution in compliance with Section 45 of the Companies Act. Any share of the Company may be issued with or have attached thereto such rights and restrictions as to dividends, voting or otherwise as the Company may determine by ordinary resolution or as the Board may determine. The rights of shares may be varied or modified either with the consent in writing of the holders of not less than three-fourths of the issued shares of that class or with sanction of a special resolution passed at a separate general meeting of the holders of shares of that class. The necessary quorum shall be two person holding by proxy not less than one-third in nominal value of the issued shares of that class shall be quorum; every holder of shares shall be entitled to one vote and any holder present in person or by proxy may demand a poll/vote. The Board may grant options at its discretion but at no time at a discount.

         Dividends - Dividends may be declared from time to time to be paid in any currency, but no dividend shall be declared in excess of the amount recommended by the Board. No dividend may be paid or made out of contributed surplus if to do so would render the Company unable to pay its liabilities as they become due or the realisable value of its assets would thereby become less than the aggregate of its liabilities and it is issued share capital and share premium accounts.

         General meetings - An annual general meeting is to be held once a year in any location. A special general meeting may be called by the Board and by holders at the date of deposit of the requisition for such a meeting not less than one-tenth of the paid up capital of the Company carrying voting rights, by written requisition to the Board of Secretary. Such meeting shall be held within two months after deposit of the requisition. No meeting shall be called with less than 14 days notice, except a annual general meeting and by a majority in number of the holders having the right to attend and vote at a meeting, with a majority being not less than 95% in nominal value of the issued shares giving that right. Accidental omission to give notice of a meeting or to send such instrument of proxy by any person entitled to receive such notice shall not invalidate any resolution passed at the meeting.

         No business other than appointment of a chairman of a meeting may be transacted at any general meeting unless a quorum is present at commencement of the business. Two holders entitled to vote and present in person or by proxy shall form a quorum for all purposes. If quorum is not present within 30 minutes of the appointed time, the meeting will be dissolved if convened by the requisition of holders or adjourned to the same day in the next week at the same time and place or such time and place as the Board may determine.

         The President or the Chairman shall preside as chairman at every general meeting and if not present, the Directors present shall choose one of their members to act. The chairman may, with the consent of any meeting at which quorum is present, adjourn the meeting from time to time and from place to place as the meeting shall determine, but no business shall be transacted at any adjourned meeting other than the prior scheduled business.

         Any action that may be taken by the holders at a meeting may also be taken by a general or special resolution consented to in writing by or on behalf of all persons for the time being entitled to receive notice of and to attend and vote at a general or special meeting of the Company.

         A resolution shall be a special resolution when it is passed by a majority of not less than three-fourths of votes cast by such holders as, being entitled to vote in person or by proxy at a general meeting of which not less than 21 days notice is given with the stated purpose of such special resolution being given in the notice. Notwithstanding the same, a majority in number of the holders having the right to attend and vote at any such meeting, being a majority holding not less than 95% in nominal value of the shares giving that right, a resolution may be proposed and passed as a special resolution at a meeting of which less than 21 days notice has been given.

         A resolution shall be an ordinary resolution when it has been passed by a simple majority of votes cast by such holders being entitled to do so in person or by proxy at a general meeting of which not less than 14 days notice has been given.

         Board of Directors - The business and affairs of the Company are managed by the Directors who may exercise all such powers of the Company that the laws of Bermuda or the Company's Bye-laws do not otherwise require to be exercised by the shareholders.

         Conflict of Interest - No agreement or transaction between the Company and one or more of its directors or any person in which any director has a financial interest or to whom any director is related, including as a director of that other person, is void or voidable for this reason only, or by reason only that the director is present a the meeting of directors, if the material interest in or relationship to any other party to the agreement or transaction are disclosed in good faith, or are known by the other directors and the director abstains from voting and being counted for purposes of quorum.

         Borrowing Powers - The Directors of the Company may exercise all the powers of the Company to borrow money and to mortgage or charge its undertaking and property or any part thereof, to issue debentures, bonds or other securities whenever money is borrowed or as security for any debt, liability or obligation of the Company or of any third party.

ITEM 10C.  MATERIAL CONTRACTS

         Not applicable

ITEM 10D.  EXCHANGE CONTROLS

         There are no governmental laws, decrees or regulations in Canada that restrict the export or import of capital, or affect the remittance of dividends, interest or other payments to a non-resident holder of common stock of the Company, other than withholding tax requirements (see "Item 7 -- Taxation").

         Except as provided in the Investment Canada Act discussed below, there are no limitations imposed under the laws of Canada, the Province of Ontario, or by the constituent documents of the Company on the right of a non-resident to hold or vote the common stock of the Company.

         The Investment Canada Act (the "ICA"), which became effective on June 30, 1985, regulates the acquisition by non-Canadians of control of a Canadian business enterprise. In effect, the ICA requires review by Investment Canada, the agency which administers the ICA, and approval by the Canadian government, in the case of an acquisition of control of a Canadian business by a non-Canadian where: (i) in the case of a direct acquisition (for example, through a share purchase or asset purchase), the assets of the business are $5 million or more in value; or (ii) in the case of an indirect acquisition (for example, the acquisition of the foreign parent of the Canadian business) where the Canadian business has assets of $5 million or more in value or if the Canadian business represents more than 50% of the assets of the original group and the Canadian business has assets of $5 million or more in value. Review and approval are also required for the acquisition or establishment of a new business in areas concerning "Canada's cultural heritage or national identity" such as book publishing, film production and distribution, television and radio production and distribution of music, and the oil and natural gas industry, regardless of the size of the investment.

         As applied to an investment in the Company, three methods of acquiring control of a Canadian business would be regulated by the ICA: (i) the acquisition of all or substantially all of the assets used in carrying on the Canadian business; (ii) the acquisition, directly or indirectly, of voting shares of a Canadian corporation carrying on the Canadian business; or (iii) the acquisition of voting shares of an entity which controls, directly or indirectly, another entity carrying on a Canadian business. An acquisition of a majority of the voting interests of an entity, including a corporation, is deemed to be an acquisition of control under the ICA. An acquisition of less than one-third of the voting shares of a corporation is deemed not to be an acquisition of control. An acquisition of less than a majority, but one-third or more, of the voting shares of a corporation is presumed to be an acquisition of control unless it can be established that the acquisition the corporation is not, in fact, controlled by the acquirer through the ownership of voting shares. For partnerships, trusts, joint ventures or other unincorporated entities, an acquisition of less than a majority of the voting interests is deemed not to be an acquisition of control.

         In 1988, the ICA was amended, pursuant to the Free Trade Agreement dated January 2, 1988 between Canada and the United States, to relax the restrictions of the ICA. As a result of these amendments, except where the Canadian business is in the cultural, oil and gas, uranium, financial services or transportation sectors, the threshold for direct acquisition of control by US investors and other foreign investors acquiring control of a Canadian business from US investors has been raised from $5 million to $150 million of gross assets, and indirect acquisitions are not reviewable.

         In addition to the foregoing, the ICA requires that all other acquisitions of control of Canadian businesses by non-Canadians are subject to formal notification to the Canadian government. These provisions require a foreign investor to give notice in the required form, which notices are for information as opposed to review purposes.

ITEM 10E.  TAXATION

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

         Management of the Company has been advised by its Canadian legal counsel that the following general summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of common stock of the Company who is a resident of the United States and who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his or her common stock of the Company in connection with carrying on a business in Canada (a "non-resident shareholder").

         This summary is based upon the current provisions of the Income Tax Act (Canada) (the "ITA"), the regulations thereunder (the "Regulations"), the current publicly announced administration and assessing policies of Revenue Canada, Taxation, and all specific proposals (the "Tax Proposals") to amend the ITA and Regulations announced by the Minister of Finance (Canada) prior to the date hereof. This description is not exhaustive of all possible Canadian federal income tax consequences and, except for the Tax Proposals, does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account provincial or foreign tax considerations which may differ significantly from those discussed herein. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of common stock of the Company, and no opinion or representation with respect to the Canadian Federal Income Tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common stock of the Company should consult with their own tax advisors about the federal, provincial and foreign tax consequences of purchasing, owning and disposing of common stock of the Company.

DIVIDENDS

         Dividends paid on the common stock of the Company to a non-resident holder will be subject to withholding tax under the ITA. The Canada-US. Income Tax Convention (1980) (the "Treaty") provides that the normal 25% withholding tax rate is reduced to 15% on dividends paid on shares of a corporation resident in Canada (such as the Company) to residents of the United States, and also provides for a further reduction of this rate to 5% where the beneficial owner of the dividends is a corporation which is a resident of the United States which owns at least 10% of the voting shares of the corporation paying the dividend.

CAPITAL GAINS

         A non-resident shareholder of Canada is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of common stock of the Company unless the common stock represent "taxable Canadian property" to the holder thereof. The Company is a public corporation for purposes of the ITA. A common Share of the Company will be taxable Canadian property to a non-resident shareholder if, at any time during the period of five years immediately preceding the disposition, the non-resident shareholder and/or persons with whom he or she did not deal at arm's length owned not less than 25% of the issued shares of any class or series of the Company. There are other circumstances in which the common stock of the Company will be taxable Canadian property to a non-resident holder.

         Non-resident shareholders should consult their Canadian tax advisors about whether the common stock are taxable Canadian property to them. In the case of a non-resident shareholder to whom common stock of the Company represent taxable Canadian property, relief from Canadian income tax under the Treaty may be available.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following is a general discussion of certain possible United States federal income tax consequences, under current law, generally applicable to a US Holder (as defined below) of common stock of the Company. This discussion does not address all potentially relevant federal income tax matters and does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as those described below as excluded from the definition of a US Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (See "Certain Canadian Federal Income Tax Consequences" above).

         The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of recently proposed legislation, which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common stock of the Company, and no opinion or representation with respect to the United States federal income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common stock of the Company should consult their own tax advisors about the federal, state, local, and foreign tax consequences of purchasing, owning and disposing of common stock of the Company.

US HOLDERS

         As used herein a "US Holder" includes a holder of common stock of the Company who is a citizen or legal resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof and any other person or entity whose ownership of common stock of the Company is effectively connected with the conduct of a trade or business in the United States. A US Holder does not include persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of common stock of the Company is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DISTRIBUTIONS ON COMMON STOCK OF COMPANY

         US Holders receiving dividend distributions (including constructive dividends) with respect to common stock of the Company are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the US Holder's United States federal income tax liability or, alternatively, may be deducted in computing the US Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussions at "Foreign Tax Credit" below). To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the US Holder's adjusted basis in the common stock and thereafter as gain from the sale or exchange of the common stock.

         Preferential tax rates for long-term capital gains are applicable to a US holder that is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a US holder that is a corporation.

         Dividends paid on the common stock of the Company will not generally be eligible for the dividends received-deduction provided to corporations receiving dividends from certain United States corporations. A US holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company qualified as a "foreign personal holding company" or a "passive foreign investment company," as defined below) if such US Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations, which are beyond the scope of this discussion.

FOREIGN TAX CREDIT

         A US Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of common stock of the Company may be entitled, at the option of the US Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar for dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year by year basis and applies to all foreign taxes paid by (or withheld from) the US Holder during that year. There are significant and complex limitations, which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate shares of the US Holder's United States income tax liability that the US Holder's foreign source income bears to his or her or its worldwide taxable income. In the determination of the application of this limitation, the various items of income deduction must be classified into foreign and domestic sources. Complex rules govern this classification process. There are further limitations on the foreign tax credit for certain types of income such as "passive income," "high withholding tax interest," "financial services income," "shipping income," and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of common stock of the Company should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON STOCK OF COMPANY

         A US Holder will recognize gain or loss upon the sale of common stock of the Company equal to the difference, if any, between the amount of cash plus the fair market value of any property received, and the shareholder's tax basis in the common stock of the Company. This gain or loss will be capital gain or loss if the common stock is a capital asset in the hands of the US Holder. In such event the gain or loss will be short-term or long-term capital gain or loss depending upon the holding period of the US Holder. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations. For US Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For US holders that are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted.

OTHER CONSIDERATIONS

         In the following circumstances, the above sections of this discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of common stock of the Company:

         Foreign Personal Holding Company. If at any time during a taxable year more than 50% of the total combined voting power or the total value of the Company's outstanding shares is owned, actually or constructively, by five or fewer individuals who are citizens or residents of the United States and 60% or more of the Company's gross income for such year was derived from certain passive sources (e.g. from dividends received from its subsidiaries), the Company would be treated as a "foreign personal holding company." In that event, US Holders that hold common stock of the Company would be required to include in gross income for such year their allowable portions of such passive income to the extent the Company does not actually distribute such income.

         Foreign Investment Company. If 50% or more of the combined voting power or total value of the Company's outstanding shares are held, actually or constructively, by citizens or residents of the United States, United States domestic partnerships or corporations, or estates or trusts other than foreign estates or trusts (as defined by the Code Section 7701(a)(31)), and the Company is found to be engaged primarily in the business of investing, reinvesting, or trading in securities, commodities, or any interest therein, it is possible that the Company might be treated as a "foreign investment company" as defined in
Section 1246 of the Code, causing all or part of any gain realized by the US Holder selling or exchanging common stock of the Company to be treated as ordinary income rather than capital gain.

         Passive Foreign Investment Company. As a foreign corporation with US Holders, the Company could potentially be treated as a passive foreign investment company ("PFIC"), as defined in Section 1297 of the Code, depending upon the percentage of the Company's income which is passive, or the percentage of the Company's assets which is held for the purpose of producing passive income.

         Certain United States income tax legislation contains rules governing PFIC which can have significant tax effects on US shareholders of foreign corporations. These rules do not apply to non-US shareholders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more.

         A US shareholder who holds stock in a foreign corporation during any year in which such corporation qualifies as a PFIC is subject to US federal income taxation under one of two alternative tax regimes at the election of each such US shareholder (the deferred tax charge regime and the Qualified Election Fund "QEF" regime). The following is a discussion of these two alternative tax regimes as applied to US shareholders of the Company. Both regimes, however, may apply if the shareholder makes the QEF election after the first year in which it owned stock in the PFIC.

         A US shareholder who elects in a timely manner (an "Electing US Shareholder") to treat the Company as a QEF, as defined in the Code, will be subject, under Section 1293 of the Code, to current federal income tax for any taxable year in which the Company qualifies as a PFIC on his or her pro-rata share of the Company's: (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing US Shareholder and (ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing US Shareholder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

         The effective QEF election also allows the Electing US Shareholder to
(i) generally treat any gain realized on the disposition of his or her common stock (or deemed to be realized on the pledge of his or her common stock) as capital gain; (ii) treat his or her share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income, and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his or her share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge. If the Electing US Shareholder is not a corporation, such an interest charge would be treated as "personal interest" that can be deducted only when it is paid or accrued and is only 10% deductible in taxable years beginning in 1990 and not deductible at all in taxable years beginning after 1990.

         The procedure with which a US shareholder must comply in making an effective QEF election will depend on whether the year of the election is the first year in the US shareholder's holding period in which the Company is a PFIC. If the US shareholder makes a QEF election in such first year, i.e. a timely QEF election, then the US shareholder may make the QEF election by simply filing the appropriate documents at the time the US shareholder files its tax return for such first year. If, however, the Company qualified as a PFIC in a prior year, then in addition to filing documents, the US shareholder must elect to recognize (i) (under the rules of (S)1291 (discussed below), any gain that he would otherwise recognize if the US shareholder sold his or her stock on the application date or (ii) if the Company is a controlled foreign corporation, the US shareholder will be deemed to have made a timely QEF election.

         When a timely QEF election is made, if the Company no longer qualifies as a PFIC in a subsequent year, normal Code rules will apply. It is unclear whether a new QEF election is necessary if the Company thereafter re-qualifies as a PFIC. US shareholders should seriously consider making a new QEF election under those circumstances.

         If a US shareholder does not make a timely QEF election during a year in which it holds (or is deemed to have held) the common stock in question and the Company is a PFIC (a "Non-electing US Shareholder"), then special taxation rules under Section 1291 of the Code will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his or her common stock and (ii) certain "excess distributions," as specially defined, by the Company.

         A Non-electing US Shareholder generally would be required to pro-rate all gains realized on the disposition of his or her common stock and all excess distributions over the entire holding period for the common stock. All gains or excess distributions allocated to prior years of the US shareholder (other than years prior to the first taxable year of the Company during such US shareholder's holding period and beginning after January 1, 1987 for which it was a PFIC) would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The Non-electing US Shareholder also would be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. A Non-electing Shareholder that is not a corporation must treat this interest charge as "personal interest" which, as discussed above, is partially or wholly non-deductible. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

         If the Company is a PFIC for any taxable year during which a Non-electing US Shareholder holds common stock, then the Company will continue to be treated as a PFIC with respect to such common stock, even if it is no longer definitionally a PFIC. A Non-electing US Shareholder may terminate this deemed PFIC status by electing to recognize a gain (which will be taxed under the rules discussed above for Non-Electing US Shareholders) as if such common stock had been sold on the last day of the last taxable year for which it was a PFIC.

         Under Section 1291(f) of the Code, the Department of the Treasury has issued proposed regulations that would treat as taxable certain transfers of PFIC stock by Non-electing US Shareholders that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death.

         Certain special, generally adverse, rules will apply with respect to the common stock while the Company is a PFIC whether or not it is treated as a QEF. For example under Section 1298(b)(6) of the Code, a US shareholder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in the regulations, be treated as having made a taxable disposition of such stock.

         The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such change could affect the validity of this discussion. In addition, the implementation of certain aspects of the PFIC rules require the issuance of regulations which in many instances have not been promulgated and which may have retroactive effect. There can be no assurance that any of the proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, US persons who are shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

         Controlled Foreign Corporation. If more than 50% of the voting power of all classes of stock or the total value of the stock of the Company is owned, directly or indirectly, by citizens or residents of the United States, United States domestic partnerships and corporations or estates or trusts other than foreign estates or trusts, each of whom own 10% or more of the total combined voting power of all classes of stock of the Company or the total value of the stock of the Company ("United States shareholder"), the Company could be treated as a "controlled foreign corporation" under Subpart F of the Code. This classification would result in many complex consequences including the required inclusion into income by such United States shareholders of their pro rata shares of "Subpart F income" (as specially defined by the Code) of the Company and the Company's earnings invested in US property and previously excluded Subpart F withdrawn from certain types of investments (as specifically defined by the Code). In addition, under Section 1248 of the Code, gain from the sale or exchange of common stock of the Company by a US person who is or was a United States shareholder (as defined in the Code, a holder of common stock of the Company who is or was a United States shareholder at any time during the five year period ending with the sale or exchange) is treated as ordinary dividend income to the extent of earnings and profits of the Company attributable to the stock sold or exchanged. Because of the complexity of Subpart F, and because it is not clear that Subpart F would apply to the holders of common stock of the Company, a more detailed review of these rules is outside the scope of this discussion.

ITEM 10F.  DIVIDENDS AND PAYING AGENTS

         Not applicable.

ITEM 10G.  STATEMENT BY EXPERTS

         Not applicable.

ITEM 10H.  DOCUMENTS ON DISPLAY

         The documents concerning the Company which are referred to in this Annual Report may be inspected at the Company's executive offices located at 210 George Street, Sydney, New South Wales, Australia.

ITEM 10I.  SUBSIDIARY INFORMATION

         See the Company's Consolidated Financial Statements incorporated herein and the Item 4C. Organizational Structure of this Annual Report for a description of the Company's subsidiaries.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Not applicable.  The Company is a small business issuer.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

         Not applicable.

                                     PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

         Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
         AND USE OF PROCEEDS

         Not applicable.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

         These financial statements which follow were prepared in accordance with Canadian Generally Accepted Accounting Principles ("Cdn GAAP") and are expressed in Australian dollars. A reconciliation from Cdn GAAP to US GAAP is disclosed in Note 24 and Note 21, respectively, to the financial statements for the fiscal years ended June 30, 2001 and 2000. The financial statements include the following:

For the fiscal year ended June 30, 2001:

Report of Independent Auditors................................................39
Consolidated Balance Sheets...................................................40
Consolidated Statements of Income and Accumulated Deficit.....................41
Consolidated Statements of Changes in Cash Flows..............................42
Notes on the Consolidated Financial Statements................................43

For the fiscal year ended June 30, 2000:

Report of Independent Auditors................................................59
Consolidated Balance Sheets...................................................61
Consolidated Statements of Income and Accumulated Deficit.....................62
Consolidated Statements of Changes in Cash Flow...............................63
Notes on the Consolidated Financial Statements................................64

                        TRADE WIND COMMUNICATIONS LIMITED
                        ---------------------------------



                       REPORT FOR YEAR ENDED JUNE 30, 2001

BDO                   BDO INTERNATIONAL          Level 23, Market Street, Sydney
NSW2000
                      Chartered Accountants      GPO Box 2551 Sydney NSW 2001
                      & Consultants              DX 1222 Sydney
                                                 Tel: +61 2 9286 5555 Fax: +61 2
                                                            9286 5599

TO THE SHAREHOLDERS
TRADE WIND COMMUNICATIONS LIMITED

--------------------------------------------------------------------------------
                                                                AUDITORS' REPORT
--------------------------------------------------------------------------------

We have audited the accompanying consolidated balance sheet of Trade Wind Communications Limited as of June 30, 2001 and the related consolidated statements of income and accumulated deficit and cash flows for the years ended June 30, 2001 and 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

 We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trade Wind Communications Limited at June 30, 2001 and the consolidated results of their operations and their cash flows for the years ended June 30, 2001 and 2000 in conformity with generally accepted accounting principles in Canada.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the financial statements, the Company has suffered recurring losses from operations in previous years and has an accumulated deficit at 30 June 2001 that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As the financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) an additional Note to the financial statements has been included (Note 24) that reconciles differences between Canadian GAAP and those of the United States (US GAAP) and with the requirements of the Securities and Exchange Commission.

                                                 /s/ BDO International
                                                 -------------------------------
Sydney, Australia                                BDO INTERNATIONAL
October 23, 2001                                        CHARTERED ACCOUNTANTS
except for Note 24 which
date is December 28, 2001

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001

------------------------------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
(Expressed in Australian Dollars)
                                                             NOTE        30 JUNE           30 JUNE
                                                                          2001               2000
------------------------------------------------------------------------------------------------------
ASSETS                                                                      $                    $
CURRENT
         Cash                                                  5        1,098,711         3,177,426
         Receivables                                           6        1,417,174         2,523,046
         Inventory                                             7          249,485           498,252
                                                                      ------------      --------------
                                                                        2,765,370         6,198,724
                                                                      ------------      --------------
CAPITAL ASSETS                                                 8          436,087            554,237
GOODWILL                                                       9          549,697                  -
OTHER                                                         10           20,062             23,591
                                                                      ------------      --------------
                                                                        1,005,846            577,828
                                                                      ------------      --------------
                                                                        3,771,216          6,776,552
                                                                      ------------      --------------

------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
         Accounts payable                                     11        2,280,020          4,901,777
         Deferred Revenue                                     12           89,456          1,772,064
         Current portion of lease obligations                 13                -             18,114
         Income taxes payable                                                   -                  -
                                                                      ------------      --------------
                                                                        2,369,476          6,691,955
                                                                      ------------      --------------
NON CURRENT
    Loan payable                                              14          657,866            962,692
         Non current portion of lease obligations             13                -             15,057
         Employee entitlements payable                                    185,826            233,573
                                                                      ------------      --------------
                                                                          843,692          1,211,322
                                                                      ------------      --------------
TOTAL LIABILITIES                                                       3,213,168          7,903,277
                                                                      ------------      --------------
         Non-controlling Interest
SHAREHOLDERS' EQUITY
         Share Capital                                        15        1,135,621          1,085,533
         Reserves                                             17        4,452,224          4,380,377
         Accumulated deficit                                           (5,029,797)        (6,592,635)
                                                                      ------------      --------------
                                                                          558,048         (1,126,725)
                                                                      ------------      --------------
                                                                        3,771,216          6,776,552
                                                                      ------------      --------------
------------------------------------------------------------------------------------------------------

         The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Approved on behalf of the Board

 ..........................                               .......................
N R BIRD                                                  K B LEVINE

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001

------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED DEFICIT
(Expressed in Australian Dollars)
                                                             NOTE        30 JUNE           30 JUNE
                                                                          2001               2000
------------------------------------------------------------------------------------------------------
                                                                             $                   $
SALES                                                                  12,243,381         17,435,304
LESS:
COST OF GOODS SOLD
         Opening inventory                                                498,252          1,162,459
         Purchases                                                      4,959,788          8,925,679
                                                                      -------------     --------------
                                                                        5,458,040         10,088,138
         Closing inventory                                               (249,485)          (498,252)
                                                                      -------------     --------------
                                                                        5,208,555          9,589,886
         Network costs                                                          -            410,515
                                                                      -------------     --------------
                                                                        5,208,555         10,000,401
GROSS PROFIT                                                            7,034,826          7,434,903
EXPENSES                                                                6,934,746          8,952,676
                                                                      -------------     --------------
PROFIT / (LOSS) FROM OPERATIONS                                 18        100,080         (1,517,773)
OTHER INCOME/(EXPENDITURE):

    Gain on sale of interest in subsidiary                       2              -            713,254
    Profit from Sale of Product Line                             3      1,593,414                  -
         Reorganisation costs                                    4        (40,942)        (1,298,906)
         Interest paid
                  - leases                                                   (158)            (5,590)
                  - loans - short term                                   (107,444)          (176,434)
         Interest received                                                 36,575             28,806
                                                                      -------------     --------------
PROFIT / (LOSS) FOR THE YEAR BEFORE TAX                                 1,581,525         (2,256,643)
Income tax expense                                              19              -                  -
                                                                      -------------
NET PROFIT / (LOSS) AFTER TAX BEFORE AMORTIZATION OF
GOODWILL AND NON CONTROLLING INTERESTS                                  1,581,525         (2,256,643)
Amortization of goodwill                                                  (18,687)           (14,518)
                                                                      -------------     --------------
Net profit/(loss) after tax and goodwill before non
controlling interests                                                   1,562,838         (2,271,161)
Non controlling interests in net loss                                           -            225,848
                                                                      -------------     --------------
NET PROFIT / (LOSS)                                                     1,562,838         (2,045,313)
Accumulated deficit at beginning of the year                           (6,592,635)        (4,547,322)
                                                                      -------------     --------------
ACCUMULATED DEFICIT AT THE END OF THE YEAR                             (5,029,797)        (6,592,635)
                                                                      =============     ==============
Basic and fully diluted earnings / (loss) per share                          0.09              (0.12)
Weighted average number of shares in issue                             16,657,159         15,610,622
------------------------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001

------------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Australian Dollars)
                                                                         30 JUNE             30 JUNE
                                                                           2001                2000
------------------------------------------------------------------------------------------------------
                                                                            $                   $
CASH PROVIDED/(USED) BY:

OPERATING ACTIVITIES
Operations
         Net profit / (loss) for the year                               1,562,838        (2,045,313)
         Items not involving cash:
                  Amortisation                                            248,119            578,471
        Non controlling interests in net loss                                   -           (225,848)
        Write down of fixed assets                                              -            641,865
        Gain on sale of interest in subsidiary                                  -           (713,254)
        Gain on sale of Product Line                                   (1,593,414)                 -
                                                                      -------------      -------------
                                                                          217,543         (1,764,079)

         Increase/(decrease) from changes in:
                  Accounts receivable                                   1,105,872            263,916
                  Inventory                                               248,767            664,207
                  Accounts payable and deferred                        (4,567,036)         2,408,762
                  revenue

         Employee entitlement payable                                     (47,747)            32,733
                  Income taxes                                                  -               (169)
                                                                      -------------      -------------
                                                                       (3,260,144)         3,369,449
INVESTING ACTIVITIES
         Investments in:
                  - Capital and Other assets                             (107,754)          (212,417)
                                                                      -------------      -------------
                                                                         (107,754)          (212,417)
FINANCING ACTIVITIES
         Loans (repaid) / raised                                         (304,826)           432,479
         Lease liabilities (repaid)/raised                                (33,171)           (47,802)
     Proceeds on sale of shares                                                 -          1,074,038
         Corporate restructuring costs                                   (446,449)                 -
     Proceeds on sale of Product Line                                   1,856,086                  -
                                                                      -------------      -------------
                                                                        1,071,640          1,458,715

(DECREASE) / INCREASE IN CASH                                          (2,078,715)         2,851,668
Cash at beginning of year                                               3,177,426            325,758
                                                                      -------------      -------------
CASH AT END OF YEAR                                                     1,098,711          3,177,426
                                                                      =============      =============
Supplementary Information
    Interest received                                                      36,575             28,806
    Interest paid                                                        (107,602)          (182,024)

Non-cash transactions excluded from the Company's investing activities:

Acquisition of subsidiary for shares                                      121,935                  -
------------------------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001
--------------------------------------------------------------------------------
NOTES ON THE FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   ORGANISATION

Trade Wind Communications Limited (TWC),("the Company") was incorporated in Bermuda on 30 October 1996. The Company was an inactive holding company prior to the completion of the acquisition of Trade Wind Group Pty Ltd (the Group), as described in Note 2. The Company's principal activity comprises the manufacture and sale of telecommunication equipment and the provision of communication services.

Trade Wind Group was incorporated in Australia on 6 September 1988. Its principal activity comprises the manufacture and sale of telecommunication equipment and the provision of communication services.

On May 25, 2001 the Supreme Court of Bermuda issued its final approval of the exchange proposal between Flexemessaging.com, Inc. ("FLXM") and the Company whereby FLXM has become a wholly owned subsidiary of the Company. The shareholders of both FLXM and the Company previously approved the exchange with the last condition to consummating the transaction being the final approval by the Supreme Court of Bermuda and registration with the Bermudan Registry of Companies.

As a result of this transaction, shareholders of FLXM exchanged their shares for
1.754880714 shares in the Company's common stock.

As a result of the transmittal of FLXM shareholders to the Company, the Company shall merge FLXM into a newly formed Bermudan subsidiary of Trade Wind Communications Limited, Flexe Acquisition Ltd. Flexe Acquisition Ltd, upon merger, will be the surviving company and succeed to all the business, properties, assets and liabilities of FLXM and there will be little or no change to the management as previously outlined in correspondence distributed to its shareholders. FLXM, upon merger with and into Flexe Acquisition Ltd., shall be dissolved in Idaho. Upon completion of the above transactions, the Company shall change its name to Flexemessaging. The Company will issue 2,456,832 shares at C$0.30 to shareholders in FLXM to effect this transaction.

These financial statements are stated in Australian dollars and have been prepared in accordance with generally accepted accounting principles in Canada.

These financial statements present comparative figures for the Group for the years ended 30 June 2001 and 30 June 2000.

B.   PRINCIPLES OF CONSOLIDATION

The consolidated accounts comprise the accounts of Trade Wind Communications Limited and all of its controlled entities. A controlled entity is any entity controlled by Trade Wind Communications Limited. Control exists where Trade Wind Communications Limited , and previously, Trade Wind Group Pty Ltd has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with Trade Wind Communications Limited to achieve the objectives of Trade Wind Group Communications Limited.

C.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company has realised profits in the current year recording a Net Profit of $1,562,838. However, the accumulated deficit at 30 June 2001 amounts to $5,029,797. Consequently, the continuation of the Company is dependent upon achieving continued profitability levels of operation and sufficient operating and long term financing.

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001
--------------------------------------------------------------------------------

D.   GOODWILL

Goodwill is recorded initially at the amount by which the purchase price for a business or for ownership interest in a controlled entity exceeds the fair value attributed to its net tangible assets at date of acquisition. Goodwill is amortised on a straight-line basis over a period of 3 years. The balances are reviewed annually and any balance representing future benefits, the realisation of which is considered to be no longer probable, is written off.

E.   INVENTORIES

Inventories are measured at the lower of cost and net realisable value. Costs are assigned on a first-in first-out basis and include direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenses.

F.   INCOME TAX

The Company follows the liability method in accounting for income taxes which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

G.   CAPITAL ASSETS

Capital assets are recorded at cost. Amortisation is provided on owned plant and equipment at rates between 4% and 36% using either the straight line or diminishing balance method. Leased assets are amortised over the term of the lease. Trademarks and customer lists are amortised on a straight line basis over 5 years.

H.   RESEARCH AND DEVELOPMENT

Research and Development expenditures are expensed as incurred unless recoverability of these costs is assured beyond reasonable doubt, in which case development expenditure is deferred and amortised on a straight line basis over the period in which the related benefits are expected to be realised.

I.   EMPLOYEE BENEFITS

Provision is made in respect of the Group's liability for annual leave and long service leave at the balance sheet date. Long service leave is accrued in respect of all employees.

Contributions are made by the group to an employee superannuation fund and are charged as expenses when incurred. The economic entity has no other legal obligation to provide benefits to employees on retirement.

J.   REVENUE RECOGNITION

Sales revenue on contracts is recognised on a percentage of completion basis but finalisation, at which point all associated costs are billed, is subject to acceptance of the operational capability and confirmation of installation by the customer. Until such time, accumulated costs (after progress billings) are held in Work in progress (refer Note 7).

K.   FOREIGN CURRENCY TRANSACTIONS AND BALANCES

Foreign currency transactions during the period are converted to Australian currency at the rates of exchange applicable at the dates of transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

The gains and losses from conversion of short term assets and liabilities, whether realised or unrealised, are included in operating profit before income tax as they arise.

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001
--------------------------------------------------------------------------------

The Australian and Canadian dollar exchange rates at the balance sheet date and the average exchange rates for each period under review were as follows ($1 Australian =):

                           30 June 2001                              0.773
                           1 July 2000 - 30 June 2001                0.830
                           30 June 2000                              0.887
                           1 July 1999 - 30 June 2000                0.926

L.   FINANCIAL INSTRUMENTS

The Company's and the Group's financial instruments consist of cash, receivables, accounts payable, loans payable, lease obligations and employee entitlements payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

M.   USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. The assets that required management to make significant estimates and assumptions in determining carrying values include plant and equipment and all other non-current assets.

N.   STOCK BASED COMPENSATION

No compensation expense is recognized for stock options or warrants granted to employees, directors and consultants. Any consideration received on the exercise of stock options and warrants or the purchase of stock is credited to share capital.

O.   EARNINGS/(LOSS) PER SHARE

Earnings/(loss) per share is computed by dividing net profit / (loss) by the weighted average number of common stock outstanding. The weighted average number of common stock outstanding during the year reflects the amount of time specific shares were outstanding during the year.

NOTE 2: ACQUISITION OF GROUP

         On 16 June 1998 Trade Wind Communications Limited entered into a business combination agreement with Flexemessaging.com Inc. (previously Siler Ventures Inc.) and Atlantic International Capital Holdings Ltd. ("Atlantic") to complete a reverse takeover of Flexemessaging.com Inc and a financing of US$3,660,000. This transaction was completed on 26 March 1999, and has been accounted for as a reverse take-over.

         Flexemessaging.com Inc is incorporated under the laws of Idaho. Its shares are traded on the Over the Counter Bulletin Board market but are not registered with the US Securities and Exchange Commission or the securities commission of any state.

         In summary, Flexemessaging.com Inc acquired the operating assets of TWC in exchange for 8,800,000 shares of Flexemessaging.com Inc's common stock. The financial position of Siler Ventures Inc. as at 26 March 1999 is summarised as follows:

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001
--------------------------------------------------------------------------------
                                                                 $
         Tangible Assets                                            -
         Liabilities                                                -
                                                                    -

On May 25, 2001 the Supreme Court of Bermuda issued its final approval of the exchange proposal between Flexemessaging.com, Inc. ("FLXM") and the Company whereby FLXM has become a wholly owned subsidiary of the Company. The shareholders of both FLXM and the Company previously approved the exchange with the last condition to consummating the transaction being the final approval by the Supreme Court of Bermuda and registration with the Bermudan Registry of Companies.

         The Company shall merge FLXM into a newly formed Bermudan subsidiary of Trade Wind Communications Limited, Flexe Acquisition Ltd. Flexe Acquisition Ltd, upon merger, will be the surviving company and succeed to all the business, properties, assets and liabilities of FLXM and there will be little or no change to the management as previously outlined in correspondence distributed to its shareholders. FLXM, upon merger with and into Flexe Acquisition Ltd., shall be dissolved in Idaho. Upon completion of the above transactions, the Company shall change its name to Flexemessaging. The Company will issue 2,456,832 shares to shareholders in FLXM to effect this transaction.

NOTE 3: SALE OF PRODUCT LINE

         With effect from March 9, 2001, the Company has sold and transferred the ongoing sales and support within the Voice & Data Systems Division, of IPC financial trading systems (voice dealing room turrets) and the support of financial market customers currently using the VBand Viax Systems to IPC Australia Pty Limited. The sale consisted of the Company giving up it's right to the distribution of the product in the financial markets area, transferring staff related to the product market with their entitlements, the sale of stock on hand and the assignment of service/maintenance agreements of customers in relation to the same market area. The Company will continue to sell the product in the emergency services and public safety markets.

NOTE 4: REORGANISATION COSTS

         Management has undertaken a plan of reorganisation in order to align the FlexiFax Division with the future strategic direction of the Company.

         In connection with this plan the Company signed an exclusive agreement on December 2, 1999, with Premiere whereby the Company has outsourced the delivery of its fax traffic to the Premiere network. This agreement provides for Premiere to transmit all fax broadcast traffic for the Company for a period of 12 to 24 months subject to certain service and pricing criteria. The customer bases in the UK, Canada, the USA, Switzerland and Singapore (representing the discontinued and/or outsourced service) will now be serviced by Premiere with the Company receiving a commission on revenues generated over the next 24 months following the execution of the agreement.

         FlexiFax will still provide enhanced fax and email broadcast services to their existing customers, namely Australia and New Zealand, which comprise 92% of the segment's revenue. The Company is still billing the remaining customers that have not been affected and the manner in which they transact with the Company is unaltered.

         As a result, with effect from December 1, 1999 all expenses in respect of network operations (leased network backbone circuit expenses, facilities management, software and hardware expenses and maintenance, network staff resources) was discontinued.

         In addition to this, on December 16, 1999 Trade Centre Systems Holdings Pte Ltd ("TCSH"), an indirectly wholly owned subsidiary of the Company, operating in Singapore entered into an agreement with Jebsen and Jessen Communications Pte Ltd ("J&J"). Under the agreement TCSH has transferred its Voice & Data business to J&J in return for revenue based commissions on sales and maintenance through to October 31, 2000. J&J have agreed to offer employment to certain of the employees of TCSH. TCSH has agreed to provide J&J with certain stock and

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001
--------------------------------------------------------------------------------

spare parts in order to perform the maintenance function as well as providing client site configuration details. This agreement relates to the transfer/disposal of a geographical portion of a segment and does not constitute a discontinued operation. This transfer will not have a material impact on the performance of the Company as the anticipated commission revenue stream represents less than 5% of the Company's total revenues.

         In July 1999, the Company ceased activities in relation to sales and distribution of Dictaphone dictation products. This decision was taken, as this activity was not aligned to the core competence of the Voice & Data Systems Division of the Company, which is voice and data systems integration. The Company still continues to sell and support Dictaphone logging and call recording systems. This will not have a material impact on the overall performance of the Company as the earnings contribution from this activity was negligible.

             As at 30 December 2000, an amount of $40,942 remained outstanding from the UK customer base. The closure of the UK office as a result of the outsourcing of the delivery network to Premiere made it difficult to recover some of the debts and as a result the balance outstanding was written off. Reorganisation costs have been charged to the Consolidated Statement of Income and Accumulated Deficit as follows:

(Expressed in Australian Dollars)

                                                                             30 JUNE               30 JUNE
                                                                               2001                   2000
                                                                        ---------------        --------------
                                                                              $                       $
Fax delivery network closure                                                   40,942             1,037,476
Cessation of sales and distribution of dictation equipment                          -               261,430
                                                                        ---------------        --------------
                                                                               40,942             1,298,906
                                                                        ---------------        --------------
NOTE 5:           CASH

Cash at bank and on deposit                                                 1,096,411             3,174,426
Cash on hand                                                                    2,300                 3,000
                                                                        ---------------        --------------
                                                                            1,098,711             3,177,426
                                                                        ---------------        --------------
NOTE 6:           RECEIVABLES

Trade debtors                                                               1,088,931             2,222,334
Other debtors                                                                 328,243               300,712
                                                                        ---------------        --------------
                                                                            1,417,174             2,523,046
                                                                        ---------------        --------------

In September 1997, the Company arranged a working capital-based facility with Scottish Pacific Business Finance Limited (SPBF) in respect of the Australian domiciled customers of FlexiFax Global Services. This has been collateralized by a charge over the assets of Trade Wind Marketing Pty Ltd as well as guarantees by Trade Wind Group Pty Ltd and its subsidiaries.

NOTE 7: INVENTORY

Finished goods                                                                235,485               335,380
Work in progress                                                               14,000               162,872
                                                                        ---------------        --------------
                                                                              249,485               498,252
                                                                        ---------------        --------------

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001
--------------------------------------------------------------------------------
NOTE 8: CAPITAL ASSETS

(Expressed in Australian Dollars)

                                                                            30 JUNE                30 JUNE
                                                                              2001                   2000
-------------------------------------------------------------------------------------------------------------
                                                                             $                      $
(a)      Owned
         Plant and Equipment - at cost                                     2,135,707              2,036,232
         Less accumulated amortisation                                    (1,699,620)            (1,537,132)
                                                                        --------------         --------------
                                                                             436,087                499,100
                                                                        --------------         --------------
(b)      Leased
         Leased Plant and Equipment -
         Capitalised lease assets                                            335,020                335,020
         Less accumulated amortisation                                      (335,020)              (279,883)
                                                                        --------------         --------------
                                                                                   -                 55,137
                                                                        --------------         --------------
Total
Cost                                                                       2,470,727              2,371,252
Less accumulated amortisation                                             (2,034,640)            (1,817,015)
                                                                        --------------         --------------
Cost less accumulated amortisation                                           436,087                554,237
                                                                        ==============         ==============

NOTE 9: GOODWILL

Goodwill                                                                     741,652                173,268
Less accumulated amortisation                                               (191,955)              (173,268)
                                                                        --------------        ---------------
                                                                             549,697                      -
                                                                        ==============        ===============

On May 25, 2001 the Supreme Court of Bermuda issued its final approval of the exchange proposal between Flexmessaging.com, Inc. ("FLXM") and the Company whereby FLXM has become a wholly owned subsidiary of the Company. The shareholders of both FLXM and the Company previously approved the exchange with the last condition to consummating the transaction being the final approval by the Supreme Court of Bermuda and registration with the Bermudan Registry of Companies. (See Note 2).

         Goodwill arising from this transaction amounted to $568,384 and has been calculated as follows:

             Current assets                                          1,033,242
             Fixed assets                                               96,933
             Liabilities assumed                                     (1,252,110)
                                                                   -------------
             Pro rata share of fair value of net liabilities
             acquired                                                  (121,935)
             Costs incurred on exchange proposal                       (446,449)
                                                                   -------------
             Goodwill                                                  (568,384)

         Goodwill amortisation for the year ended June 30, 2001 amounts to $18,687 and has been reflected in the Consolidated Statements of Income and Accumulated Deficit.

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001
--------------------------------------------------------------------------------
NOTE 10: OTHER NON CURRENT ASSETS

(Expressed in Australian Dollars)

                                                                            30 JUNE                30 JUNE
                                                                              2001                   2000
-----------------------------------------------------------------------------------------------------------
                                                                             $                      $

Trademarks, customer lists                                                   48,480                 40,232
Less accumulated amortisation                                               (28,418)               (16,641)
                                                                        -------------          ------------
                                                                             20,062                 23,591
                                                                        =============          ============
NOTE 11: ACCOUNTS PAYABLE

Trade creditors - general                                                 1,604,460             3,515,634
Sundry creditors and accruals                                               485,869             1,092,194
Employee entitlements                                                       189,691               293,949
                                                                        -------------          ------------
                                                                          2,280,020             4,901,777
                                                                        =============          ============

NOTE 12: DEFERRED REVENUE

Deferred revenue comprises customer deposits and unearned maintenance revenue. Customer deposits represent revenue received in advance of completion of the project. The revenue is recognised on a percentage of completion basis, however finalisation is subject to acceptance of the operating capability and confirmation of installation by the customer.

Unearned maintenance revenue represents revenue received in advance of the period covered by the maintenance agreement. The revenue is recognised evenly over the period covered by the maintenance agreement.

NOTE 13: LEASE LIABILITIES

(a)      Finance Leasing Commitments
         Payable
         - not later than one year                                                -                18,200
         - later than one year but not later than 2 years                         -                15,129
         - later than 2 years but not later than 3 years                          -                     -
                                                                        -------------          ------------
         Minimum lease payments                                                   -                33,329

         Less future finance charges                                              -                   158
                                                                        -------------          ------------
         Total lease liability                                                    -                33,171
                                                                        =============          ============
         Current portion                                                            -              18,114
         Non-current portion                                                        -              15,057
                                                                       --------------          ------------
                                                                                    -              33,171
                                                                       ==============          ============
         Finance lease liabilities are collateralised
         by the underlying lease assets.

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001
--------------------------------------------------------------------------------
(Expressed in Australian Dollars)

                                                                            30 JUNE             30 JUNE
                                                                              2001                2000
---------------------------------------------------------------------------------------------------------
                                                                               $                      $
(b)      Operating Lease Commitments

         Non-cancellable operating leases
         contracted for but not capitalised in the accounts

         Payable
         - not later than one year                                          283,089              675,835
         - later than one year but not later than 2 years                    29,202               17,981
         - later than 2 years but not later than 3 years                     10,014                    -
                                                                        ------------           ----------
                                                                            322,305              693,816
                                                                        ============           ==========

NOTE 14: LOAN PAYABLE

         This represents loans collateralized over the personal property of Arthur Christopher Walton and Nicholas Rowland Bird granted indirectly by Perpetual Trustees Victoria Limited. The loans are repayable by 15 October 2020 or earlier at the option of the Company. Interest is set at the Australian Bank Bill Rate and varies according to fluctuations thereon. The indicative annual interest rate at 30 June 2001 was 6.82%. Arthur Christopher Walton and Nicholas Rowland Bird have entered into an agreement with the Company whereby they have a registered charge (i.e. security interest) over Trade Wind Group Pty Ltd in the event that the Company is unable to settle or repay the outstanding liabilities. In addition both Mr. Bird and Mr. Walton receive a 0.5% premium over the underlying interest rate charged and were paid establishment fees of $2,500 and $3,475 respectively.

NOTE 15: SHARE CAPITAL

                                                30 JUNE           30 JUNE           30 JUNE           30 JUNE
                                                 2001               2000              2001             2000
                                               NUMBER OF         NUMBER OF             $                 $
                                                SHARES             SHARES
(Expressed in Australian Dollars except
for the number of shares)
Authorised:

5,000,000,000 common stock with a par
value of US$0.01

Issued:

Balance, beginning of year                      16,042,951         15,442,951        1,085,533        1,081,840
Shares issued under private placement
                                                         -            600,000                -            3,693
Shares to be issued under Exchange Proposal
                                                 2,456,832                  -           50,088                -
                                             --------------    ---------------    -------------     ------------
Balance, end of year                            18,499,783         16,042,951        1,135,621        1,085,533
                                             ==============    ===============    =============     ============


         On May 25, 2001 the Supreme Court of Bermuda issued its final approval of the exchange proposal between Flexemessaging.com, Inc. ("FLXM") and the Company whereby FLXM has become a wholly owned

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001
--------------------------------------------------------------------------------
subsidiary of the Company. The shareholders of both FLXM and the Company previously approved the exchange with the last condition to consummating the transaction being the final approval by the Supreme Court of Bermuda. The exchange agreement provided that the Company exchange 1.754880714 shares of its common stock for each outstanding share of FLXM's common stock as of the record date of October 5, 2000. The Company will issue 2,456,832 shares to shareholders in FLXM to effect this transaction. On March 20, 2000, A$504,496 was received in exchange for the issuance of 600,000 common stock at a price of C$0.75 per share.

NOTE 16: SHARE CAPITAL (CONTINUED)

POOLED SECURITIES

POOLED SHARES

a) Pursuant to a voluntary pooling agreement, certain shareholders delivered to Pacific Corporate Trust Company, a total of 1,650,000 (2000: 2,750,000) common stock to be held in a pool and to be released on May 12, 2002

NOTE 17: RESERVES

(Expressed in Australian Dollars)

                                                                                30 JUNE           30 JUNE
                                                                                  2001              2000
---------------------------------------------------------------------------------------------------------------
                                                                                    $                   $
SHARE PREMIUM ACCOUNT
Balance, beginning of year                                                     4,380,377          4,155,703
600,000 shares issued  at C$0.75                                                       -            500,803
2,456,832 shares to be issued under Exchange Proposal                             71,847                  -
Less: Cost of capital                                                                  -           (276,129)
                                                                             -------------     ---------------
Balance, end of year                                                            4,452,224         4,380,377
                                                                             =============     ===============

On May 25, 2001 the Supreme Court of Bermuda issued its final approval of the exchange proposal between Flexemessaging.com, Inc. ("FLXM") and the Company whereby FLXM has become a wholly owned subsidiary of the Company. The shareholders of both FLXM and the Company previously approved the exchange with the last condition to consummating the transaction being the final approval by the Supreme Court of Bermuda and registration with the Bermudan Registry of Companies. The exchange agreement provided that the Company exchange 1.754880714 shares of its common stock for each outstanding share of FLXM's common stock as of the record date of October 5, 2000. The Company will issue 2,456,832 shares to shareholders in FLXM to effect this transaction.

NOTE 18:          PROFIT FROM OPERATIONS

Profit from operations before income tax has been determined after charging:

Amortisation
         - owned assets                           162,488            534,406
         - leased assets                           55,167             22,069
         - trademarks, customer lists              11,777              7,838
Bad debts                                          68,010                  -
                                                -----------        -----------

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001
--------------------------------------------------------------------------------

NOTE 19: INCOME TAX EXPENSE

The tax effects of temporary differences that give rise to the Company's deferred tax assets are as follows:

(Expressed in Australian Dollars)

                                                                           30 JUNE             30 JUNE
                                                                             2001                2000
---------------------------------------------------------------------------------------------------------
                                                                               $                   $
Tax loss carry forwards                                                    3,085,057          3,969,960
Deferred costs                                                               128,585            217,921
Valuation allowance                                                       (3,213,642)        (4,187,881)
                                                                       ---------------    ---------------
                                                                                   -                  -
                                                                       ===============    ===============

The provision for income taxes differs from the amount estimated using the Australian statutory income tax rates as follows:

Provision / (benefit) at statutory rate                                      531,365           (817,618)
Permanent differences and other                                              442,874            241,218
(Decrease)/increase in valuation allowance                                  (974,239)           576,400
                                                                       ---------------    ---------------
                                                                                   -                   -
                                                                       ===============    ===============

         The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

         Estimated tax losses available to the group to be carried forward to future years amount to $10,283,523 (2000: $11,676,353). No benefit (if any) of these losses has been recorded in these financial statements. These losses are not subject to an expiry date, however, the benefits of these losses will only be obtained if:

(a) the group derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realised;

(b) the group continues to comply with the conditions for deductibility imposed by law; and

(c) no changes in tax legislation adversely affect the group in realising the benefit from the deduction for the loss.

NOTE 20: DIRECTORS' EMPLOYMENT CONTRACTS

         The Company has entered into an employment agreement requiring minimum annual payment of $217,000. The initial term of the employment agreement will be for five years and will continue in force thereafter until terminated by either party on two months notice. Either party may terminate the employment agreement after the expiration of three years provided six month's written notice is given. The Company may terminate the employment agreement at any time upon the occurrence of certain stated events. If the Company wishes to terminate the employment agreement without giving the required notice, the Company is required to pay the affected Executive Officer an amount for the balance of the term or the equivalent of the annual salary package for the preceding 18 month period of the Term, whichever is greater.

NOTE 21: OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

Stock Options

Pursuant to the policies of the Canadian Venture Exchange ("CDNX"), the Company may grant incentive stock options to its officers, directors and employees. CDNX policies permit the Company's directors to grant incentive

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001
--------------------------------------------------------------------------------

stock options for the purchase of shares of the Company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 20% of the issued shares of the Company at the time of granting. The exercise price of stock options is determined by the Board of Directors of the Company at the time of the grant and may not be less than the discounted market price and may not otherwise be less than C$0.10 per share. Options have a maximum term of five years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Vesting of options is made at the time of granting of the options at the discretion of the Board of Directors.

A summary of stock options activities for the periods presented is as follows:

                                                                       Number                 Exercise Price
Outstanding at June 30 1999                                              1,355,321            C$0.625-C$1.25
Granted                                                                   332,800             C$0.625-C$1.25
Cancelled                                                                (227,000)
Outstanding at June 30 2000                                              1,461,121            C$0.625-C$1.25
Granted                                                                  1,819,652                C$0.30
Cancelled                                                                (272,000)
                                                                       ---------------      --------------------
Outstanding at June 30, 2001                                             3,008,773                C$0.30
                                                                       ===============      ====================

During 2001, the exercise price of all outstanding options were amended to C$0.30, subject to, in some cases, shareholder approval.

As at June 30, 2001 the following share options were outstanding:


    NO OF OPTIONS              DATE OF ISSUE                EXERCISE PRICE                DATE OF EXPIRY
    -------------              -------------                --------------                --------------
        867,821               August 12, 1997                 C$ 0.30 *                  August 12, 2002
         21,500                May 20, 1998                   C$ 0.30 *                    May 20, 2003
         36,000              September 1, 1998                C$ 0.30 *                 September 1, 2003
        156,800              February 22, 2000                C$ 0.30 *                 February 22, 2005
        132,000                April 6, 200                   C$ 0.30 *                   April 6, 2005
      1,794,652              February 5, 2001                 C$ 0.30 *                  February 5, 2006
   -------------
     3,008,773
   =============

With the exception of 100,000 options, all stock options are fully vested and exercisable.

* Subject to shareholder approval at Annual General Meeting.

NOTE 22: SEGMENTED FINANCIAL INFORMATION

The Company operates two business divisions, Voice & Data Systems and FlexiFax Global Services. Voice & Data Systems is a specialist supplier and integrator of voice communications systems and decision support applications for dealing rooms, emergency services dispatch and similar operations. FlexiFax Global Services operates an enhanced fax broadcast system. It is not considered necessary to show geographic segmented financial information as on a materiality basis, all income has been generated from Australia. Segmented financial information for these two divisions follows:

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001
--------------------------------------------------------------------------------

FOR THE YEAR ENDING 30 JUNE 2001

                                               VOICE & DATA      FLEXIFAX       HEAD OFFICE       CONSOLIDATED
                                                    $               $                $                  $
Revenue from external customers                  7,312,179       4,931,202           -             12,243,381
Amortisation                                        70,296          12,950         164,873            248,119
                                              -----------------------------------------------------------------
Segment operating profit/(loss)                    818,572         205,011        (942,190)            81,393
Interest expense                                    (1,058)        (53,067)        (53,477)          (107,602)
Interest revenue                                        77              64          36,434             36,575
Reorganisation costs                                               (40,942)              -            (40,942)
Sale of Division                                 1,593,414               -               -          1,593,414
Goodwill writedown                                                       -      (1,059,957)        (1,059,957)
                                              -----------------------------------------------------------------
Net profit/(loss) before tax                     2,411,005         111,066        (959,233)         1,562,838
Taxation                                                 -               -           -                      -
                                              -----------------------------------------------------------------
Net profit/(loss) after tax                      2,411,005         111,066        (959,233)         1,562,838
                                              -----------------------------------------------------------------
Capital Asset additions                             24,975          35,389         607,526            667,890
Identifiable assets                              1,517,415         920,167       1,333,634          3,771,216

FOR YEAR ENDING 30 JUNE 2000

Revenue from external customers                 11,651,855       5,783,449           -             17,435,304

Amortisation                                       135,636         342,006         100,829            578,471
                                              -----------------------------------------------------------------

Segment operating profit/(loss)                    283,716        (809,141)     (1,006,866)        (1,532,291)
Interest expense                                   (44,219)        (68,591)        (69,214)          (182,024)
Interest revenue                                     7,335           4,432          17,039             28,806
Reorganisation Costs                                            (1,037,476)       (261,430)        (1,298,906)
Abnormal Items                                                                     713,254            713,254
                                              -----------------------------------------------------------------
Net profit/(loss) before tax                       246,832      (1,910,776)       (607,217)        (2,271,161)
Taxation                                                 -               -           -                      -
                                              -----------------------------------------------------------------
Net profit/(loss) after tax                        246,832      (1,910,776)       (607,217)        (2,271,161)
                                              -----------------------------------------------------------------
Capital Asset additions                             46,985         133,576          31,856            212,417
Identifiable assets                              2,167,507       1,200,423       3,408,622          6,776,552


NOTE 23: EVENTS SUBSEQUENT TO BALANCE SHEET DATE

With reference to the Exchange Proposal, the court order rendered by the Supreme Court of Bermuda on May 25, 2001 was filed with the Registrar of Companies in Bermuda on August 29, 2001. Shareholders in FLXM have been asked to return their FLXM scrip so that they can be issued with TWC scrip.

With reference to the merger of FLXM with and into Flexemessaging Acquisition Ltd, a wholly owned subsidiary of the Company, all necessary filing were made and registered by the Bermudan Registrar of Companies on 18 October 2001. As of 18 October 2001, FLXM was deemed dissolved in the state of Idaho pursuant to such filings with Flexemessaging Acquisition Ltd being the surviving corporation.

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001
--------------------------------------------------------------------------------

NOTE 24: RECONCILIATION OF CERTAIN DIFFERENCES BETWEEN US AND CANADIAN GAAP

         The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, in the case of the Company, conform in all material respects with those of the United States ("US GAAP") and with the requirements of the Securities and Exchange Commission ("SEC"), except as follows:

a) Under Canadian GAAP, revenue from product sales and related installation is recognizable on delivery and installation of the project. Under US GAAP, revenue is recognizable from product sales and related installation only upon customer acceptance after completion of the installation. The effect of the above would be to reduce the net loss for the year ended June 30, 2000 by $53,846.

b) Under Canadian GAAP, when there is sale of shares in a subsidiary, to the extent that the price per share exceeds the underlying net asset value per share, this difference is recorded as a profit on sale of shares in the Statement of Operations. Under US GAAP, this difference is not reflected as a profit in the Statement of Operations, but as an increase to additional paid in capital. The effect on the above would be to increase the net loss for the year ended June 30, 2000 by $713,254.

c) Under Canadian GAAP, cost related to corporate restructuring can be charged directly to equity. Under US GAAP, this is not permissible and such expenditure would be required to be charged to operating expense in the consolidated statement of loss and comprehensive loss. The effect of the above would be to increase the net loss for the year ended June 30, 2000 by $276,129.

d) The impact of the above-noted differences on the Statement of Operations is as follows:

                                                                           JUNE 30, 2001         JUNE 30, 2000
                                                                           -------------         -------------
Net profit/(loss) per Canadian GAAP                                          1,562,838             (2,045,313)
Adjustment of revenue recognition policy (a)                                         -                 53,846
Gain on sale of interest in subsidiary (b)                                           -               (713,254)
Costs charged directly to equity (c)                                                 -               (276,129)
Net profit per US GAAP                                                       1,562,838             (2,980,850)
Earnings/(loss) per share in accordance with US GAAP                              0.09                  (0.19)

The impact of the above-noted differences on total shareholders' equity is as follows:

                                                                           JUNE 30, 2001         JUNE 30, 2000
                                                                           -------------         -------------
Shareholders' equity/(deficit) per Canadian GAAP                               558,048             (1,126,725)
                                                                                     -                      -
Shareholders' equity/(deficit) per US GAAP                                     558,048             (1,126,725)


TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001
--------------------------------------------------------------------------------

e)      In June 1998, the Financial Accounting Standards Board issued SFAS No.
133. "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Based on its current and planned future activities relative to derivative instruments, the Company believes that the adoption of SFAS No. 133 will not have a significant effect on its financial statements.

f)      On December 3, 1999, the SEC issued Staff Accounting Bulletin 101 ("SAB

101 "), Revenue Recognition in Financial Statements. SAB 101 summarizes some of the SEC's interpretations of the application of generally accepted accounting principles to revenue recognition. Revenue recognition under SAB 101 was initially effective for the Company's first quarter 2000 financial statements. However, SAB 101B, which was released June 26, 2000, delayed adoption of SAB 101 until no later than the fourth quarter of fiscal year ending June 30, 2001. Changes

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001
--------------------------------------------------------------------------------

resulting from SAB 101 require that a cumulative effect of such changes for 1999 and prior years be recorded as an adjustment to net income on July 1, 2000. The Company believes that its revenue recognition practices are in substantial compliance with SAB 101 and that adoption of its provisions would not be material to its annual or quarterly results of operations.

g) The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options issued to employees. Under APB No. 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The stock options issued to consultants are accounted for under the provisions of SFAS 123, "Accounting for Stock Based Compensation".

                        TRADE WIND COMMUNICATIONS LIMITED
                        ---------------------------------



                       REPORT FOR YEAR ENDED JUNE 30, 2000

BDO        BDO INTERNATIONAL           Level 23, Market Street, Sydney NSW2000
           Chartered Accountants       GPO Box 2551 Sydney NSW 2001
           & Consultants               DX 1222 Sydney
                                       Tel: +61 2 9286 5555 Fax: +61 2 9286 5599

TO THE SHAREHOLDERS
TRADE WIND COMMUNICATIONS LIMITED

--------------------------------------------------------------------------------
                                                                AUDITORS' REPORT
--------------------------------------------------------------------------------

We have audited the accompanying consolidated balance sheet of Trade Wind Communications Limited as of June 30, 2000 and the related consolidated statements of income and accumulated deficit and cash flows for the years ended June 30, 2000 and l999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trade Wind Communications Limited at June 30, 2000 and the consolidated results of their operations and their cash flows for the years ended June 30, 2000 and 1999 in conformity with generally accepted accounting principles in Canada.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1c to the financial statements, the Company has suffered recurring losses from operations and has a net working capital deficiency that raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As the financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) an additional Note to the financial statements has been included (Note 21) that reconciles differences between Canadian GAAP and those of the United States (US GAAP) and with the requirements of the Securities and Exchange Commission.

                                                         /s/ BDO International
                                                         ----------------------
Sydney, Australia                                        BDO INTERNATIONAL
September 28, 2000, except for Note 21 for               CHARTERED ACCOUNTANTS
which the date is January 16, 2001


                                        Liability is limited by the Accountants'
                                                      Scheme pursuant to the NSW
                                                 Professional Standards Act 1994

         The Company has two divisions: Voice & Data Systems is a specialist supplier and integrator of voice communication systems and decision support applications for dealing rooms, emergency services and other organizations with mission-critical needs. Flexemessaging operates an enhanced fax and email broadcast service. Flexemessaging specializes in quality fax broadcasts generated from customers' desktops for delivery to any destination in the world.

SCHEDULE A        FINANCIAL INFORMATION
----------        ---------------------

Audited financial statements follow

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2000
--------------------------------------------------------------------------------
CONSOLIDATED BALANCE SHEETS
(Expressed in Australian Dollars)

                                                              NOTE      30 JUNE              30 JUNE
                                                                         2000                  1999
---------------------------------------------------------------------------------------------------------
                                                                           $                     $
ASSETS
CURRENT
         Cash                                                  4        3,177,426             325,758
         Receivables                                           5        2,523,046           2,786,962
         Inventory                                             6          498,252           1,162,459
                                                                     ---------------     ----------------
                                                                        6,198,724           4,275,179
                                                                     ---------------     ----------------

CAPITAL ASSETS                                                 7          554,237           1,539,835
GOODWILL                                                       8             --                14,518
OTHER                                                          9           23,591              31,394
                                                                     ---------------     ----------------
                                                                          577,828           1,585,747
                                                                     ---------------     ----------------
                                                                        6,776,552           5,860,926

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT

         Accounts payable                                     10        4,901,777           3,586,667
         Deferred Revenue                                     11        1,772,064             678,412
         Current portion of lease obligations                 12           18,114              47,802
         Income taxes payable                                                --                   169
                                                                     ---------------     ----------------
                                                                        6,691,955           4,313,050
                                                                     ---------------     ----------------
NON CURRENT

    Loan payable                                              13          962,692             530,213
         Non current portion of lease obligations             12           15,057              33,171
         Employee entitlements payable                                    233,573             200,840
                                                                     ---------------     ----------------
                                                                        1,211,322             764,224
                                                                     ---------------     ----------------
TOTAL LIABILITIES                                                       7,903,277           5,077,274
                                                                     ---------------     ----------------

         Non-controlling Interest                                            --                93,431

SHAREHOLDERS' EQUITY

         Share Capital                                        14        1,085,533           1,081,840
         Reserves                                             15        4,380,377           4,155,703
         Accumulated deficit                                           (6,592,635)         (4,547,322)
                                                                     ---------------     ----------------
                                                                       (1,126,725)            690,221
                                                                     ---------------     ----------------

                                                                        6,776,552           5,860,926

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Approved on behalf of the Board

/s/ N.R. Bird                                           /s/ A. C. Walton
------------------------                                ----------------------
    N.R. BIRD                                               A.C. WALTON

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2000
--------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED DEFICIT
(Expressed in Australian Dollars)

                                                 NOTE           30 JUNE              30 JUNE
                                                                 2000                  1999
------------------------------------------------------------------------------------------------
SALES                                                       $ 17,435,304          $ 14,162,525
LESS:
COST OF GOODS SOLD
         Opening inventory                                     1,162,459             1,350,219
         Purchases                                             8,925,679             6,286,140
                                                            --------------      ----------------
                                                              10,088,138             7,636,359
         Closing inventory                                      (498,252)           (1,162,459)
                                                            --------------      ----------------
                                                               9,589,886             6,473,900

         Network costs                                           410,515               997,001
                                                            --------------      ----------------
                                                              10,000,401             7,470,901


GROSS PROFIT                                                   7,434,903             6,691,624


EXPENSES                                                       8,967,194             9,304,643
                                                            --------------      ----------------
LOSS FROM OPERATIONS                               16         (1,532,291)           (2,613,019)

Other income/(expense)
    Gain on sale of interest in subsidiary          2            713,254             1,111,428
         Reorganisation costs                       3         (1,298,906)                --
         Interest paid
                  - leases                                        (5,590)                --
                  - loans - short term                          (176,434)              (97,338)
         Interest received                                        28,806                23,326
                                                            --------------      ----------------

LOSS FOR THE YEAR BEFORE TAX                                  (2,271,161)           (1,575,603)

Income tax expense                                 17             --                     --
                                                            --------------      ----------------

NET LOSS AFTER TAX BEFORE NON                                 (2,271,161)           (1,575,603)
    CONTROLLING INTERESTS

Non controlling interests in net loss                            225,848               201,007
                                                            --------------      ----------------

NET LOSS                                                      (2,045,313)           (1,374,596)


Accumulated deficit at beginning of the year                  (4,547,322)           (3,172,726)


                                                            --------------      ----------------
Accumulated deficit at the end of the year                    (6,592,635)           (4,547,322)
                                                            --------------      ----------------


The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2000
--------------------------------------------------------------------------------

CONSOLIDATED STATEMENTS OF CHANGES IN CASH FLOW
(Expressed in Australian Dollars)

                                                                    30 JUNE                 30 JUNE
                                                                      2000                    1999
-----------------------------------------------------------------------------------------------------
                                                                       $                        $
CASH (USED) BY:

OPERATING ACTIVITIES
Operations

         Net loss for the year                                      (2,045,313)          (1,374,596)
         Items not involving cash:
                  Amortisation                                         578,471              774,887
        Non controlling interests in net loss                         (225,848)            (201,007)
        Write down of fixed assets                                     641,865                   --
        Gain on sale of interest in subsidiary                        (713,254)           1,111,428)
                                                                 ---------------       --------------
                                                                    (1,764,079)          (1,912,144)
         Increase/(decrease) from changes in:
                  Accounts receivable                                  263,916              654,965
                  Inventory                                            664,207              187,760
                  Accounts payable and deferred                      2,408,762           (2,092,413)
                     revenue
         Employee entitlement payable                                   32,733               22,271
                  Income taxes                                            (169)                 (21)
                                                                 ---------------       --------------
                                                                     3,369,449           (1,227,438)
INVESTING ACTIVITIES
         Investments in:
                  - Capital assets                                    (212,417)            (550,317)
                                                                 ---------------       --------------
                                                                      (212,417)            (550,317)
FINANCING ACTIVITIES
         Loan raised                                                   432,479              530,213
         Loans repaid                                                   --                        -
         Lease liabilities (repaid)/raised                             (47,802)              48,948
         Proceeds on issue of convertible debt                          --                1,233,003
         Proceeds on sale of shares of subsidiary                    1,074,038            1,098,331
                                                                 ---------------       --------------
                                                                     1,458,715            2,910,495

INCREASE IN CASH                                                     2,851,668             (779,404)
Cash at beginning of year                                              325,758            1,105,162
                                                                 ---------------       --------------
CASH AT END OF YEAR                                                  3,177,426              325,758

Supplementary Information

    Interest received                                                   28,806               23,326
    Interest paid                                                      182,024               97,338
    Income taxes paid                                                     --                     --


The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2000
--------------------------------------------------------------------------------

NOTES ON THE FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A.   ORGANISATION

         Trade Wind Communications Limited ("the Company") was incorporated in Bermuda on 30 October 1996. The Company was an inactive holding company prior to the completion of the acquisition of Trade Wind Group Pty Ltd (the Group), as described in Note 2. The Company's principal activity comprises the manufacture and sale of telecommunication equipment and the provision of communication services.

         Trade Wind Group was incorporated in Australia on 6 September 1988. Its principal activity comprises the manufacture and sale of telecommunication equipment and the provision of communication services. The majority of sales to date have concentrated in Australia and South East Asia, however with the expansion of communication services to Europe and North America, the Group is developing a global profile.

         These financial statements are stated in Australian dollars and have been prepared in accordance with generally accepted accounting principles in Canada.

         These financial statements present comparative figures for the Group for the years ended 30 June 2000 and 30 June 1999.

B.   PRINCIPLES OF CONSOLIDATION

         The consolidated accounts comprise the accounts of Trade Wind Communications Limited and all of its controlled entities. A controlled entity is any entity controlled by Trade Wind Communications Limited. Control exists where Trade Wind Communications Limited, and previously, Trade Wind Group Pty Ltd has the capacity to dominate the decision making in relation to the financial and operating policies of another entity so that the other entity operates with Trade Wind Communications Limited to achieve the objectives of Trade Wind Group Communications Limited.

C.   GOING CONCERN

         The accompanying financial statements have been prepared on a going concern basis, which contemplates the realisation of assets and the satisfaction of liabilities and commitments in the normal course of business.

         The company has incurred cumulative losses to date of $6,592,365 which includes a net loss for the current period of $2,045,313. The continuation of the company is dependent upon the continuing availability of operating and long term financing and achieving a profitable level of operations.

D.   GOODWILL

         Goodwill is recorded initially at the amount by which the purchase price for a business or for ownership interest in a controlled entity exceeds the fair value attributed to its net tangible assets at date of acquisition. Goodwill is amortised on a straight-line basis over a period of 10 years. The balances are reviewed annually and any balance representing future benefits, the realisation of which is considered to be no longer probable, is written off.

E.   INVENTORIES

         Inventories are measured at the lower of cost and net realisable value. Costs are assigned on a first-in first-out basis and include direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenses.

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2000
--------------------------------------------------------------------------------

F.   INCOME TAX

         Income tax expense is recorded using the deferral method for accounting for income taxes. Deferred taxes arise as a result of income and expenses being recorded in different periods for accounting and tax purposes.

G.   CAPITAL ASSETS

         Capital assets are recorded at cost. Amortisation is provided on owned plant and equipment at rates between 4% and 36% using either the straight line or diminishing balance method. Leased assets are amortised over the term of the lease. Trademarks and customer lists are amortised on a straight-line basis over 5 years.

H.   RESEARCH AND DEVELOPMENT

         Research and Development expenditures are expensed as incurred unless recoverability of these costs is assured beyond reasonable doubt, in which case development expenditure is deferred and amortised on a straight line basis over the period in which the related benefits are expected to be realised. No development costs have been deferred in these accounts.

I.   EMPLOYEE BENEFITS

         Provision is made in respect of the Group's liability for annual leave and long service leave at the balance sheet date. Long service leave is accrued in respect of all employees.

         Contributions are made by the group to an employee superannuation fund and are charged as expenses when incurred. The economic entity has no other legal obligation to provide benefits to employees on retirement.

J.   REVENUE RECOGNITION

         Sales revenue on contracts is recognised on a percentage of completion basis but finalisation, at which point all associated costs are billed, is subject to acceptance of the operational capability and confirmation of installation by the customer. Until such time, accumulated costs (after progress billings) are held in Work in progress (refer Note 6).

K.   FOREIGN CURRENCY TRANSACTIONS AND BALANCES

         Foreign currency transactions during the period are converted to Australian currency at the rates of exchange applicable at the dates of transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

         The gains and losses from conversion of short-term assets and liabilities, whether realised or unrealised, are included in operating profit before income tax as they arise.

         The Australian and Canadian dollar exchange rates at the balance sheet date and the average exchange rates for each period under review were as follows ($1 Australian =):

              30 June 2000                                          0.887
              1 July 1999 - 30 June 2000                 0.926
              30 June 1999                                          0.965
              1 July 1998 - 30 June 1999                 0.921

L.   FINANCIAL INSTRUMENTS

         The Company's and the Group's financial instruments consist of cash, receivables, accounts payable, loans

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2000
--------------------------------------------------------------------------------

payable, lease obligations and employee entitlements payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

M.   USE OF ESTIMATES

         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. The assets which required management to make significant estimates and assumptions in determining carrying values include plant and equipment and all other non-current assets.

N.   CASH FLOW STATEMENT

         Effective, June 30, 2000, the company adopted the new recommendations of the Canadian Institute of Chartered Accountants for Cash Flow Statements. As a result, the comparative amounts on the cash flow statement have been reclassified to conform to the current year's presentation.

O.   STOCK BASED COMPENSATION

         No compensation expense is recognized for stock options or warrants granted to employees, directors and consultants. Any consideration received on the exercise of stock options and warrants or the purchase of stock is credited to share capital.

NOTE 2: ACQUISITION OF GROUP

         A. On 18 December 1996, Trade Wind Communications Limited entered into an agreement with the Shareholders of Trade Wind Group Pty Ltd whereby it acquired all of the outstanding shares of the Group in exchange for 7,488,800 ordinary shares of the Company, the transaction has been accounted for as a Reverse Takeover. The Group is in the same business as the Company. The financial position of Trade Wind Communications Limited as at 18 December 1996 is summarised as follows:

                                     30 JUNE                30 JUNE
                                       2000                   1999
                                     -------                --------
                                        $                      $

         Tangible Assets                                     315,000
         Liabilities                                            --
                                                             315,000

         B. On June 16, 1998, Trade Wind Communications Limited entered into an agreement with Atlantic International Capital Holdings Ltd. ("AICH") to present Trade Wind Communications Limited with a US public shell company or target for the possibility of merger allowing Trade Wind Communications the opportunity to enter the US market and have an avenue to US capital funds. On February 5, 1999, Trade Wind Communications Limited entered into a business combination agreement with Flexemessaging.com, Inc. and AICH to allow Trade Wind Communications to sell all of its business assets consisting of the stock of Trade Wind Group Pty Ltd to in exchange for 8.8 million shares of its common stock and to have AICH raise capital and of US$3,660,000 through private placements of Flexemmesaging.com, Inc. common stock. This transaction was completed on or about 26 March 1999, and has been accounted for as a reverse take-over.

         Flexemessaging.com, Inc. is incorporated under the laws of Idaho. Its shares were traded on the Over the Counter Bulletin Board market until April 2000 and are now traded in the pink sheets. These shares are not registered with the US Securities and Exchange Commission or the securities commission of any state.

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2000
--------------------------------------------------------------------------------

         In summary, Flexemessaging.com Inc acquired the operating assets of TWC in exchange for 8,800,000 shares of Flexemessaging.com Inc's common stock. The financial position of Siler Ventures Inc. as at 26 March 1999 is summarised as follows:

                                     30 JUNE                30 JUNE
                                       2000                   1999
                                     -------                --------
                                        $                      $
         Tangible Assets                                       --
         Liabilities                                           --


ISSUE AND SALE OF SHARES TO MINORITY INTERESTS

         During the year a profit of $713,254 was derived from the sale of 100,000 shares of Flexemessaging.com, Inc. and from the cancellation of 93,410 shares previously issued for no compensation to AICH based on services that were to be rendered by AICH in the future which were not rendered. As a result, these shares have been shown as fully paid shares in Flexemessaging.com, Inc.

NOTE 3: REORGANISATION COSTS

         Management has undertaken a plan of reorganisation in order to align the FlexiFax Division with the future strategic direction.

         In connection with this plan the Company signed an exclusive agreement on December 2, 1999, with Premiere Information Systems Pty Ltd ("Premiere"), a subsidiary of Premiere Technologies Inc., a communications company based in Atlanta, Georgia whereby the Company has outsourced the delivery of its fax traffic to the Premiere network. This agreement provides for Premiere to transmit all fax broadcast traffic for the Company for a period of 12 to 24 months subject to certain service and pricing criteria. The customer bases in the UK, Canada, the USA, Switzerland and Singapore (representing the discontinued and/or outsourced service) will now be serviced by Premiere with the Company receiving a commission on revenues generated over the next 24 months following the execution of the agreement.

         FlexiFax will still provide enhanced fax and email broadcast services to their existing customers, namely Australia and New Zealand, which comprise 92% of the segment's revenue. The Company is still billing the remaining customers that have not been affected and the manner in which they transact with the Company is unaltered.

         As a result, with effect from December 1, 1999 all expenses in respect of network operations (leased network backbone circuit expenses, facilities management, software and hardware expenses and maintenance, network staff resources) will not be continued.

         In addition to this, on December 16, 1999 Trade Centre Systems Holdings Pte Ltd ("TCSH"), an indirectly wholly owned subsidiary of the Company, operating in Singapore entered into an agreement with Jebsen and Jessen Communications Pte Ltd ("J&J"). Under the agreement TCSH has transferred its Voice & Data business to J&J in return for revenue based commissions on sales and maintenance through to October 31, 2000. J&J have agreed to offer employment to certain of the employees of TCSH. TCSH has agreed to provide J&J with certain stock and spare parts in order to perform the maintenance function as well as providing client site configuration details. This agreement relates to the transfer/disposal of a geographical portion of a segment and does not constitute a discontinued operation. This transfer will not have a material impact on the performance of the Company as the anticipated commission revenue stream represents less than 5% of the Company's total revenues.

         In July 1999, the Company ceased activities in relation to sales and distribution of Dictaphone dictation products. This decision was taken, as this activity was not aligned to the core competence of the Voice & Data Systems Division of the Company, which is voice and data systems integration. The Company still continues to sell and support Dictaphone logging and call recording systems. This will not have a material impact on the overall

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2000
--------------------------------------------------------------------------------

performance of the Company as the earnings contribution from this activity was negligible.

         Reorganisation costs have been charged to the Consolidated Statement of Income and Accumulated Deficit as follows:

        Fax delivery network closure                              $ 1,037,476
        Cessation of sales and distribution of dictation              261,430
        equipment                                                 ------------
                                                                    1,298,906
                                                                  ------------
NOTE 4: CASH

(Expressed in Australian Dollars)
                                               30 JUNE              30 JUNE
                                                 2000                 1999
------------------------------------------------------------------------------
                                                  $                      $
        Cash at bank and on deposit           3,174,426               314,151
        Cash on hand                              3,000                11,607
                                           --------------         ------------
                                              3,177,426               325,758
                                           --------------         ------------

NOTE 5: RECEIVABLES

                                               30 JUNE              30 JUNE
                                                 2000                 1999
------------------------------------------------------------------------------
                                                   $                     $
        Trade debtors                         2,222,334             2,412,386
        Other debtors                           300,712               374,576
                                           ---------------        ------------
                                              2,523,046             2,786,962
                                           ---------------        ------------

        In September 1997, the company arranged a working capital-based facility with Scottish Pacific Business Finance Limited in respect of the Australian domiciled customers of Flexemessaging Global Services. This has been collateralized by a charge over the assets of Trade Wind Marketing Pty Ltd as well as guarantees by Trade Wind Group Pty Ltd and its subsidiaries.

NOTE 6: INVENTORY
                                               30 JUNE              30 JUNE
                                                 2000                 1999
------------------------------------------------------------------------------
                                                   $                     $
        Finished goods                          335,380               466,673
        Work in progress                        162,872               695,786
                                              -----------         -----------
                                                498,252             1,162,459
                                              -----------         -----------

NOTE 7: CAPITAL ASSETS
                                               30 JUNE              30 JUNE
                                                 2000                 1999
-------------------------------------------------------------------------------
                                                   $                     $
        (a)   Owned
              Plant and Equipment - at cost   2,036,232             4,057,438
              Less accumulated amortisation  (1,537,132)           (2,594,809)
                                             ------------         ------------
                                                499,100             1,462,629
                                             ------------         ------------
        (b)   Leased
              Leased Plant and Equipment -
              Capitalised lease assets          335,020               335,020
              Less accumulated amortisation    (279,883)             (257,814)
                                             ------------         ------------
                                                 55,137                77,206
                                             ------------         ------------

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2000
--------------------------------------------------------------------------------

        Total
        Cost                                  2,371,252             4,392,458
        Less accumulated amortisation        (1,817,015)           (2,852,623)
                                             ------------         ------------
        Cost less accumulated amortisation      554,237             1,539,835
                                             ============         ============

NOTE 8: GOODWILL

                                               30 JUNE              30 JUNE
                                                 2000                 1999
------------------------------------------------------------------------------
                                                   $                     $
        Goodwill                                173,268               173,268
        Less accumulated amortisation          (173,268)             (158,750)
                                             ------------         ------------
                                                  --                   14,518
                                             ============         ============

NOTE 9: OTHER NON CURRENT ASSETS

                                               30 JUNE              30 JUNE
                                                 2000                 1999
-------------------------------------------------------------------------------
                                                   $                     $
        Trademarks, customer lists               40,232                40,232
        Less accumulated amortisation           (16,641)               (8,838)
                                             ------------         ------------
                                                 23,591                31,394
                                             ============         ============

NOTE 10: ACCOUNTS PAYABLE

                                               30 JUNE              30 JUNE
                                                 2000                 1999
-------------------------------------------------------------------------------
                                                   $                     $
        Bank overdraft                             --                  44,279
        Trade creditors - general             3,515,634             2,347,767
        Sundry creditors and accruals         1,092,194               889,812
        Employee entitlements                   293,949               304,809
                                             ------------         ------------
                                              4,901,777              3,586,667
                                             ============         ============

NOTE 11: DEFERRED REVENUE

         Deferred revenue comprises customer deposits and unearned maintenance revenue. Customer deposits represent revenue received in advance of completion of the project. The revenue is recognised on a percentage of completion basis, however finalisation is subject to acceptance of the operating capability and confirmation of installation by the customer.

         Unearned maintenance revenue represents revenue received in advance of the period covered by the maintenance agreement. The revenue is recognised evenly over the period covered by the maintenance agreement.

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2000
--------------------------------------------------------------------------------

NOTE 12: LEASE LIABILITIES

                                                                          30 JUNE              30 JUNE
                                                                            2000                 1999
--------------------------------------------------------------------------------------------------------
                                                                             $                    $
(a)  Finance Leasing Commitments

     Payable
     - not later than one year                                             18,200              47,969
     - later than one year but not later than 2 years                      15,129              18,200
     - later than 2 years but not later than 3 years                       --                  15,129
                                                                        -----------          ----------
     Minimum lease payments                                                33,329              81,298

     Less future finance charges                                              158                 325
                                                                        -----------          ----------
     Total lease liability                                                 33,171              80,973
                                                                        ===========          ==========

         Current portion                                                   18,114               47,802
         Non-current portion                                               15,057               33,171
                                                                        -----------          ----------
                                                                           33,171               80,973
                                                                        ===========          ==========

   Finance lease liabilities are collateralised by the underlying lease assets.

(b)  Operating Lease Commitments

     Non-cancellable operating leases contracted for but not capitalised in the accounts

     Payable

     - not later than one year                                            675,835               537,089
     - later than one year but not later than 2 years                      17,981               679,105
     - later than 2 years but not later than 3 years                         --                  17,981
                                                                          693,816             1,234,175

NOTE 13: LOAN PAYABLE

         This represents loans granted by Perpetual Trustees Victoria Limited. These loans are collateralized over the personal property of Nicholas Rowland Bird and Arthur Christopher Walton. The loans are repayable by 15 October 2020 or earlier at the option of the company. Interest is set at the Australian Bank Bill Rate and varies according to fluctuations thereon. The indicative annual interest rate at 30 June 2000 was 8.40%.

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2000
--------------------------------------------------------------------------------

NOTE 14: SHARE CAPITAL

                                                   30 JUNE         30 JUNE       30 JUNE        30 JUNE
                                                     2000           1999           2000          1999
                                                  NUMBER OF       NUMBER OF
                                                    SHARES         SHARES

------------------------------------------------------------------------------------------------------------
                                                                                   $                    $
(Expressed in Australian Dollars
except for the number of shares)
Authorised:

5,000,000,000 Common shares with a par
value of US$0.01
Issued:
Balance, beginning of year                       15,442,951     13,856,487     1,081,840          1,057,766
Shares issued under private placement               600,000        150,000         3,693              --
Conversion of convertible notes                       --         1,586,464         --                24,074
                                                 -----------    -----------    -----------      ------------
Balance, end of year                             16,042,951     15,442,951     1,085,533          1,081,840
                                                 ===========    ===========    ===========      ============


On March 20, 2000, A$504,496 was received in exchange for the issuance of 600,000 common shares at a price of C$0.75 per share.

    POOLED SECURITIES

    POOLED SHARES

         Pursuant to a voluntary pooling agreement certain of the shareholders delivered to Pacific Corporate Trust Company a total of 2,750,000 (1999:
3,850,000) common shares to be held in a pool and to be released on the following basis:

     1.   28,57% to be released May 12, 2001
     2.   the remaining 71,43% to be released May 12, 2002

NOTE 15: RESERVES
                                                 30 JUNE               30 JUNE
                                                   2000                  1999
-------------------------------------------------------------------------------
                                                    $                     $

SHARE PREMIUM ACCOUNT

Balance, beginning of year                        4,155,703          3,254,309
600,000 shares issued  at CAN$0.75                  500,803              --
Conversion of convertible notes                       --             1,208,929
Less: Corporate restructuring costs                (276,129)          (307,535)
                                                 -----------        ------------
Balance end of year                               4,380,377          4,155,703
                                                 -----------        ------------

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2000
--------------------------------------------------------------------------------

NOTE 16:   LOSS FROM OPERATIONS

Loss from operations before income tax has been determined after charging

(Expressed in Australian Dollars)

                                                 30 JUNE            30 JUNE
                                                   2000               1999
--------------------------------------------------------------------------------
                                                    $                   $
     Amortisation
        - owned assets                           534,406             741,303
        - leased assets                           22,069              10,013
        - goodwill                                14,158              17,328
        - trademarks, customer lists               7,838               6,243
     Bad  debts                                       --              95,339

NOTE 17:   INCOME TAX EXPENSE

Estimated tax losses available to the group to be carried forward to future years amount to $11,676,353 (1999: $9,842,381). These losses are not subject to an expiry date, however, the benefits of these losses will only be obtained if:

     (a) the group derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realised;
     (b) the group continues to comply with the conditions for deductibility imposed by law; and
     (c) no changes in tax legislation adversely affect the group in realising the benefit from the deduction for the loss.

NOTE 18:   DIRECTORS' EMPLOYMENT CONTRACTS

         The Company has entered into employment agreements requiring minimum annual payments of $240,000. The initial term of the employment agreements will be for three years and will continue in force thereafter until terminated by either party on three months' notice. The employment agreements may be terminated by either party after the expiration of one year provided six months' written notice is given. The Company may terminate the employment agreements at any time upon the occurrence of certain stated events. If the Company wishes to terminate the employment agreements without giving the required notice, the Company is required to pay the affected Executive Officer an amount equal to his aggregate annual compensation for either the succeeding or the preceding 12 month period, whichever is greater.

NOTE 19:   OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

Stock Options

         The Company has granted 1,461,121 (1999: 1,355,321) options to purchase common shares exercisable at CAN$1.25 expiring on August 12, 2002, May 20, 2003 and September 1, 2003 and at CAN$0.625 expiring on February 22, 2005 and April 6, 2005.

NOTE 20:   SEGMENTED FINANCIAL INFORMATION

         The Company operates two business divisions, Voice & Data Systems and Flexemessaging Global Services. Voice & Data Systems is a specialist supplier and integrator of voice communications systems and decision support applications for dealing rooms, emergency services dispatch and similar operations. Flexemessaging Global Services operates an enhanced fax broadcast system. It is not considered necessary to show geographic segmented financial information as on a materiality basis as international revenue presently represents less than 10% of the Company's total revenue and all other income has been generated from Australia. Segmented financial information for these two divisions follows:

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2000
--------------------------------------------------------------------------------

FOR THE YEAR ENDING 30 JUNE 2000

                                          VOICE & DATA      FLEXEMESSAGING        HEAD OFFICE       CONSOLIDATED

                                        --------------------------------------------------------------------------
Revenue from external customers            11,651,855          5,638,074               --             17,289,929

Amortisation                                  135,636            342,006             100,829             578,471
                                        --------------------------------------------------------------------------
Segment operating profit/(loss)               283,716           (809,141)         (1,006,866)         (1,532,291)

Interest expense                              (44,219)           (68,591)            (69,214)           (182,024)
Interest revenue                                7,335              4,432              17,039              28,806
Reorganisation costs                                          (1,037,476)           (261,430)         (1,298,906)
Abnormal items                                   --                --                713,254             713,254
                                        --------------------------------------------------------------------------
Net profit/(loss) before tax                  246,832         (1,910,776)           (607,217)         (2,271,161)

Taxation                                        --                 --                  --                 --
                                        --------------------------------------------------------------------------
Net profit/(loss) after tax                   246,832         (1,910,776)           (607,217)         (2,271,161)
                                        --------------------------------------------------------------------------
Capital Asset additions                        46,985            133,576              31,856             212,417
Identifiable assets                         2,167,507          1,200,423           3,408,622           6,776,552

FOR YEAR ENDING 30 JUNE 1999

Revenue from external customers             8,667,060          5,495,465               --             14,162,525
Amortisation                                  201,131            485,308              88,448             774,887
                                        --------------------------------------------------------------------------
Segment operating profit/(loss)               162,495         (2,186,531)           (588,983)         (2,613,019)

Interest expense                                  (57)           (63,401)            (33,880)            (97,338)
Interest revenue                               17,471              2,820               3,035              23,326
                                                                                   1,111,428           1,111,428
                                        --------------------------------------------------------------------------
Net profit/(loss) before tax                  179,909         (2,247,112)            491,600          (1,575,603)

Taxation                                        --                 --                  --                 --
                                        --------------------------------------------------------------------------
Net profit/(loss) after tax                   179,909         (2,247,112)            491,600          (1,575,603)
                                        --------------------------------------------------------------------------
Capital Asset additions                       159,260            391,057               --                550,317
Identifiable assets                         3,681,002          1,784,774             395,150           5,860,926


NOTE 21:   RECONCILIATION OF CERTAIN DIFFERENCES BETWEEN US AND CANADIAN GAAP

         The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") which, in the case of the Company, conform in all material respects with those of the United States ("US GAAP") and with the requirements of the Securities and Exchange Commission ("SEC"), except as follows:

a) Under Canadian GAAP, revenue from product sales and related installation is recognizable on delivery and installation of the project. Under US GAAP, revenue is recognizable from product sales and related installation only upon customer acceptance after completion of the installation. The effect of the above would be to reduce the net loss for the years ended June 30, 2000 and June 30, 1999 by $53,846 and $125,189 respectively.

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2000
--------------------------------------------------------------------------------

b) Under Canadian GAAP, no accounting recognition is given if convertible debt is issued at a discount to the market price at the time of the issue. Under US GAAP, to the extent that the convertible debt has been issued with beneficial conversion terms, than the debt discount which equates to the amount that the market price exceeds the conversion price must be charged as an interest expense to the Statement of Operations. The effect of the above would be to increase the net loss for the year ended June 30, 1999 by $379,936.

c) Under Canadian GAAP, when there is sale of shares in a subsidiary, to the extent that the price per share exceeds the underlying net asset value per share, this difference is recorded as a profit on sale of shares in the Statement of Operations. Under US GAAP, this difference is not reflected as a profit in the Statement of Operations, but as an increase to additional paid in capital. The effect on the above would be increase the net loss for the year ended June 30, 2000 and 1999 by $713,254 and $1,111,428 respectively.

d) Under Canadian GAAP, no expense is recorded on granting of performance shares. Under US GAAP, Statement of Financial Accounting Standards ("SFAS") No. 123, "Accounting for Stock Based Compensation", requires the Company to record the expense using the fair value based method describe therein. For the year ended June 30, 1999, SVI issued 600,000 performance shares to AICH for no consideration. The value assigned to these shares is based upon arm's length transactions that occurred at approximately the same time as the AICH issuance and provides an insight as to the market value of the securities. The effect of the above would be to increase the net loss for the year ended June 30, 1999 by $2,380,952, which is represented by the issuance of 600,000 shares at US$2.50 per share.

e) Under Canadian GAAP, cost related to corporate restructuring can be charged directly to equity. Under US GAAP, this is not permissible and such expenditure would be required to be charged to operating expense in the consolidated statement of loss and comprehensive loss. The effect of the above would be to increase the net loss for the years ended June 30, 2000 and June 30, 1999 by $276,129 and $307,535 respectively.

f) The impact of the above-noted differences on the Statement of Operations is as follows:

                                                      JUNE 30, 2000            JUNE 30, 1999
                                                      -------------            -------------
Net loss per Canadian GAAP                              (2,045,313)             (1,374,596)
Adjustment of revenue recognition policy (a)                53,846                 125,189
Adjustment on issue of convertible debt (b)                      -                (379,936)
Gain on sale of interest in subsidiary (c)                (713,254)             (1,111,428)
Stock based compensation (d)                                      -             (2,380,952)
Costs charged directly to equity (e)                      (276,129)               (307,535)
Net loss per U.S. GAAP                                  (2,980,850)             (5,429,258)
Loss per share in accordance with US GAAP                    (0.19)                  (0.39)

The impact of the above-noted differences on total shareholders' equity is as follows:

                                                      JUNE 30, 2000            JUNE 30, 1999
                                                      -------------            -------------

Shareholders' equity/(deficit) per Canadian GAAP        (1,126,725)                690,221
Adjustment of revenue recognition policy                                          (53,845)
Shareholders' equity per U.S. GAAP                      (1,126,725)                636,376


g)      In June 1998, the Financial Accounting Standards Board issued SFAS No.
133. "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivatives contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the objective of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk or (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Based on its current and planned future activities relative to derivative instruments, the Company believes that the adoption of SFAS No. 133 will not have a significant effect on its financial statements.

h) On December 3, 1999, the SEC issued Staff Accounting Bulletin 101 ("SAB 101 "), Revenue Recognition in Financial Statements. SAB 101 summarizes some of the SEC's interpretations of the application of generally

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2000
--------------------------------------------------------------------------------

accepted accounting principles to revenue recognition. Revenue recognition under SAB 101 was initially effective for the Company's first quarter 2000 financial statements. However, SAB 101B, which was released June 26, 2000, delayed adoption of SAB 101 until no later than the fourth quarter of fiscal year ending June 30, 2001. Changes resulting from SAB 101 require that a cumulative effect of such changes for 1999 and prior years be recorded as an adjustment to net income on July 1, 2000. The Company believes that its revenue recognition practices are in substantial compliance with SAB 101 and that adoption of its provisions would not be material to its annual or quarterly results of operations.

i) The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options issued to employees. Under APB No. 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. The stock options issued to consultants are accounted for under the provisions of SFAS 123, "Accounting for Stock Based Compensation".

SCHEDULE B        SUPPLEMENTARY INFORMATION
----------        -------------------------

Securities issued during the period

         On March 20, 2000, A$504,496 was received in exchange for the issuance of 600,000 common shares at a price of C$0.75 per share.

Authorised Capital at June 30, 2000

5,000,000,000 Common shares with a par value of US$0.01

Issued Capital at June 30, 2000

16,042,951 Common shares with a par value of US$0.01

Summary of Options at June 30, 2000

         A total of 1,461,121 incentive stock options were outstanding at June 30, 2000 exercisable at prices of C$1.25 and C$0.625 per share. These options expire on the dates that are the earlier of those as set out below and the 30th day following the day on which the optionee ceases to be a director, senior officer or employee of the Company or its related corporations.


     NO OF OPTIONS        Date of Issue                       EXERCISE PRICE             DATE OF EXPIRY
     -------------        --------------                      --------------             --------------
      1,007,821                 August 12, 1997                   C$1.25                 August 12, 2002
         96,500                 May 20, 1998                      C$1.25                 May 20, 2003
         36,000                 September 1, 1998                 C$1.25                 September 1, 2003
        184,800                 February 22, 2000                 C$0.625                February 22, 2005
        136,000                 April 6, 2000                     C$0.625                April 6, 2005


ITEM 18. FINANCIAL STATEMENTS

         Not applicable.

ITEM 19. EXHIBITS

List of Exhibits


   Exhibit No.   Description of Exhibit
   -----------   ----------------------

       1.1       Memorandum of Association(1)

       1.2       Bye-laws of Trade Wind Communications Ltd(2)

       1.3       Articles of Merger with the Plan and Agreement for Merger

       1.4       Certificate of Amalgamation

       4.1       Plan of Exchange and Arrangement Agreement(3)

       4.2       Articles of Correction

       4.3       Final Order of the Supreme Court of Bermuda(4)

       4.4       Premiere Information Systems Pty Ltd Distribution Agreement(5)

       4.5       Premiere Information Systems Pty Ltd Wholesale Agreement(6)

       4.6       Trend Micro Partnership Agreement(7)

       4.7       Scottish Pacific Business Finance Limited Factoring
                 Agreement(8)

       4.8       Employment Agreement of Nick Bird(9)

       8.1       List of Subsidiaries


1       Previously filed as Exhibit 3.1 to Form 8-K12G3/A of the Company filed on August 30, 2001, SEC File Number 000-32899 and incorporated by reference herein.

2       Previously filed as Exhibit 3.2 to Form 8-K12G3/A of the Company filed on August 30, 2001, SEC File Number 000-32899 and incorporated by reference herein.

3      Previously file as Exhibit 2.1 to Form 8-K12G3/A of the Company filed on
August 30, 2001, SEC File Number 000-32899 and incorporated by reference herein.

4      Previously file as Exhibit 3.3 to Form 8-K12G3/A of the Company filed on
August 30, 2001, SEC File Number 000-32899 and incorporated by reference herein.

5      Previously file as Exhibit 10.3 to Form 10-SB12G/A of Flexemessaging.com,
Inc. filed on March 10, 2000, SEC File Number 000-27059 and incorporated by reference herein.

6      Previously file as Exhibit 10.4 to Form 10-SB12G/A of Flexemessaging.com,
Inc. filed on October 17, 2000, SEC File Number 000-27059 and incorporated by reference herein.

7      Previously file as Exhibit 10.5 to Form 10-SB12G/A of Flexemessaging.com,
Inc. filed on March 10, 2000, SEC File Number 000-27059 and incorporated by reference herein.

8      Previously file as Exhibit 10.6 to Form 10-SB12G/A of Flexemessaging.com,
Inc. filed on March 10, 2000, SEC File Number 000-27059 and incorporated by reference herein.

9      Previously file as Exhibit 10.7 to Form 10-SB12G/A of Flexemessaging.com,
Inc. filed on February 26, 2001, SEC File Number 000-27059 and incorporated by reference herein.