Form 20-F
period 2002-06-30
TRADE WIND COMMUNICATIONS LTD
filed 2002-12-23
CIK 1133916

SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the fiscal year ended June 30, 2002

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
     For the transition period from __________ to __________

Commission file number:  000-32899

                        TRADE WIND COMMUNICATIONS LIMITED
                        ---------------------------------
             (Exact name of registrant as specified in its charter)

       Bermuda                         0-10621                  820485978
----------------------------   -------------------------    -------------------
(State or other jurisdiction   (Commission File Number)        (IRS Employer
    of Incorporation)                                        Identification No.)

     Level 9, 220 George Street, Sydney, Australia               NSW 2000
--------------------------------------------------------    --------------------
        (Address of principal executive offices)                (zip code)


  Registrant's telephone number, including area code  -(011) 61 2 9250 8888
                                                       --------------------

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

           Yes   X                 No
                ---                    ---

Indicate by check mark which financial statement item the registrant has elected to follow:

 Item 17  X      Item 18      Incorporated by Reference to filings on Form 6K
         ---             ---                                                 ---

                                TABLE OF CONTENTS

Introduction...................................................................1
Part I.........................................................................1
   Item 1.      Identity Of Directors, Senior Management And Advisers..........1
   Item 2.      Offer Statistics And Expected Timetable........................1
   Item 3.      Key Information................................................1
     Item 3A.   Selected Financial Data........................................2
     Item 3B.   Capitalization And Indebtedness................................3
     Item 3C.   Reasons For The Offer And Use Of Proceeds......................3
     Item 3D.   Risk Factors...................................................4
   Item 4.      Information On The Company....................................11
     Item 4A.   History And Development Of The Company........................11
     Item 4B.   Business Overview.............................................13
     Item 4C.   Organizational Structure......................................19
     Item 4D.   Property, Plants, And Equipment...............................20
   Item 5.      Operating And Financial Review And Prospects..................20
     Item 5A.   Operating Results.............................................21
     Item 5B.   Liquidity And Capital Resources...............................25
     Item 5C.   Research And Development, Patents And Licenses, Etc...........26
     Item 5D.   Trend Information.............................................26
   Item 6.      Directors, Senior Management, And Employees...................27
     Item 6A.   Directors And Senior Management As Of The Date
                Of This Annual Report.........................................27
     Item 6B.   Compensation Aggregated Option/Sar Exercises
                During The Most Recently Completed Financial
                Year And Financial Year-End Option/Sar Values.................28
     Item 6C.   Board Practices...............................................31
     Item 6D.   Employees.....................................................32
   Item 7.      Major Shareholders And Related Party Transactions.............32
     Item 7A.   Major Shareholders............................................32
     Item 7B.   Related Party Transactions....................................32
     Item 7C.   Interests Of Experts And Counsel..............................33
   Item 8.      Financial Information.........................................33
   Item 9.      The Offer And Listing.........................................33
     Item 9A.   (4)  Price History............................................33
     Item 9C.   Markets.......................................................34
   Item 10.     Additional Information........................................34
     Item 10A.  Share Capital.................................................34
     Item 10B.  Memorandum And Articles Of Association........................34
     Item 10C.  Material Contracts............................................36
     Item 10D.  Exchange Controls.............................................36
     Item 10E.  Taxation......................................................37
     Item 10F.  Dividends And Paying Agents...................................41
     Item 10G.  Statement By Experts..........................................41
     Item 10H.  Documents On Display..........................................41
     Item 10I.  Subsidiary Information........................................41
   Item 11.     Quantitative And Qualitative Disclosures
                About Market Risk.............................................41
   Item 12.     Description Of Securities Other Than Equity Securities........41
   Item 13.     Defaults, Dividend Arrearages And Delinquencies...............41
   Item 14.     Material Modifications To The Rights Of
                Security Holders And Use Of Proceeds..........................42
   Item 15.     [Reserved]....................................................42
   Item 16.     [Reserved]....................................................42
   Item 17.     Financial Statements..........................................43
   Item 18.     Financial Statements..........................................85
   Item 19.     Exhibits......................................................85

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

     FORWARD LOOKING STATEMENTS. This Annual Report contains forward-looking statements. Additional written or oral forward-looking statements may be made by the Company from time to time in filings with the Securities and Exchange Commission (the "Commission") or otherwise. Such forward-looking statements are within the meaning of that term in Section 21E of the Securities Exchange Act of 1934. Such statements may include, but not limited to, projections, income or loss, plans for future operations, financing needs or plans relating to products or services of the Company, as well as assumptions relating to the foregoing. The words "believe," "expect," "anticipate," "estimate," "project," and similar expressions identify forward looking statements, which speak only as of the date of such statement was made. Forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be controlled, predicted or quantified by the Company. Future events and actual results of operations could differ materially from those set forth in, contemplated by, or underlying the forward-looking statements. Statements in this Annual Report, including those contained in Item 3D. "Risk Factors and Item 5. "Operating and Financial Review and Prospects" and the notes to the Company's Financial Statements, describe factors, among others, that could contribute to or cause such differences.

                                     PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable

ITEM 3.    KEY INFORMATION

ITEM 3A.   SELECTED FINANCIAL DATA

GENERAL

     The selected consolidated statement of operations data set forth below for the three years ended June 30, 2002, 2001 and 2000 and the selected consolidated balance sheets data set forth below at June 30, 2002, 2001 and 2000 are derived from the Consolidated Financial Statements of the Company included in Part III,
Item 17 of this Annual Report, which Consolidated Financial Statements have been audited by BDO International. See "Exchange Rate Information" in this Item 3A below for historical exchange rate information. The selected financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included in Part III, Item 17 of this Annual Report, and "Item 5 -- Operating and Financial Review and Prospects" herein.

     The information set forth in this Annual Report is current as of December 20, 2002, unless an earlier or later date is indicated, and references to the "date of this Annual Report" shall be deemed to refer to such date.

     The Company's accounts are maintained in Australian dollars. In this Annual Report, all dollar amounts are expressed in Australian dollars except where otherwise indicated and prepared in accordance with Canadian generally accepted accounting principles and reconciled pursuant to United States generally accepted accounting principles.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                        TRADE WIND COMMUNICATIONS LIMITED
     PREPARED PURSUANT TO CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
     ----------------------------------------------------------------------

         (In thousands of Australian $, except share and per share data)

--------------------------------------- ------------------------------------------------------------------------------------
                                                                    FISCAL YEARS ENDED JUNE 30,
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
                                             2002             2001              2000             1999             1998
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
CANADIAN GAAP
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
Income Statement Data:
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
     Revenue                                     5,786            12,243            17,435           14,163          16,547
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
     (Loss)/ Profit from Operations             (3,204)              100            (1,518)          (2,613)         (1,169)
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
     Net (Loss)/ Profit                         (3,955)            1,563            (2,257)          (1,375)         (1,201)
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
     Net (loss)/ earnings per                    (0.19)             0.09             (0.12)           (0.10)          (0.09)
---------------------------------------
     common stock
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------

Adjusted to accord with US GAAP
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
     Net (Loss)/ Profit                         (4,074)            1,563            (2,981)          (5,429)             N/A
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
     Net (loss)/ earnings per                    (0.20)             0.09             (0.19)           (0.39)             N/A
     common stock
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------

CANADIAN GAAP
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
Balance Sheet Data:
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
     Current assets                              1,652             2,765             6,199            4,275           5,897
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
     Investments                                     -                 -                 -                -               -
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
     Capital assets                                163               436               554            1,586           1,810
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
     Total assets                                1,823             3,771             6,777            5,861           7,708
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
     Current liabilities                         2,479             2,369             6,692            4,313           6,386
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
     Shareholders' (deficit)/equity             (1,290)              558            (1,127)             690           1,139
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
     Weighted average shares                20,682,265        16,657,159        15,610,622       14,073,814      13,626,761
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------

Adjusted to accord with US GAAP
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------
     Shareholders' (deficit)/equity             (1,290)              558            (1,127)             636             N/A
--------------------------------------- --------------- ----------------- ----------------- ---------------- ---------------

RECONCILIATION TO UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

     The Consolidated Financial Statements of the Company have been prepared in accordance with Canadian GAAP, which differ materially in certain respects from US GAAP. For a description of these differences see note 24 to the Consolidated Financial Statements of the Company for its fiscal years ended June 30, 2002 and 2001 included in Item 17 of this Annual Report.

DIVIDEND POLICY

     The Company does not intend to pay dividends in cash or in kind in the future. The Company expects to retain its earnings to finance the further growth of the Company. The directors of the Company will determine if and when dividends should be declared and paid in the future based upon the earnings and financial conditions of the Company at the relevant time and such other factors as the directors may deem relevant. All of the common stock of the Company is entitled to an equal share in any dividends declared and paid.

                            EXCHANGE RATE INFORMATION

     The Australian and United States dollar exchange rates at the balance sheet date and the average exchange rates for each year under review were as follows for $1 Australian:

                                             High          Low        Average

        Month to December 4, 2002           0.5611       0.5575       0.5593
        November 2002                       0.5615       0.5570       0.5593
        October 31, 2002                    0.5545       0.5509       0.5527
        September 30, 2002                  0.5439       0.5419       0.5429
        August 31, 2002                     0.5510       0.5480       0.5495
        July 31, 2002                       0.5485       0.5405       0.5445
        June 30, 2002                       0.5656       0.5598       0.5628
        July 1, 2001 - June 30, 2002                                  0.5367
        June 30, 2001                                                 0.5820
        July 1, 2000 - June 30, 2001                                  0.5908
        June 30, 2000                                                 0.5995
        July 1, 1999 - June 30, 2000                                  0.6280
        June 30, 1999                                                 0.6565
        July 1, 1998 - June 30, 1999                                  0.6273
        June 30, 1998                                                 0.5980
        July 1, 1997 - June 30, 1998                                  0.6710

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

GENERAL RISKS AND RISKS RELATING TO AN INVESTMENT IN THE SECURITIES OF THE
COMPANY

STOCK MARKET PRICE AND VOLUME VOLATILITY

     The market for the common stock of the Company may be highly volatile for reasons both related to the performance of the Company or events pertaining to the industry, as well as factors unrelated to the Company or its industry. Shares of the Company's common stock can be expected to be subject to volatility in both price and volume arising from market expectations, announcements and press releases regarding the Company's business, and changes in estimates and evaluations by securities analysts or other events or factors. In recent years, the securities markets in the United States and Canada have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small-capitalization companies such as the Company, has experienced wide fluctuations which have not necessarily been related to the operations, performances, underlying asset values, or prospects of such companies. For these reasons, the shares of the Company's common stock can also be expected to be subject to volatility resulting from purely market forces over which the Company will have no control. Further, despite the existence of a market for trading the Company's common stock in the United States and Canada, shareholders of the Company may be unable to sell significant quantities of common stock in the public trading markets without a significant reduction in the price of the stock.

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

INTERNATIONAL RISKS

     International Operations - As the Company's operations are internationally based; such operations are subject to numerous inherent risks beyond the Company's control, including political and economic conditions affecting the countries of operation. The Company's international business activities may include difficulties in staffing and managing international operations, currency fluctuations and currency management issues, difficulties in collecting accounts receivable, imposition of public sector controls, trade and tariffs restrictions, price or exchange controls, limitations on repatriation of earnings, longer payment cycles, political and economic instability, seasonal fluctuations in business activity during the summer months, foreign tax consequences and the burdens of complying with a wide variety of foreign laws and regulations.

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

     The Company conducts most of its business outside the US and thus most of its expenses and revenues, if not all, are derived in foreign currencies. Thus, the Company may experience a material loss due to fluctuations in foreign currencies. The Company typically denominate foreign transactions in foreign currency and have not engaged in hedging transactions.

COMPETITION AND COMPETITIVE BUSINESS CONDITIONS

     Competition - The Company's Voice & Data Systems Division operates in a highly competitive environment. The markets in which the Company operates are comprised of a substantial number of global and regional competitors, many of which have greater financial, engineering, manufacturing and other resources than the Company. Competing with such companies will require continued investment by the Company in engineering, research and development, marketing and customer service and support. Future profitability will depend upon broader market penetration that the Company has yet to secure. The fax broadcast and messaging industry is intensely competitive and served by a wide range of companies, including major telephone service providers, ISPs in developed countries and other companies specializing in providing fax and messaging services. Many of these companies have significantly greater financial resources and reach than the Company and extensive established networks. Typically, the Company's Flexemessaging Division does not have long-term contractual agreements with its clients and there can be no assurance that its clients will continue to transact business with the Company in the future. In addition, there can be no assurance that clients will not elect to use alternatives to the Flexemessaging Division's fax or messaging communications services, such as the Internet, to carry such communications or that companies offering such alternatives will not develop product features or pricing policies which are more attractive to clients than those offered by the Company. Such competition companies may also invite partnering or joint venture arrangements with the Company in one country under a mutual agreement but still remain a strong competitor to the Company in others. This could require the Company to adapt or change out its technology to achieve such partnering or joint venture relationships.

     Uncertainty of Strategic Relationships - The Company has already completed some and continues to pursue strategic relationships or partnerships in order to enable the Company to offer its products and services to a larger customer base and on more economies of scale. The Company's success depends in part on the success of these relationships and the ability of these strategic partners to market and supply the Company's products and services. Failure of one or more of these strategic relationships or partners to successfully develop and sustain a market for our services or the termination of one or more of these strategic relationships could hinder the Company's ability to increase sales and revenue. Additionally, our strategic partners may not view their relationship with the Company as significant to their business and thus any reassessment of their commitment to the relationship could have a material adverse effect on the Company. The ability of our strategic partners to incorporate our products and services into their product and services now and in the future will require the Company to respond timely with new products and services as technological advances are made. If the Company fails to enhance or create new products and services in response to technological changes such could result in the Company's strategic partners terminating their relationship or seeking alternative providers.

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

     Reliance on computer and communications systems - The Company's business is highly dependent on its computer and telecommunications systems and those of others, such as Safecom and Xpedite, for the operation and quality of service of the Company's Flexemessaging Division system. The temporary or permanent loss of all or a portion of any system, for whatever reason, could have a materially adverse effect on the Company's business, financial condition and results of operations.

     Dependence on Telephone Services - In broadcasting faxes or other messaging technologies, the Company's Flexemessaging Division is highly dependent on telephone services provided by local and long distance telephone companies in countries throughout the world. The quality and availability of telephone service varies and in some areas is limited. Any significant interruption in telephone service could adversely affect the Company. Rate increases imposed by telephone companies will increase the Company's tariffs from Xpedite and could adversely affect its financial condition and results of operations. There can be no assurance that an act of sabotage, technical failure, natural disaster or similar event would not cause the failure of a telephone network, other portions of the network or one of the switching facilities as a whole, resulting in the interruption of the Company's services. Such an interruption of service could have a material adverse impact on the Company's business, financial condition and operations.

     Dependence on Internet Service Providers (ISPs) - In using the Internet as a receiving, transport or delivery mechanism for its messages, the service is highly dependent on the performance of ISPs throughout the world. As message traffic can be handed off from ISP to ISP beyond the control of the Company, any resultant traffic loss, failure or poor performance by any ISP in the chain could have a detrimental effect upon the service level and performance of the Company's service. This in turn could affect the Company's clients who may then opt not to use the service. Although the Company will always try to use reliable ISPs there can be no assurance that such performance problems will not occur. Dependence on key customers - The Company's Flexemessaging Division derives a significant portion of its revenues from a relatively small number of customers and there and there is no assurance that such customers will continue to provide the same levels of revenue in the future.

TECHNOLOGY RISKS

     Lack of Patentable Technology - The Company uses certain non patentable technology. None of the Company's distributorship agreements provide the Company with exclusive proprietary technology and there can be no assurance that the Company will be able to sustain a competitive advantage against other firms with access to the same technology.

     TWC may not be able to obtain effective patents to protect our technologies from use by competitors, and patents of other companies could require us to stop using or pay for the use of required technology - Our success will depend to a significant degree on our ability to:

     o    obtain patents and licenses to patent rights;

     o    preserve trade secrets; and

     o    operate without infringing on the proprietary rights of others.

     The Company has filed patent application in Australia and plan to file patent applications in the U.S. and abroad relating to our technologies. There is a risk, however, that patents may not issue from any of these applications or that the patents will not be sufficient to protect our technology. Patent applications in the U.S. are confidential until a patent is granted. As a result, we would not know if our competitors filed patent applications for technology covered by our pending applications. We could also not be certain that we were the first to reduce to practice the technology that is the subject of our patent applications. Competitors may have filed patent applications or received patents and may obtain additional patents and proprietary rights that block or compete with our patents.

     We may obtain patents for certain products many years before marketing approval is obtained for those products. Because patents have a limited life, which may begin to run prior to commercial sale, the commercial value of the product may be limited.

     Our competitors may file patent applications covering our technology. If so, we may have to participate in interference proceedings or litigation to determine the right to a patent. Litigation and interference proceedings are expensive even if successful.

     Our success depends in large part on our ability to operate without infringing upon the patents or other proprietary rights of third parties. If we infringe patents of others, we may be prevented from commercializing products or may be required to obtain licenses from these third parties. We cannot be certain that we would be able to obtain alternative technologies or any required license. Even if we were to obtain such technologies or licenses, we cannot be certain that the terms would be reasonable. If we fail to obtain such licenses or alternative technologies, we may be unable to develop some or all of our products.

     In addition, we will use significant unpatented proprietary technology and rely on unpatented trade secrets and proprietary know-how to protect certain aspects of our production and other technologies. Our trade secrets may become known or independently discovered by our competitors.

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

     The Company sells products primarily pursuant to purchase orders for current delivery, rather than pursuant to long-term supply contracts. Many of these purchase orders may be revised or cancelled without penalty. As a result, the Company must commit resources to the production of products without any advance purchase commitments from customers. The Company's inability to sell products after it has devoted significant resources to them could have a material adverse effect on its business, financial condition and results of operations.

RISKS RELATED TO SUPPLY OF MATERIALS AND SERVICES

     Dependence on Key Suppliers - Should any of the Company's key suppliers experience difficulty in providing product in a timely manner, this could adversely affect the Company's revenues and reputation in the market. Additionally, the failure on the part of these suppliers to develop and manufacture or supply new or enhanced products or software that meet or anticipate technological changes on a timely and cost competitive basis could have a materially adverse effect on the Company's financial condition and results of operations. Key suppliers are:

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

     Positron: Exclusive distribution agreement for Australia and the Pacific Islands for an initial period of two years. Thereafter the agreement automatically continues for additional periods of twelve months, subject to not less than a three-month notice period.

     Magnaysnc: Non-exclusive distribution agreement in Australia and New Zealand for an initial period of twelve months. Thereafter the agreement automatically continues for additional periods of twelve months, subject to a three-month notice period.

     Dictaphone: No contract in place. Currently operating on a purchase order basis. Previous contract ran for a period of 5 years.

     Computronics: No contract in place. Has been operating on a purchase order basis for the last twelve months.

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

FLUCTUATIONS IN EARNINGS

     While the Company has been in business for approximately sixteen years, it has experienced losses in some of its recent financial years, including the fiscal years ended June 30, 2002 and June 30, 2000. The Company expects to experience significant fluctuations in future quarterly results that may be caused by many factors, including (i) the pace of development of its business;
(ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; and (iv) general economic conditions.

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

     Change in government policies - A deterioration in economic conditions in countries where the Company carries on business or other factors could result in a change in government policies, which may materially affect the Company's financial position and results of operations.

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

     Regulation of broadcast faxing and emailing - In recent years, legislation has been enacted in the United States, Europe, Australia and other countries restricting fax or Email broadcasting especially by businesses to private numbers/addresses. Similar restrictions are starting to appear governing business-to-business fax broadcasting and this may have an adverse affect on the Company's business and results. Current trends in regulation of electronic messaging are that messages should only be sent to those that want the information in the message or have "opted in" to receive specific types of information from time to time. The Company makes every effort to ensure that customers have obtained `opt in' status from the recipients to whom they intend to send their messages, however cannot guarantee that this is the case.

ITEM 4.  INFORMATION ON THE COMPANY

ITEM 4A. HISTORY AND DEVELOPMENT OF THE COMPANY

     TWC is a holding company with all of its operations being managed and conducted through its majority owned operating subsidiary, Flexemessaging Acquisition Ltd. (formerly known as Flexemessaging.com, Inc.). TWC was founded in 1987 as Trade Wind Communications Ltd as a result of a management buyout from Philips Telecommunications Industries of Holland. TWC was initially focused on the manufacture and supply of mission critical equipment to financial dealing rooms through TWC's relationship with Telecom Australia, now known as Telstra. TWC has broadened its focus to include research and development and marketing. By 1993, TWC had gained approximately 50% of the Australian market share of the 'turret' voice dealing systems in the financial market and around 80% of the Australian market share in the command control sector in emergency services, airline services, utilities, defense and other government area services. As the market deregulated, TWC moved into messaging, initially operating a global network with PoPs in places like New York, London, Tokyo and Singapore and now utilizes a third party for such services as it is less costly method of providing its services. TWC has now expanded its operations to provide essential messaging services.

     TWC made an initial public offering on the Canadian Venture Exchange (CDNX:
TWC) in 1998 to raise capital to fund its expansion overseas. Unfortunately the market in Vancouver lost liquidity. TWC then decided to seek to raise capital in the US market. In January 1998, TWC contacted Atlantic International Capital Holding Ltd. ("AICH") to assist it in raising capital in the US market. TWC entered into an agreement with AICH (the "US Acquisition Agreement") with the objective of performing two tasks. First, AICH was to identify an acquisition target and secondly, AICH was to arrange for funding for TWC and its controlled entities pending completion of the acquisition of the target. Pursuant to that agreement, AICH identified Silver Ventures, Inc. or "SVI" (now known as Flexemessaging Acquisition Ltd.), an Idaho corporation, as an acquisition vehicle/target and assisted SVI and TWC in structuring and concluding a reverse acquisition whereby TWC sold all of its business assets, consisting of the stock of Trade Wind Group Pty Limited ("TWG"), a wholly owned subsidiary of TWC, incorporated on September 6, 1988 under the laws of Australia. See discussion below for further details of this exchange transaction. Next, AICH was to assist the acquisition target, SVI that changed its name to Flexemessaging.com, Inc., in raising $3,660,000 through the sale of its common stock utilizing private placements in the US market.

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

     Flexe presently operates through three operating subsidiaries incorporated under the laws of New South Wales, Australia, and five dormant subsidiaries incorporated under the laws of New South Wales, Australia and with approximately 34 employees, including 32 full time employees as at June 30, 2002. One of the eight subsidiaries of the acquired TWG is a wholly owned subsidiary called Trade Wind Marketing Pty Ltd ("TWM"), a New South Wales, Australian corporation. The Company's above described operating divisions operate under TWM using the tradename of 'Flexemessaging' and 'Trade Center Products'. The Company's principal office is located in Sydney, Australia. The Company's assets consist of office equipment, leasehold improvements and the value of its ongoing business operations.

ITEM 4B. BUSINESS OVERVIEW

FLEXEMESSAGING DIVISION

     Established in 1994, this division operates as an Application Service Provider (ASP) to whom TWC's clients outsource their mass message distribution processing. The FLEXML technology platform takes the clients documents, variable data and address lists, processes it and then electronically delivers it to the recipient, independent of the device being sent to. Clients can electronically send out personalised letters, invoices, reminder letters, press releases, product alerts, etc., all in a matter of minutes, more efficiently and cost effectively than sending out by regular mail via post offices.

     In the Internet era, much has been made of the growth in e-marketing and other technology applications to assist businesses to make their processes more efficient and faster. This electronic transfer of information is called `messaging'. However, the greatest potential for Flexemessaging to grow significantly is to provide messaging services that are considered essential to the day-to-day operations of businesses. This is especially in the Business-to-Business area.

Information distribution in any enterprise can be roughly divided into two distinct types

     a) Discretionary information. This includes documents used as marketing materials, sales campaigns, newsletters, press releases etc. Sending out such information is influenced by outside forces such as available budgets, the economy, timing of marketing campaigns, etc. These tend to increase in volume and occurrence when business is going well.

     b) Non-Discretionary information sometimes referred to as "Essential Mail" (or EM). This includes information sent as part of the day-to-day business process. Examples are bill presentment, quarterly reports, government notifications, insurance premium renewals, receipts, etc. The volume and occurrence is not so affected by economic factors

     The single most obvious area for high growth in essential mail is in the area of electronic billing (sometimes referred to as ' electronic bill presentment and payment, or EBPP). Every enterprise has the requirement for invoicing and bill presentment.

PRODUCT AND MARKET EVOLUTION

     The Flexemessaging Division today is a leading multichannel, large-scale messaging, business to business (B2B), Application Service Provider, providing delivery of information via fax, e-mail and Short message Service (SMS) on behalf of its high profile customer base. In June 2001, the Company launched its third generation platform, viz., FLEXML at CeBit in Sydney. This technology is a messaging infrastructure platform that encompasses database management, format conversion and multichannel delivery engine based on XML and Java. It aims to take any message or any set of documents, content or components of a database, compile it, format it and mass deliver it anywhere, anytime, independent of the receiving device (be it fax, email, PDA, mobile, SMS or any future technology). A new service EMdirect has been launched to provide cost effective and simple billing solution for electronic delivery of essential mail, viz, invoices, statements, reminders, remittances, subscriptions, etc.

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

FLEXEMARKETING

     With the expansion of the Internet, interactive messaging is taking a leading and growing role in the way smart businesses communicate. Flexemarketing provides companies with a packaged, high volume email solution that processes, delivers, tracks and reports on any Internet based marketing campaign, be it permission marketing, opt-in marketing, interactive Customer relationship management (CRM), one to one marketing, promoting websites, or using email marketing to convert to sales.

FLEXESMS

     SMS is a highly effective communication tool that sends brief text messages of up to 160 characters to mobiles phones. It's as easy as sending an email and is done at a fraction of the cost of a mobile call, and its instantaneous.

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

     o    Shipping and Freight Forwarders
     o    Professional Services Organizations
     o    Professional Associations
     o    Political and Lobby Organizations
     o    Government and near Government Organizations

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

STRATEGY FOR FUTURE GROWTH

     The potential market is split into the two market segments of DISCRETIONARY AND NON-DISCRETIONARY MAIL to recognize the different priority levels of mail, but also recognize the commercial margins available to TWC.

     Whilst TWC has built both discretionary and non-discretionary business solutions it has approached the marketing model with a clear recognition that the essential mail market (non discretionary mail) is the key revenue driver for its business model and provides consistent recurring revenue with longer term and more stable contractual arrangements with its customers

     The discretionary market will continue as an important part of the suite of business solutions provided by TWC and will be offered as additional solutions and services to companies. It will continue for the foreseeable future as a positive contributor to the revenue base of TWC.

     TWC also recognize synergies between discretionary and non-discretionary mail, as a customer is most likely to use both forms of mail and therefore provide TWC with commercial opportunities to service additional mail requirements of existing customers.

     By focusing on future growth coming from essential messaging services, TWC has addressed a well-established "old economy" process by improving costs and efficiency through the use of sophisticated technology.

     TWC delivers a SEAMLESS SOLUTION with no significant change to established processes for the customer of the companies using the TWC applications. TWC's business solutions address a company's need for COST REDUCTION AND EFFICIENCY.

     TWC has developed ALLIANCES WITH KEY PROVIDERS in the necessary areas of post, wholesale tariffs for bandwidth, storage and mail to deliver to the customer immediate solutions with identified cost savings from the date of implementation.

     Through the flexibility of its technology platform TWC can develop ALLIANCES OR PARTNERSHIPS WITH MULTIPLE MAIL-DELIVERY PROVIDERS, as the TWC platform is independent of the delivery mechanisms for Mail. As TWC moves forward it will INCREASE ITS ALLIANCES AND PARTNERSHIPS with other delivery modules to its technology platform particularly in the bill payment and archiving areas.

     TWC business solutions have GLOBAL APPLICATION and will be carried into other markets. This significantly broadens the available market and the commercial opportunities for TWC growth. This could be either through license, partnership or sale of its applications technology.

     To protect its intellectual properties TWC has filed application for PATENTS and Trademarks covering its FLEXML Platform, its products including EMdirect and specific technological functionality.

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

     The Voice & Data Services Division has grown from the expertise built up as a systems integrator in the financial market (mainly dealing systems and call centres) and the Emergency Services market. It has a number of blue chip companies as clients and provides turnkey projects from concept to maintenance.

     Its core business is now in supplying and integrating high level call taking, computer aided dispatch and mapping software to the Emergency Services market, which requires mission critical support capability and supplying and integrating voice and data logging equipment for quality monitoring, compliance and litigation support.

     The strategy for this division is to cover operational costs from voice logging activities, maintenance and support contracts (with mostly Government or Financial Market clients) and for the contribution for major emergency service projects falling mainly to the bottom line. Target markets are those that also have a high message generating capacity in mission critical environments.

The current Products include:

     MULTITONE. The Company is an exclusive distributor for Multitone Electronics plc turn out and paging infrastructure solutions and DECT cordless telephony products. The Company has successfully installed specialized paging equipment solutions and complex radio paging systems in the emergency services and healthcare sectors.

     COMMAND CONTROL COMMUNICATIONS SYSTEMS. The Company is an exclusive distributor for Positron's Public Safety Systems to serve Emergency Services, Utilities, Control Centres etc. Positron is a market leader in call handling and tracking software for Emergency Services in North America. The Company has a 90% market share in the call-taking sector of NSW Emergency Services (Fire Brigades, Ambulance etc). The partnership will provide a one-stop-shop for the Emergency Services and Command Control market. Emergency services are an inherently high generator of message traffic (call outs for ambulance, fire brigades and automated operational communications). The market size is worth around A$20 million a year averaged over 5 years.

     LOGGERS. The Company is a distributor for Dictaphone multi channel loggers. This is a networked solution for recording conversations and storing messages. It is used for quality monitoring, compliance and litigation support.

     ELECTRONIC DISPLAYS. The displays are supplied by Computronics, while the Company performs the integration, software development and project management. Electronic displays are the means to carry `messages' to a wide viewing audience. Currently installed in every state for the ASX including the largest active real-time display in the Southern Hemisphere for the ASX in their Sydney Exchange public foyer.

     SERVICE AND SUPPORT. A highly experienced team of engineers and technicians are on call to support all products sold and currently installed networks or systems. Revenue from this department will reach just under A$500k in 2003.

     Previously the Voice & Data Services Division had over 60% of the Australian voice dealing system market with competition from British Telecom, LME and others, however as the voice dealing room market was considered a low growth "mature" market, the Company sold this business segment so that it could focus on the mission critical applications markets with their inherent need for technology and messaging.

     With regard to Mission Critical Applications, the division is focusing on leveraging its existing market share gained from voice communication solutions in this market segment to offering very specialised turnkey solutions such as call taking, computer aided dispatch and mapping.

     In addition, the Voice & Data Systems Division has also previously developed certain products and applications for the dealing room market, which were supplied to VBand. These include full duplex, multi-channel open microphone systems for use on VBand systems, speaker systems specifically designed for dealing rooms, radio interfaces for emergency services integrated into VBand systems and programmable modules for an allocation in the software and specific telephones lines and other types of development lines programmed as part of the Company's systems installation using VBand products and others.

MAJOR PROJECT INSTALLATIONS

     Among the major project installations secured by the Company in the last year were as follows (this does not represent a large percentage of the Company's business for accounting purposes,):

     o Upgrade and enhancement of Emergency Services and Fire Brigade Services - digital voice communication and callout systems with multilocation networking, paging and computeraided dispatch (CAD) systems integration.

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

ITEM 4C. ORGANIZATIONAL STRUCTURE

     The structure of the Company with its subsidiaries is graphically described below. The corporate office of TWC, a corporation incorporated in Bermuda, is located at Level 9, 220 George Street, Sydney, New South Wales, Australia, 2000.

     TWC's operations are being managed and conducted through its wholly owned subsidiary Flexemessaging Acquisition Ltd which has three operating subsidiaries and five dormant subsidiaries incorporated under the laws of New South Wales, Australia and Singapore. One of the eight subsidiaries is a wholly owned subsidiary called Trade Wind Marketing Pty Ltd ("TWM"), a New South Wales, Australian corporation. The Company's above-described operating divisions operate under TWM using the tradename of `Flexemessaging' and `Trade Center Products'.

                               CORPORATE STRUCTURE



                               [GRAPHICS OMITTED]

ITEM 4D. PROPERTY, PLANTS, AND EQUIPMENT

     All Company property is leased. The Company currently operates from the following offices:

Australia, Sydney                     220 George Street, Sydney       Head Office address for all
                                      NSW 2000 Australia              companies of Trade Wind
Lease expires on July 31, 2007                                        Communications Limited and
                                                                      Flexemessaging - Sydney
                                                                      Voice & Data - Sydney

Australia, Melbourne                  Level 5, 43-51 Queen Street     Flexemessaging - Melbourne
                                      Melbourne Victoria 3000         Voice & Data Melbourne
Lease expires on February 28, 2005                                    Multitone Communications Pty Ltd


The property occupied by the Company is currently adequate for its needs.

     To the Company's knowledge, there are no environmental issues that may affect the Company's utilization of the assets located at these locations.

ITEM 5.  OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with the financial statements and notes included with this Form 20-F. The Company prepares its financial statements in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"). In addition the Company provides supplementary description of significant differences between Canadian GAAP and those in the United States ("U.S. GAAP") in Note 24 to the Financial Statements.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

     In connection with the preparation of the financial statements included in this annual report, we have relied on variables and assumptions derived from historical experience and various other factors that we deemed reasonable and relevant. Although we review these estimates and assumptions in the ordinary course of business, the portrayal of our financial condition and results of operation often requires our management to make judgments regarding the effects of matters that are inherently uncertain on the carrying value of our assets and liabilities. Actual results may differ from those estimated under different variables, assumptions or conditions. In order to provide an understanding about how management forms its judgments about future events, including the variables and assumptions underlying the estimates, and the sensitivity of those judgments to different variables and conditions, we have included comments related to each critical accounting policy described as follows:

     o    Revenue recognition;

     o    Research and development

Revenue recognition

     Sales revenue on contracts is recognized on a percentage of completion basis but finalization, at which point all associated costs are billed, is subject to acceptance of the operational capability and confirmation of installation by the customer. Until such time, accumulated costs (after progress billings) are held in Work in progress (refer Note 7 to the financial statements).

Research and development

     Research and Development expenditures are expensed as incurred unless recoverability of these costs is assured beyond reasonable doubt, in which case development expenditure is deferred and amortized on a straight-line basis over the period in which the related benefits are expected to be realized.

ITEM 5A. OPERATING RESULTS

FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

     The fiscal year ended June 30, 2002 was an extremely volatile year for business generally. This was particularly so for technology focused businesses and companies reliant on discretionary revenue streams.

     Events of September 11, the global economic slowdown and the after shocks of the capital markets correction had an inevitable impact on the technology industry, advertising and discretionary spending. TWC has been negatively affected as a result, as is evident by the financial performance for the fiscal year ended June 2002.

     Even prior to these events, TWC was aware of its exposure to volatility in discretionary spending and has been refocusing its operations and technology towards high growth and recession proof revenue streams.

     Consolidated revenues decreased by 52% to $ 5.8 million for the year ended June 30, 2002, compared to $ 12.2 million for the year ended June 30, 2001. The decrease was largely attributable to the exit form the call center market and the sale of the financial dealing room business in January 2001 as well as the global market downturn and the September 11 tragedy. Cost of Goods Sold decreased to $ 2.7 million, from $ 5.2 million in the prior year. Cost of Goods Sold as a percentage of revenue increased to 46%, up from 43% in the corresponding period. Expenses reduced 9% to $ 6.3 million from $ 6.9 million in the prior year, mainly as a result of reductions in staff related overheads. Included in expenses for the year ended June 30, 2002 is $ 1.0 million incurred in the development of FLEXMLTM, as compared to $ 0.7 million incurred in the prior year. Goodwill relating to the acquisition of Flexemessaging.com Inc has been written off in the current year in the amount of $ 0.7 million. The net loss from operations before development costs for the year ended June 30, 2002 of $ 2.2 million was reported, as compared to a profit of $ 0.8 million reported for the year ended June 30, 2001. A net loss after development costs and goodwill write off the year ended June 30, 2002 of $ 4.0 million was reported, as compared to a net profit (after gain on sale of product line of $ 1.6 million) reported for the year ended June 30, 2001 of $ 1.6 million.

     The occurrence of significant losses in the current year and the deterioration in the Company's working capital raises substantial doubt as to the ability to continue as a going concern. The company's continued existence as a going concern is dependant upon its ability to continue to obtain adequate financing arrangements and to achieve profitable operations. In the upcoming financial year, the company is likely to continue incurring losses until the following financial year when it is likely that the company will return to profitability.

     Managements plans in this regard are to obtain sufficient equity or debt financing to fund working capital as well as a sales and marketing business plan. The sales and marketing plan includes a major marketing and promotional campaign as well as provisions for an increase in sales resources to be able to gain a significant market share in the emerging markets of electronic messaging, specifically with electronic delivery of essential mail and electronic bill presentment opportunities. The Company will also use the funds to develop global licensing and partnership opportunities.

     In addition, the company has existing warrants that it can call upon should the funding requirements not be met. The company is confident however that such funding requirements be met as a result of it's past successful complete private placements despite very difficult local and global economic environment.

     The estimated cash needs of the Company for the year ended June 30, 2003 amounts to $ 1,684,467. As the Company will not generate cash from operations in the coming year, the cash requirements will be required to be sourced externally.

     The company also has certain contractual obligations due under operating leases and loans. These obligations are as follows:


----------------------------- -----------------------------------------------------------------------------------------
CONTRACTUAL OBLIGATIONS                                        PAYMENTS DUE BY PERIOD
----------------------------- -----------------------------------------------------------------------------------------
                                 TOTAL      LESS THAN 1 YEAR       1-3 YEARS         3-5 YEARS       MORE THAN 5 YEARS
----------------------------- ----------- ------------------- ------------------ ---------------- ---------------------
LONG TERM DEBT (REFER NOTE       692,763             236,250            456,513                -                     -
14 TO THE FINANCIAL
STATEMENTS)
----------------------------- ----------- ------------------- ------------------ ---------------- ---------------------
CAPITAL LEASE OBLIGATIONS              -                   -                  -                -                     -
----------------------------- ----------- ------------------- ------------------ ---------------- ---------------------
OPERATING LEASES               1,335,285             215,278            601,796          518,211                     -
----------------------------- ----------- ------------------- ------------------ ---------------- ---------------------
UNCONDITIONAL PURCHASE                 -                   -                  -                -                     -
OBLIGATIONS
----------------------------- ----------- ------------------- ------------------ ---------------- ---------------------
OTHER LONG TERM OBLIGATIONS            -                   -                  -                -                     -
----------------------------- ----------- ------------------- ------------------ ---------------- ---------------------
TOTAL CONTRACTUAL              2,028,048             451,528          1,058,309          518,211                     -
OBLIGATIONS
----------------------------- ----------- ------------------- ------------------ ---------------- ---------------------

A detailed explanation of the results by operating division follows.

     FLEXEMESSAGING

     Revenues. Flexemessaging operating revenues decreased 26% to $ 3.7 million for the year ended June 30, 2002 compared with $ 4.9 million for the year ended June 30, 2001. The revenue decrease was mainly due to decreases in discretionary marketing spending. The global and local advertising industry has been subjected to a significant downturn as a result of a global economic slowdown. This has severely impacted revenues as Flexemessaging has significant exposure in the discretionary marketing arena. With regard to international revenues, the company no longer generates revenue from the overseas clients that were transferred to PTEK Holdings Inc ("Premiere") as a result of the outsourcing of the delivery network. Revenues generated from the overseas customer base, now serviced by Premiere, amounted to $ 0.0 million for the year ended June 30, 2002 as compared to $ 0.1 million for the year ended June 30, 2001. In addition, distributor generated revenues decreased to $ 0.17 million in the fiscal year from$ 0.33 generated in the prior year.

     Cost of Goods Sold. Cost of goods sold comprises local access charges, leased network backbone circuit expenses, line rental, distributors' commission, software maintenance and support, and domestic, long distance and international termination charges. These are variable costs based on actual volumes. Cost of sales amounted to $ 1.4 million for the year ended June 30, 2002 compared to $
2.0 million for the prior year. Cost of sales as a percentage of revenue decreased to 38% for the year ended June 30, 2002, compared to 41% for the corresponding period, due to reduced carriage charges negotiated with carriers and improvement in throughput and processing.

     Expenses. Expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation and other expenses incurred in running the operation. Total expenses for the year ended June 30, 2002 amounted to $ 3.0 million compared to $ 2.7 million in the corresponding period. The increase in expenses mainly results from additional software development costs of $ 0.6 million incurred in the year ended June 30, 2002 as compared to $ 0.3 million incurred in the year ended June 30, 2001.

     Operating Profit. An operating loss of $ 0.7 million was incurred for the year ended June 30, 2002 as compared to an operating profit of $ 0.2 million reported for the year ended June 30, 2001.

     VOICE AND DATA SYSTEMS DIVISION

     Revenues. Revenues consist of sales from systems integration solutions for voice, call centres, electronic display, paging, call recording and data applications. Revenues decreased 71% to $ 2.1 million for the year ended June 30, 2002, from $ 7.3 million for the year ended June 30, 2001. As part of its strategic reorganization, the Company exited the call centre market with effect from June 30, 2001 and the dealing room market with effect from January 2001. The Company successfully sold its voice dealing room turret business to IPC

Australia Pty Ltd (IPC). As part of this sale, the Company sold the Voice & Data Systems Division's right to distribute the IPC products in the financial markets area and transferred its ongoing sales and support of IPC financial trading systems in this market, including the VBand systems. Revenues generated for the fiscal year ended June 30, 2001 from call centre activities and dealing room market activities amounted to $ 2.5 million and $ 1.4 million respectively. In addition, revenues were also severely hampered by the global slowdown in economic activity, which has had a major impact on the banking and finance industry to which the Voice and Data Division is exposed.

     Cost of sales. Cost of sales consists of the purchase of third party product, necessary to complete the systems integration solution. Cost of sales for the year ended June 30, 2002 amounted to $ 1.2 million compared to $ 3.2 million for the previous 12 months. Cost of sales as a percentage of revenue increased to 64% for the current financial year up from 44% for the year ended June 30, 2001. The reduced percentage for the 2001 fiscal year is a result of recording certain voice systems as net revenue, as opposed to recording gross revenue and associated costs. In addition, results are also subject to changes in the overall revenue mix, where different product groups attract different gross margins.

     Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation and other expenses incurred in running the operation. Total operating expenses for the year ended June 30, 2002 amounted to $ 2.0 million compared to $ 3.3 million in the corresponding period. This was mainly as a result of staff reductions in relation to the sale of the voice dealing room turret business to IPC.

     Operating Profit. An operating loss of $ 1.2 million was incurred for the year ended June 30, 2002 as compared to an operating profit of $ 0.8 million reported for the year ended June 30, 2001.

FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

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

IMPACT OF FOREIGN CURRENCY FLUCTUATIONS ON THE COMPANY

     Foreign currency fluctuations have not had a material impact on the Company during the fiscal years ending June 30, 2002, 2001 and 2000. The Company does not employ any hedging instruments to limit the impact of foreign currency fluctuation.

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

ITEM 5B. LIQUIDITY AND CAPITAL RESOURCES

LIQUIDITY

LIQUIDITY AND CAPITAL RESOURCES

FOR THE YEARS ENDED JUNE 30, 2002 AND 2001

     The Company has financed its cash requirements for operations and investments in capital assets mainly through equity funding via private placements.

     Cash used by operating activities was of $ 2.4 million for the year ended June 30, 2002, compared to $ 3.0 million for the year ended June 30, 2001, mainly as a result of payments to suppliers. Cash used in investing activities, consisting primarily of corporate restructuring costs and the purchase of capital assets, amounted to $ 0.2 million for the year ended June 30, 2002, and $ 0.6 million in the corresponding period in 2001. Cash generated from financing activities, amounted to $ 2.1 million as compared to $ 1.5 million in the prior year primarily as a result of funds raised through the issue of shares by means of private placement, as compared to funds provided from the sale of a product line in the prior year.

     Cash and equivalents decreased to $ 0.7 million for the year ended June 30, 2002, as compared to $ 1.1 in the previous year.

     The Company did not have material commitments for capital expenditures as of the end of its fiscal year ending June 30, 2002.

FOR THE YEARS ENDED JUNE 30, 2001 AND 2000

     The Company has financed its cash requirements for operations and investments in capital assets mainly through operating profits and loan financing.

     Cash used by operating activities was of $3.0 million for the year ended June 30, 2001, compared to $1.6 million generated by operations for the year ended June 30, 2000, mainly as a result of payments to suppliers. Cash used in investing activities, consisting primarily of corporate restructuring costs and the purchase of capital assets, amounted to $ 0.6 million for the year ended June 30, 2001, and $0.2 million in the corresponding period in 2000.

     Cash generated from financing activities, amounted to $ 1.5 million as compared to $ 1.5 million in the prior year primarily as a result of funds generated from the sale of a product line, as compared to funds raised through the issue of shares by means of private placement in the prior year.

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

ITEM 5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     The company has a research and development team that works on developing new generation platforms in the area of multichannel electronic messaging. Over the last three years, the company has spent in excess of $2.3 million dollars on messaging platform development. In 2002, $ 1,039,864 was spent on development compared to $ 664,718 in 2001 and $ 628,782 in 2000. To protect its intellectual properties, the company has lodged patents and Trademarks covering the FLEXML TM technology platform and associated business processes.

ITEM 5D. TREND INFORMATION

     Whilst TWC has built both discretionary and non-discretionary business solutions it has approached future direction with a clear recognition that the essential mail market (non discretionary mail) is the key revenue driver for its business model and provides consistent recurring revenue with longer term and more stable contractual arrangements with its customers. By focusing on future growth coming from essential messaging services, TWC has addressed a well-established "old economy" process by improving costs and efficiency through the use of sophisticated technology.

     TWC delivers a seamless solution with no significant change to established processes for the customer of the companies using the TWC applications. TWC's business solutions address a company's needs for cost reduction and efficiency.

NEW STANDARDS FOR CANADIAN GAAP

     The CICA approved a new handbook Section 3062, "Goodwill and Other Intangible Assets," which will require intangible assets with an indefinite life and goodwill to be tested for impairment on an annual basis. Goodwill and indefinite life intangible assets will no longer be amortized. Intangible assets with definite lives will continue to be amortized over their useful lives. The new section is consistent with those recently approved by the FASB (SFAS No.
142). The adoption of this new standard is not expected to have any material effect on the Company's financial position, results of operations or cash flows.
Section 3026 will be adopted on July 1, 2002.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES

ITEM 6A. DIRECTORS AND SENIOR MANAGEMENT AS OF THE DATE OF THIS ANNUAL REPORT

     The directors and officers of the Company are as follows:

NAME                        AGE              POSITION
------                      ----             --------

Nicholas Bird               63               Chairman, CEO and Director
Kevin Levine                37               Deputy CEO, CFO and Director
Frank Favretto              49               Director
Peter Hawkins               56               Director

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

     KEVIN LEVINE is responsible for the day-to-day operations of all entities as well as for the overall strategy and vision of the Company to enable it to meet the emerging opportunities of information messaging. Mr. Levine is a Chartered Accountant who joined Trade Wind in 1996. Prior to this he was the financial controller of a national manufacturer, wholesaler and retailer of ladies fashion. He has also had significant experience in the service industry as financial controller and leader of a successful change management project for one of the largest wholesale/retail travel agencies in South Africa. Mr. Levine was appointed as Deputy Chief Executive Officer on July 1, 2000 and as a Director to the Board of Directors of the Company in May 2001. He also remains as the present Chief Financial Officer of the Company, a position to which he was appointed in January 1999.

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

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until there successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors.

     The Company announced the appointment of Dr Mal Hemmerling as Chief Executive Officer and Director with effect from September 1, 2002. As a result Nick Bird has assumed the role of Executive Chairman. Dr hemmerling has held several CEO and Senior Management positions and is experienced in starting ventures as well as in undertaking extensive company reviews. Dr Hemmerling has significant sales and marketing experience and has also managed other organisations in both government and non-government sectors. Dr Hemmerling is well known in Australian and international circles as a result of his success as Chief Executive Officer for the Sydney Organising Committee for the Olympic Games (SOCOG) until 1997, and as the Executive Director for the Australian Formula One Grand Prix in South Australia. For the past 5 years he has been the principle consultant in his own management consulting business conducting reviews of client company operations, marketing plans and business assessment of company acquisitions. He was the Chief Executive of a large public company turn around which involved the establishment of financial, billing and invoicing systems, sales and marketing plans, computer management and reporting systems, revised franchise and management structures, corporate governance systems and the rebuilding supplier relationships. Dr Hemmerling was also involved in the establishment of the Adelaide Entertainment Centre and a private clothing company, Good Sports, which was later sold.

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

ITEM 6B. COMPENSATION

     The following table is a summary of the compensation paid to the Named Executive Officers during the three most recently completed financial years:

                                                            Annual          Long Term
                                                         Compensation     Compensation

                                                         ------------     ------------     ------------



  Name and Principal     Year ended    Shares Owned/        Salary            Bonus         Other Annual
       Position            June 30     % of total (7)        (A$)             (A$)          Compensation
--------------------     ----------    --------------       ------            -----         ------------

Nicholas R. Bird,           2002        2,234,703/         173,983             Nil          96,141(3)(4)
Chief Executive             2001           6.83%           145,428             Nil          78,000(3)(4)
Officer, Managing           2000                           135,536             Nil          75,283(3)(4)
Director

Kevin Levine                2002            (5)            168,117           50,300         17,528(3)(4)
Deputy Chief                2001                           143,703             Nil          14,233(3)
Executive Officer,          2000                           123,623           25,000         10,127(3)
Chief Financial
Officer

Arthur C. Walton(6)         2002        2,086,205/          61,698             Nil           4,800(3)(4)
Head of Corporate           2001           6.38%           100,400             Nil           9,600(3)(4)
Practices                   2000                           100,400             Nil           9,600(3)(4)




                            Awards          Payouts
                           ----------    -----------
                           Securities
                           Under         Restricted
                           Options/        Shares or                       All Other
  Name and Principal       SARs(1)        Restricted        LTIP(2)       Compensation
       Position            granted        Share Units       Payouts           (A$)
--------------------      -----------     -----------       -------       ------------

Nicholas R. Bird,           701,952           Nil              Nil              Nil
Chief Executive               Nil             Nil              Nil              Nil
Officer, Managing                                              Nil              Nil
Director

Kevin Levine                100,000           Nil              Nil              Nil
Deputy Chief                  Nil             Nil              Nil              Nil
Executive Officer,            Nil             Nil              Nil              Nil
Chief Financial
Officer

Arthur C. Walton(6)           Nil             Nil            53,446             Nil
Head of Corporate             Nil             Nil              Nil              Nil
Practices                     Nil             Nil              Nil              Nil



(1) "SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.
(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.
(3) These sums are comprised of superannuation contributions and life insurance premiums.
(4) In addition, this named executive officer is also provided with a fully maintained company vehicle (including all reasonable operation costs).
(5)      This person beneficially owns less than 1% of the Company's stock.
(6)      This person left the employ of the Company with effect from December
         31, 2001
(7)      As at November 30, 2002

OPTIONS GRANTED DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR

                     AGGREGATED OPTION/SAR EXERCISES DURING
                   THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                    AND FINANCIAL YEAR-END OPTION/SAR VALUES

                                                                                        Value of
                                                                                       Unexercised
                                                                                       in the Money
                                                                                       Options at
                                                              Options at FY-End          FY-End
                         Options       Exercise Price/             (#)                     ($)
                         granted       Expiration Date          Exercisable/           Exercisable/
        Name                                 ($)               Unexercisable           Unexercisable
        (a)               (b)                (c)                     (d)                    (e)
-----------------       ---------   ----------------------     ----------------      ---------------

Kevin Levine            100,000     $0.30 / Mar 18, 2007        25,000/ 75,000            nil/nil
Frank Favretto          400,000     $0.30 / March 18, 2007     100,000/300,000            nil/nil



BOARD OF DIRECTORS COMPENSATION

     The Company does not pay directors who are also executive officers for service on the Board of Directors. Non-executive directors receive no fees but are reimbursed for their expenses incurred in attending meetings of the Board of Directors.

LONG TERM INCENTIVE AND PENSION PLANS

     The Company does not hold any long-term incentive or defined benefit pension plans other than payments due under the applicable laws of various countries in which the Company operates. In relation to the Company's subsidiary operations in Australia, according to legislation the Company provides funds for long service leave to staff that becomes eligible after 10 years of continuous service. Superannuation (defined contribution benefits) payments are in line with norms in the various countries that the Company and its subsidiaries operate.

     The Company has established an incentive stock option plan for its key officers, directors and employees. Presently the Board of Directors has the ability to grant options to officers and directors at their discretion or as approved as part of a compensation package under terms of an employment agreement.

OTHER

     The Company has agreed to enter into a deed and is in the process of finalising legal documentation for the repayment of the loan to Arthur Christopher Walton. The terms of repayment have been agreed at twelve monthly instalments of $16,581 commencing on December 1, 2002. These monthly payments include imputed interest at the fixed rate of 8.75%.

EMPLOYMENT AGREEMENTS

     The Company currently has no employment agreement with any of its employees, with the exception of Nicholas Bird. Certain employees have appointment letters that set out the standard terms and conditions of employment but do not incorporate any contractual obligations on employees to remain in the employ of the Company. Nicholas Bird is employed by TWG, the Company's operating subsidiary, under the terms of an employment agreement dated March 11, 1999 that provides for discretionary incentive compensation, including without limitation, the grant of unvested options of Flexemessaging's common stock and bonuses. However, the Company has presently agreed, upon consummation of the share exchange, to assume the obligations associated with the grant of options under this agreement at such time as the Company implements a stock option plan.

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

     3. life and disability insurance with the insurance proceeds to be paid to Mrs. A. J. Bird;

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

     The above constitutes a description of the contractual terms of the agreement with Nicholas Bird and may be modified by the parties including any necessary increases or decreases in salary as may be agreed upon.

     The Company is in the process of drawing up an employment contract for Dr Mal Hemmerling, who has taken up the position of Chief Executive Officer.

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

ITEM 6C. BOARD PRACTICES

     During the fiscal year ended June 30, 2002 the Company's Board of Directors consisted of four persons.

     None of the Company's directors (with the exception of Nick Bird as described above) are parties to service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

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

ITEM 6D. EMPLOYEES

     The Company, including its subsidiaries, employed the following numbers of employees as at June 30, 2002 at the locations set forth below:

         LOCATION
         Sydney, Australia                                28
         Melbourne, Australia                              4
         TOTAL                                            32

     The Company, including its subsidiaries, employed the following numbers of employees as at June 30, 2002 in the categories of activities set forth below:

         ACTIVITY
         Executive Management                              3
         Sales                                             9
         Customer support                                  7
         Software Development                              4
         Operational Support                               4
         Finance/Admin/Logistics                           5
         TOTAL                                            32

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

ITEM 7A. MAJOR SHAREHOLDERS

To the knowledge of the directors and senior officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding common stock of the Company. Due to the capital raising efforts of the Company, the share ownership was diluted and the following represents the present shareholder holding over 10% under applicable Canadian Laws



      Name                Number of Shares(2)           Percentage of
                                                     Outstanding Shares(2)

Autsralasian Capital        4,169,593(3)                   12.74%
Holdings(1)

(1)   An Australian trustee company controlled by Frank Favretto.
(2)   As at October 31, 2002
(3) Excludes 3,179,878 warrants and 300,000 options exercisable within 60 days of filing date

The company has 2,770,443 shares held in the US by a total of 18 record holders.

ITEM 7B. RELATED PARTY TRANSACTIONS

     This includes loans advanced to the Company by Arthur Christopher Walton (former director) and Jennifer Walton and Skyglen Pty Ltd (of which Nick Bird is a shareholder and director) ITF the Bird Family Trust (mortgagees) in the amount of $183,082 and $221,582 respectively. The loans are repayable on dates and in a manner stipulated by the mortagees or on demand if no date or manner prescribed. At the date of this report no manner has been prescribed by the mortgagees. Interest is set at the Australian Bank Overdraft Rate and varies according to fluctuations thereon. The indicative annual interest rate at 30 June 2002 was 8.25%. The mortgagees have entered into an agreement with the Company whereby they have a registered charge over Trade Wind Group Pty Ltd in the event that the Company is unable to settle the outstanding liabilities. In addition they receive a 0.5% premium over the underlying interest rate charged and were paid establishment fees of $2,500 and $3,475 respectively.

     The Company has agreed to enter into a deed and is in the process of finalising legal documentation for the repayment of the loan to Arthur Christopher Walton. The terms of repayment have been agreed at twelve monthly instalments of $16,581 commencing on December 1, 2002. These monthly payments incur interest at the fixed rate of 8.75%.

     Included in expenses in the consolidated statements of income and accumulated deficit is an amount of $93,555 (2001: $ nil) for the reimbursement of expenses incurred in connection with consulting services provided by a non-executive director.

ITEM 7C. INTERESTS OF EXPERTS AND COUNSEL

     Not Applicable.

ITEM 8.  FINANCIAL INFORMATION

CONSOLIDATED FINANCIAL STATEMENTS

     See the Consolidated Financial Statements set forth in Part III, Item 17 hereof and filed as a part of this Annual Report.

EXPORT SALES

     Export sales did not constitute a significant portion of the Company's total sales volume as of June 30, 2002, the end of the Company's most recent fiscal year.

LEGAL OR ARBITRATION PROCEEDINGS

     As of the date of this Annual Report, there are no legal or arbitration proceedings that may have, or have had in the recent past, significant effects on the Company's financial position or profitability

COMPANY POLICY ON DIVIDEND DISTRIBUTIONS

     The Company does not intend to pay dividends in cash or in kind in the future. The Company expects to retain its earnings to finance the further growth of the Company. The directors of the Company will determine if and when dividends should be declared and paid in the future based upon the earnings and financial conditions of the Company at the relevant time and such other factors as the directors may deem relevant. All of the common stock of the Company is entitled to an equal share in any dividends declared and paid.

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

                                               High Bid          Low Bid
                                               --------          -------

        Year ended June 30, 1998                C$1.350          C$0.730
        Year ended June 30, 1999                 1.40             0.500
        Year ended June 30, 2000                 1.000            0.230
        Qtr ended September 30, 2000             0.350            0.300
        Qtr ended December 31, 2000              0.350            0.190
        Qtr ended March 31, 2001                 0.360            0.210
        Qtr ended June 30, 2001                  0.280            0.150
        Qtr ended September 30, 2001             0.250            0.050
        Qtr ended December 31, 2001              0.100            0.100
        Qtr ended March 31, 2002                 0.170            0.170
        Qtr ended June 30, 2002                  0.300            0.250
        Month ended July 31, 2002                0.260            0.200
        Month ended August 31, 2002              0.290            0.200
        Month ended September 30, 2002           0.350            0.240
        Month ended October 31, 2002             0.350            0.300
        Month ended November 30, 2002            0.380            0.300
        As of December 4, 2002                   0.380            0.300


     There are approximately 94 holders of the TWC's common stock. Presently there are 32,719,873 shares of the TWC's common stock outstanding with 5,000,000,000 common stock authorized.

     TWC has not paid any dividends to date and has no plans to do so in the immediate future.

     The Company is also dual listed on the NASDAQ OTCBB Pink Sheets. However due to a lack of liquidity in the Company's stock on this exchange as the stock is not regularly traded, there is not enough volume to prepare an analysis.

ITEM 9C.  MARKETS

     See Item 9A(4) above.

ITEM 10.  ADDITIONAL INFORMATION

ITEM 10A. SHARE CAPITAL

     Not applicable.

ITEM 10B. MEMORANDUM AND ARTICLES OF ASSOCIATION

     Set forth below is a summary of the material provisions of the Company's Memorandum of Association and Byelaws relating to the Company's shares. This description does not purport to be complete and is qualified in its entirety by reference to the Memorandum of Association and Byelaws and the statutory laws of Bermuda.

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

     Board of Directors - The business and affairs of the Company are managed by the Directors who may exercise all such powers of the Company that the laws of Bermuda or the Company's Byelaws do not otherwise require to be exercised by the shareholders.

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

     Non-resident shareholders should consult their Canadian tax advisors about whether the common stock is taxable Canadian property to them. In the case of a non-resident shareholder to whom common stock of the Company represent taxable Canadian property, relief from Canadian income tax under the Treaty may be available.

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

     Certain United States income tax legislation contains rules governing PFIC, which can have significant tax effects on US shareholders of foreign corporations. These rules do not apply to non-US shareholders. Section 1297 of the Code defines a PFIC as a corporation that is not formed in the United States and, for any taxable year, either (i) 75% or more of its gross income is "passive income," which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the company is a controlled foreign corporation or makes an election, by adjusted tax basis) of its assets that produce or are held for the production of "passive income" is 50% or more.

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

ITEM 10F. DIVIDENDS AND PAYING AGENTS

     Not applicable.

ITEM 10G. STATEMENT BY EXPERTS

     Not applicable.

ITEM 10H. DOCUMENTS ON DISPLAY

     The documents concerning the Company which are referred to in this Annual Report may be inspected at the Company's executive offices located at 220 George Street, Sydney, New South Wales, Australia.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.

ITEM 15. [RESERVED]

ITEM 16. [RESERVED]

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

     These financial statements, which follow, were prepared in accordance with Canadian Generally Accepted Accounting Principles ("Cdn GAAP") and are expressed in Australian dollars. A reconciliation from Cdn GAAP to US GAAP is disclosed in
Note 24, respectively, to the financial statements for the fiscal years ended June 30, 2002 and 2001. The financial statements include the following:

For the fiscal year ended June 30, 2002:

Report of Independent Auditors..............................    44
Consolidated Balance Sheets.................................    45
Consolidated Statements of Income and Accumulated Deficit...    46
Consolidated Statements of Changes in Cash Flows............    47
Notes on the Consolidated Financial Statements..............    48

For the fiscal year ended June 30, 2001:

Report of Independent Auditors..............................    66
Consolidated Balance Sheets.................................    67
Consolidated Statements of Income and Accumulated Deficit...    68
Consolidated Statements of Changes in Cash Flow.............    69
Notes on the Consolidated Financial Statements..............    70













                        TRADE WIND COMMUNICATIONS LIMITED








                       REPORT FOR YEAR ENDED JUNE 30, 2002

BDO        BDO INTERNATIONAL          Level 19, Market Street, Sydney NSW2000
           Chartered Accountants      GPO Box 2551 Sydney NSW 2001
           & Consultants              DX 1222 Sydney
                                      Tel: +61 2 9286 5555
                                      Fax: +61 2 9286 5599


TO THE SHAREHOLDERS
TRADE WIND COMMUNICATIONS LIMITED

-------------------------------------------------------------------------------
                                                              AUDITORS' REPORT
-------------------------------------------------------------------------------


We have audited the accompanying consolidated balance sheet of Trade Wind Communications Limited as of June 30, 2002 and the related consolidated statements of income and accumulated deficit and cash flows for the years ended June 30, 2002 and 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Trade Wind Communications Limited at June 30, 2002 and the consolidated results of their operations and their cash flows for the years ended June 30, 2002 and 2001 in conformity with generally accepted accounting principles in Canada.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1b to the financial statements, the Company has suffered a loss from operations and has a net working capital deficiency and an accumulated deficit at 30 June 2002 that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are described in note 1b. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As the financial statements have been prepared in accordance with generally accepted accounting principles in Canada (Canadian GAAP) an additional Note to the financial statements has been included (Note 24) that reconciles differences between Canadian GAAP and those of the United States (US GAAP) and with the requirements of the Securities and Exchange Commission.


                                               /s/ BDO International
                                               -------------------------------
Sydney, Australia                              BDO INTERNATIONAL
November 15, 2002 except for Note 24,          CHARTERED ACCOUNTANTS
which date is December 20, 2002

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2002
-------------------------------------------------------------------------------------------------------

Consolidated Balance Sheets
(Expressed in Australian Dollars)
                                                             NOTE        30 JUNE              30 JUNE
                                                                          2002                 2001
----------------------------------------------------------- -------- ---------------- --- -------------
ASSETS                                                                      $                    $

CURRENT
   Cash                                                        5          691,632            1,098,711
   Receivables                                                 6          794,201            1,417,174
   Inventory                                                   7          165,827              249,485
                                                                     -------------        -------------
                                                                        1,651,660            2,765,370
                                                                     -------------        -------------

NON CURRENT
     Capital assets                                            8          163,499              436,087
     Goodwill                                                  9                -              549,697
     Other                                                    10            8,284               20,062
                                                                     -------------        -------------
                                                                          171,783            1,005,846
                                                                     -------------        -------------
TOTAL ASSETS                                                            1,823,443            3,771,216
                                                                     -------------        -------------

-------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT

   Accounts payable                                           11        2,141,855            2,280,020
    Loans payable                                             14          236,250                    -
   Deferred Revenue                                           12          100,455               89,456
                                                                     -------------        -------------
                                                                        2,478,560            2,369,476
                                                                     -------------        -------------

NON CURRENT

    Loans payable                                             14          456,513              657,866
    Employee entitlements payable                                         178,519              185,826
                                                                     -------------        -------------
                                                                          635,032              843,692
                                                                     -------------        -------------

TOTAL LIABILITIES                                                       3,113,592            3,213,168
                                                                     -------------        -------------


SHAREHOLDERS' (CAPITAL DEFICIT)/EQUITY
    Share Capital                                             15        1,368,415            1,135,621
    Reserves                                                  16        6,326,641            4,452,224
    Accumulated deficit                                                (8,985,205)          (5,029,797)
                                                                     -------------        -------------
                                                                       (1,290,149)             558,048
                                                                     -------------        -------------

                                                                     -------------        -------------
                                                                        1,823,443            3,771,216
                                                                     -------------        -------------

     The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.


Approved on behalf of the Board
/S/ N R BIRD                                                    /S/ K B LEVINE
N R BIRD                                                        K B LEVINE

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2002
-------------------------------------------------------------------------------------------------------

Consolidated Statements of Income
and Accumulated Deficit
(Expressed in Australian Dollars)
                                                              NOTE        30 JUNE             30 JUNE
                                                                           2002                2001
----------------------------------------------------------- -------- -------------- ---- --------------
                                                                             $                   $

SALES                                                                   5,785,705           12,243,381
LESS:
COST OF GOODS SOLD
         Opening inventory                                                249,485              498,252
         Purchases                                                      2,579,974            4,959,788
                                                                     --------------      --------------
                                                                        2,829,459            5,458,040
         Closing inventory                                               (165,827)            (249,485)
                                                                     --------------      --------------
                                                                        2,663,632            5,208,555

GROSS PROFIT                                                            3,122,073            7,034,826

EXPENSES                                                                6,325,886            6,934,746
                                                                     --------------      --------------
(LOSS)/PROFIT FROM OPERATIONS                                 17       (3,203,813)             100,080

OTHER INCOME/(EXPENDITURE):
      Profit from Sale of Product Line                         3                -            1,593,414
         Reorganisation costs                                  4                -              (40,942)
         Interest paid
                  - leases                                                      -                 (158)
                  - loans                                                 (84,940)            (107,444)
         Interest received                                                 15,395               36,575
                                                                     --------------      --------------

(LOSS)/PROFIT FOR THE YEAR BEFORE TAX                                  (3,273,358)          1,581,525

Income tax expense                                            18                -                   -
                                                                     --------------      --------------

NET (LOSS)/PROFIT  AFTER TAX BEFORE AMORTIZATION
OF GOODWILL AND NON CONTROLLING INTERESTS                              (3,273,358)           1,581,525

Goodwill Amortization                                                           -              (18,687)

Goodwill Impairment                                                      (682,050)                  -
                                                                     --------------      --------------

NET (LOSS)/PROFIT                                                      (3,955,408)           1,562,838

Accumulated deficit at the beginning of the year                       (5,029,797)          (6,592,635)
                                                                       ------------      --------------

ACCUMULATED DEFICIT AT THE END OF THE YEAR                             (8,985,205)          (5,029,797)
                                                                     ==============      ==============

Basic and fully diluted (loss)/earnings per share                           (0.19)                0.09

Weighted average number of shares on issue                             20,682,265           16,657,159
-------------------------------------------------------------------------------------------------------


The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Consolidated Statements of Cash Flows
(Expressed in Australian Dollars)

                                                                        30 JUNE               30 JUNE
                                                                          2002                  2001
----------------------------------------------------------- -------- --------------- ----- ---------------
                                                                           $                     $
CASH USED BY:

OPERATING ACTIVITIES
Operations
         Net (loss)/profit for the year                                (3,955,408)            1,562,838
         Items not involving cash:
         Amortization                                                     325,859               248,119
          Goodwill Write Off                                              682,050                     -
          Gain on sale of Product Line                                                       (1,593,414)
                                                                     ---------------
                                                                                           ---------------
                                                                       (2,947,499)              217,543

         Increase/(decrease) from changes in:
              Accounts receivable                                         622,973             1,105,872
              Inventory                                                    83,658               248,767
              Accounts payable and deferred                              (127,166)           (4,567,036)
revenue
              Employee entitlement payable                                 (7,307)              (47,747)
              Income taxes                                                      -                     -
                                                                     ---------------       ---------------
                                                                          572,158            (3,260,144)

                                                                       (2,375,341)           (3,042,601)
INVESTING ACTIVITIES
         Corporate restructuring costs                                   (132,353)             (446,449)
         Investments in:
                  - Capital and Other assets                              (41,493)             (107,754)
                                                                     ---------------       ---------------
                                                                         (173,846)             (554,203)
FINANCING ACTIVITIES
         Loans raised/(repaid)                                             34,897              (304,826)
         Lease liabilities repaid                                               -               (33,171)
         Share Capital                                                  2,107,211                     -
         Proceeds on sale of Product Line                                       -             1,856,086
                                                                     ---------------       ---------------
                                                                        2,142,108             1,518,089

DECREASE IN CASH                                                         (407,079)           (2,078,715)
Cash at beginning of year                                               1,098,711             3,177,426
                                                                     ---------------       ---------------
CASH AT END OF YEAR                                                       691,632             1,098,711
                                                                     ===============       ===============
Supplementary Information
    Interest received                                                      15,395                36,575
    Interest paid                                                         (84,940)             (107,602)

Non-cash transactions excluded from the
company's investing activities:

Acquisition of subsidiary for shares                                            -               121,935

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Notes on the Financial Statements

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. ORGANIZATION

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

As a result of the transmittal of FLXM shareholders to the Company, the Company merged FLXM into a newly formed Bermudan subsidiary of Trade Wind Communications Limited, Flexe Acquisition Ltd. Flexe Acquisition Ltd, is the surviving company and succeeds to all the business, properties, assets and liabilities of FLXM. FLXM has been dissolved in Idaho. The Company issued 2,456,832 shares at C$0.30 to shareholders in FLXM to effect this transaction.

These financial statements are stated in Australian dollars and have been prepared in accordance with generally accepted accounting principles in Canada applicable to a going concern.

These financial statements present comparative figures for the Group for the years ended 30 June 2002 and 30 June 2001.

B. ABILITY TO CONTINUE AS A GOING CONCERN

While the consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern, the occurrence of significant losses in the current year and the deterioration in the Company's working capital raises substantial doubt about the validity of the assumption. If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

The Company's continued existence as a going concern is dependant upon its ability to continue to obtain adequate financing arrangements and to achieve profitable operations.

     The company is seeking to obtain sufficient equity or debt financing to fund working capital as well as a sales and marketing business plan. The sales and marketing plan includes a major marketing and promotional campaign as well as provisions for an increase in sales resources to be able to gain a significant market share in the emerging markets of electronic messaging, specifically with electronic delivery of essential mail and electronic bill presentment opportunities. The Company will also use the funds to develop global licensing and partnership opportunities.

     In addition, the company has existing warrants that it can call upon should the funding requirements not be met. The company is confident however that such funding requirements will be met as a result of its past successful complete private placements despite very difficult local and global economic conditions.

-------------------------------------------------------------------------------
Notes on the Financial Statements
-------------------------------------------------------------------------------

C. PRINCIPLES OF CONSOLIDATION

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

D. GOODWILL

Goodwill is recorded initially at the amount by which the purchase price for a business or for ownership interest in a controlled entity exceeds the fair value attributed to its net tangible assets at date of acquisition. Goodwill is amortized on a straight-line basis over a period of 3 years. The balances are reviewed annually for impairment and any balance representing future benefits, the realization of which is considered to be no longer probable, is written off.

E. INVENTORIES

Inventories are measured at the lower of cost and net realizable value. Costs are assigned on a first-in first-out basis and include direct materials, direct labor and an appropriate proportion of variable and fixed overhead expenses.

F. INCOME TAX

The Company follows the liability method in accounting for income taxes, which requires the Company to recognize future tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, future tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

G. CAPITAL ASSETS

Capital assets are recorded at cost. Amortization is provided on owned plant and equipment at rates between 4% and 36% using either the straight line or diminishing balance method. Leased assets are amortized over the term of the lease. Trademarks and customer lists are amortized on a straight-line basis over 4-5 years.

H. RESEARCH AND DEVELOPMENT

Research and Development expenditures are expensed as incurred unless recoverability of these costs is assured beyond reasonable doubt, in which case development expenditure is deferred and amortized on a straight-line basis over the period in which the related benefits are expected to be realized.

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

J. REVENUE RECOGNITION

Sales revenue on contracts is recognized on a percentage of completion basis but finalization, at which point all associated costs are billed, is subject to acceptance of the operational capability and confirmation of installation by

-------------------------------------------------------------------------------
Notes on the Financial Statements
-------------------------------------------------------------------------------

the customer. Until such time, accumulated costs (after progress billings) are held in Work in progress (refer Note 7).

K. FOREIGN CURRENCY TRANSACTIONS AND BALANCES

Foreign currency transactions during the period are converted to Australian currency at the rates of exchange applicable at the dates of transactions. Amounts receivable and payable in foreign currencies at balance date are converted at the rates of exchange ruling at that date.

The gains and losses from conversion of assets and liabilities, whether realized or unrealized, are included in operating profit before income tax as they arise.

The Australian and Canadian dollar exchange rates at the balance sheet date and the average exchange rates for each period under review were as follows ($1 Australian =):

         30 June 2002                                           0.855
         1 July 2001 - 30 June 2002         0.811
         30 June 2001                                           0.773
         1 July 2000 - 30 June 2001         0.830

L. FINANCIAL INSTRUMENTS

The Company's and the Group's financial instruments consist of cash, receivables, accounts payable, loans payable and employee entitlements payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

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

O. EARNINGS/(LOSS) PER SHARE

Earnings/(loss) per share is computed by dividing net profit / (loss) by the weighted average number of common shares outstanding. The weighted average number of common shares outstanding during the year reflects the amount of time specific shares were outstanding during the year.

P. RECLASSIFICATION OF FINANCIAL STATEMENTS

Certain reclassifications have been made to the financial statements for the year ended June 30, 2001 in order to conform to presentation of the financial statements for the year ended June 30, 2002.

-------------------------------------------------------------------------------
Notes on the Financial Statements
-------------------------------------------------------------------------------

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

In summary, Flexemessaging.com Inc acquired the operating assets of TWC in exchange for 8,800,000 shares of Flexemessaging.com Inc's common stock. The financial position of Siler Ventures Inc. as at 26 March 1999 is summarised as follows:

                                                             $
----------------------------------------------------------------------------
         Tangible Assets                                     -
         Liabilities                                         -


On May 25, 2001 the Supreme Court of Bermuda issued its final approval of the exchange proposal between Flexemessaging.com, Inc. ("FLXM") and the Company whereby FLXM has become a wholly owned subsidiary of the Company. The shareholders of both FLXM and the Company previously approved the exchange with the last condition to consummating the transaction being the final approval by the Supreme Court of Bermuda and registration with the Bermudan Registry of Companies being satisfied on 18 October 2001.

The Company merged FLXM into a newly formed Bermudan subsidiary of Trade Wind Communications Limited, Flexe Acquisition Ltd. Flexe Acquisition Ltd, is the surviving company and succeeds to all the business, properties, assets and liabilities of FLXM. FLXM has been dissolved in Idaho. The Company issued 2,456,832 shares at C$0.30 to shareholders in FLXM to effect this transaction.

NOTE 3:  SALE OF PRODUCT LINE

With effect from March 9, 2001, the Company has sold and transferred the ongoing sales and support within the Voice and Data Division, of IPC financial trading systems (voice dealing room turrets) and the support of financial market customers currently using the VBand Viax Systems to IPC Australia Pty Limited. The sale consisted of the Company giving up it's right to the distribution of the product in the financial markets area, transferring staff related to the product market with their entitlements, the sale of stock on hand and the assignment of service/maintenance agreements of customers in relation to the same market area. The Company will continue to sell the product in the emergency services and public safety markets.

NOTE 4:  REORGANISATION COSTS

Management undertook a plan of reorganisation in order to align the Flemessaging Division with the future strategic direction of the Company.

In connection with this plan the Company signed an exclusive agreement on December 2, 1999, with Premiere Information Systems Pty Ltd ("Premiere"), a subsidiary of Premiere Technologies Inc., a communications company based in Atlanta, Georgia whereby the Company has outsourced the delivery of its fax traffic to the Premiere network. This agreement provides for Premiere to transmit all fax broadcast traffic for the Company for a period of 12 to 24 months subject to certain service and pricing criteria. This contract has been automatically extended with effect from December 2001. The customer bases in the UK, Canada, the USA, Switzerland and Singapore (representing the discontinued and/or outsourced service) will now be serviced by Premiere with the Company receiving a commission on revenues generated over the next 24 months following the execution of the agreement.

-------------------------------------------------------------------------------
Notes on the Financial Statements
(Expressed in Australian Dollars)
-------------------------------------------------------------------------------


                                           30 JUNE              30 JUNE
                                             2002                 2001
-------------------------------------------------------------------------------
                                             $                    $

Flexemessaging still provides enhanced fax and email broadcast services to there existing customers. The Company is still billing the remaining customers that have not been affected and the manner in which they transact with the Company is unaltered.

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
                                            $                     $
Fax delivery network closure                         -                40,942
                                            ------------          --------------
                                                     -                40,942
                                            ------------          --------------

NOTE 5:  CASH

Cash at bank and on deposit                    689,782              1,096,411
Cash on hand                                     1,850                  2,300
                                         ---------------        ---------------
                                               691,632              1,098,711
                                         ---------------        ---------------

NOTE 6:  RECEIVABLES

Trade debtors                                  730,351              1,088,931
Other debtors                                   63,850                328,243
                                         ---------------        ---------------
                                               794,201              1,417,174
                                         ---------------        ---------------

In September 1997, the company arranged a working capital-based facility with Scottish Pacific Business Finance Limited (SPBF) in respect of the Australian domiciled customers of FlexiFax Global Services. This has been collateralized by a charge over the assets of Trade Wind Marketing Pty Ltd as well as guarantees by Trade Wind Group Pty Ltd and its subsidiaries.

NOTE 7:  INVENTORY

Finished goods                                 165,827                235,485
Work in progress                                     -                 14,000
                                         ---------------        ---------------
                                               165,827                249,485
                                         ---------------        ---------------

NOTE 8:  CAPITAL ASSETS


         Plant and Equipment - at cost        1916,311              2,135,707
         Less accumulated amortization      (1,752,812)            (1,699,620)
                                         ---------------        ---------------
                                               163,499                436,087
                                         ---------------        ---------------

-------------------------------------------------------------------------------
Notes on the Financial Statements
(Expressed in Australian Dollars)
-------------------------------------------------------------------------------

                                            30 JUNE                30 JUNE
                                              2002                   2001
-------------------------------------------------------- ------ ---------------
                                               $                      $

NOTE 9:  GOODWILL

Goodwill                                             -                741,652
Less accumulated amortization                        -               (191,955)
                                         ---------------        ---------------
                                                     -                549,697
                                         ===============        ===============

On May 25, 2001 the Supreme Court of Bermuda issued its final approval of the exchange proposal between Flexmessaging.com, Inc. ("FLXM") and the Company whereby FLXM has become a wholly owned subsidiary of the Company. The shareholders of both FLXM and the Company previously approved the exchange with the last condition to consummating the transaction being the final approval by the Supreme Court of Bermuda and registration with the Bermudan Registry of Companies, which was granted on October 18, 2001. (See Note 2).

Goodwill arising from this transaction amounted to $682,050 and has been calculated as follows:

Current Assets



                                                                   1,033,242

Fixed Assets



                                                                      96,933

Liabilities assumed



                                                                  (1,252,110)







Pro-rata share of fair value of net liabilities acquired



                                                                     121,935







Opening Balance

                                                                     549,697

                                                                           -

Costs incurred on exchange proposal

                                                                     132,353

                                                                     446,449

Goodwill

                                                                     682,050

                                                                     568,384

Accumulated amortization

                                                                           -

                                                                     (18,687)



                                                                     682,050

                                                                     549,697

Goodwill impairment

                                                                    (682,050)

                                                                           -



                                                                           -

                                                                     549,697

The Company has performed an impairment test of its goodwill and determined that goodwill has been impaired in the amount of $682,050. The goodwill impairment for the year ended June 30, 2002 has been reflected in the Consolidated Statement of Income and Accumulated Deficit.



NOTE 10: OTHER NON CURRENT ASSETS

Trademarks, customer lists                    48,480                 48,480
Less accumulated amortization                (40,196)               (28,418)
                                        ---------------        ---------------
                                               8,284                 20,062
                                        ===============        ===============

NOTE 11: ACCOUNTS PAYABLE

Trade creditors - general                    1,456,806              1,604,460
Sundry creditors and accruals                  482,620                485,869
Employee entitlements                          202,429                189,691
                                        ---------------        ---------------
                                             2,141,855              2,280,020
                                        ===============        ===============
Notes on the Financial Statements
(Expressed in Australian Dollars)
                                           30 JUNE                30 JUNE
                                             2002                   2001
------------------------------------------------------------------------------
                                              $                      $


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


NOTE 13: LEASE LIABILITIES

         Operating Lease Commitments

Non-cancelable operating leases contracted for but not capitalized in the accounts

Payable
    - not later than one year                            215,278      283,089
    - later than 1 year but not later than 2 years       323,075       29,202
    - later than 2 years but not later than 3 years      278,721       10,014
    - later than 3 years but not later than 4 years      258,801            -
    - later than 4 years but not later than 5 years      259,410            -
                                                       ---------      -------
                                                       1,335,285      322,305
                                                       =========      =======

Notes on the Financial Statements
(Expressed in Australian Dollars)
                                                         30 JUNE      30 JUNE
                                                            2002         2001
-------------------------------------------------------------------------------
                                                             $             $
NOTE 14. LOANS PAYABLE

Current:

Skyglen                                                  129,548            -
C & J Walton                                             106,702            -
                                                        --------      -------
                                                         236,250            -
                                                        --------      -------

Non-current:

Skyglen                                                   92,034      221,582
C & J Walton                                              76,380      182,918
Other non related parties                                288,099      253,366
                                                        --------      -------
                                                         456,513      657,866
                                                        --------      -------

This includes loans advanced to the Company by Arthur Christopher Walton (former director) and Jennifer Walton and Skyglen Pty Ltd (of which Nick Bird is a shareholder and director) ITF the Bird Family Trust (mortgagees) in the amount of $183,082 and $221,582 respectively. The loans are repayable on dates and in a manner stipulated by the mortagees or on demand if no date or manner prescribed. At the date of this report no manner has been prescribed by the mortgagees. Interest is set at the Australian Bank Overdraft Rate and varies according to fluctuations thereon. The indicative annual interest rate at 30 June 2002 was 8.25%. The mortgagees have entered into an agreement with the Company whereby they have a registered charge over Trade Wind Group Pty Ltd in the event that the Company is unable to settle the outstanding liabilities. In addition they receive a 0.5% premium over the underlying interest rate charged and were paid establishment fees of $2,500 and $3,475 respectively. The loans from other non related parties are unsecured with no fixed terms of repayment and do not attract interest.

NOTE 15: SHARE CAPITAL

                                                30 JUNE            30 JUNE           30 JUNE          30 JUNE
                                                  2002              2001               2002             2001
                                               NUMBER OF          NUMBER OF             $                $
                                                 SHARES            SHARES

(Expressed in Australian Dollars
except for the number of shares)
Authorized:

5,000,000,000 Common shares with
a par value of US$0.01

Issued:
Balance, beginning of year                       18,499,783        16,042,951         1,135,621        1,085,533
Shares issued under private placement            12,693,203                             232,794
                                                                            -                                  -
Shares issued under exchange proposal                     -
                                                                    2,456,832                 -           50,088
                                             ---------------    --------------     -------------    -------------
Balance, end of year                             31,192,986        18,499,783         1,368,415        1,135,621
                                             ===============    ==============     =============    =============

Notes on the Financial Statements
(Expressed in Australian Dollars)

                                                     30 JUNE         30 JUNE
                                                       2002           2001
-------------------------------------------------------------------------------
                                                        $              $

  -------------- ----------------- --------------- ----------------- ----------
                                   Issue Price
  Shares placed  Issue date         per share      Warrants issued      Note
  -------------- ----------------- --------------- ----------------- ----------
   2,066,667      Dec 21, 2001      C$0.12          2,066,667           (i)
  -------------- ----------------- --------------- ----------------- ----------
   2,311,750      Mar 04, 2002      C$0.12          1,845,697          (ii)
  -------------- ----------------- --------------- ----------------- ----------
   1,769,785      Apr 25, 2002      C$0.14                  -
  -------------- ----------------- --------------- ----------------- ----------
   1,228,013      Jun 20, 2002      C$0.16                  -
  -------------- ----------------- --------------- ----------------- ----------
   2,450,738      Sep 3, 2002       C$0.16                  -
                 (see Note 23)
  -------------- ----------------- --------------- ----------------- ----------
   2,866,250      Oct 4, 2002       C$0.16         1,769,785          (iii)
                 (see Note 23)
  -------------- ----------------- --------------- ----------------- ----------
  12,693,203                                       5,682,149
  ============== ----------------- --------------- ================= ==========

Note (i) Warrants vest in part every three months after November 23, 2001 in four equal instalments with the first instalment exercisable at C$0.20, the second at C$0.30, the third at C$0.40 and the fourth at C$0.50. Warrants expire on November 23, 2003.

Note (ii) Warrants vest in part every three months after February 28, 2002 in four equal instalments with the first instalment exercisable at C$0.20, the second at C$0.30, the third at C$0.40 and the fourth at C$0.50. Warrants expire on February 28, 2004.

Note (iii) Warrants are exercisable at C$0.20 and vest immediately from the date of issue. Warrants expire 2 years from the date of issue.

On May 25, 2001 the Supreme Court of Bermuda issued its final approval of the exchange proposal between Flexemessaging.com, Inc. ("FLXM") and the Company whereby FLXM has become a wholly owned subsidiary of the Company. The shareholders of both FLXM and the Company previously approved the exchange with the last condition to consummating the transaction being the final approval by the Supreme Court of Bermuda, which was granted on October 18, 2001. The exchange agreement provided that the Company exchange 1.754880714 shares of its common stock for each outstanding share of FLXM's common stock as of the record date of October 5, 2000. The Company issued 2,456,832 shares to shareholders in FLXM to effect this transaction.

POOLED SECURITIES
POOLED SHARES

   a) Pursuant to a voluntary pooling agreement, certain shareholders delivered to Pacific Corporate Trust Company, a total of nil (2001:
        1,650,000) common shares to be held in a pool. These pooled shares were released on May 12, 2002.

NOTE 16: RESERVES

SHARE PREMIUM ACCOUNT

Balance, beginning of year                     4,452,224          4,380,377
Shares issued under exchange proposal                  -             71,847
Shares issued under private placement          1,948,362
Less: Cost of capital                            (73,945)                 -
                                           ---------------    -----------------
Balance, end of year                            6,326,641         4,452,224
                                           ===============    =================

Notes on the Financial Statements
(Expressed in Australian Dollars)


                                                30 JUNE              30 JUNE
                                                  2002                 2001
-----------------------------------------------------------------------------
                                                   $                    $

NOTE 17: LOSS/(PROFIT) FROM OPERATIONS

Profit from operations before income
tax has been determined after charging:

Amortization
         - owned assets                          314,081            162,488
         - leased assets                               -             55,167
         - trademarks, customer lists             11,778             11,777
Bad debts                                        162,627             68,010
                                           --------------     ----------------


NOTE 18: INCOME TAX EXPENSE

The tax effects of temporary differences that give rise to the Company's future tax assets are as follows:

Tax loss carry forwards                  3,975,576              3,085,057
Deferred costs                             202,473                128,585
Valuation allowance                     (4,178,049)            (3,213,642)
                                     -----------------      ---------------
                                                 -                      -
                                     =================      ===============


The provision for income taxes differs from the amount estimated using the Australian statutory income tax rates as follows:

(Benefit)/Provision at statutory rate of 30% (2001:  34%)                 (1,186,622)               531,365
Permanent differences and other                                              222,215                442,874
Increase/(decrease) in valuation allowance                                   964,407               (974,239)
                                                                       -----------------      ---------------
                                                                                   -                       -
                                                                       =================      ===============


 The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of deferred tax assets, the impact of the change on the valuation allowance is reflected in current income.

 Estimated tax losses available to the group to be carried forward to future years amount to $13,251,920 (2001: $10,283,523). No benefit (if any) of these losses has been recorded in these financial statements. These losses are not subject to an expiry date, however, the benefits of these losses will only be obtained if:

 (a) the group derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realised;

 (b) the group continues to comply with the conditions for deductibility imposed by law; and

 (c) no changes in tax legislation adversely affect the group in realizing the benefit from the deduction for the loss.

-------------------------------------------------------------------------------
Notes on the Financial Statements
-------------------------------------------------------------------------------

NOTE 19: DIRECTOR'S EMPLOYMENT CONTRACTS

The Company entered into an employment agreement with Nicholas Rowland Bird on March 11, 1999 requiring minimum annual payment of $228,000. The initial term of the employment agreement will be for five years and will continue in force thereafter until terminated by either party on two months notice. Either party may terminate the employment agreement after the expiration of three years provided six month's written notice is given. The Company may terminate the employment agreement at any time upon the occurrence of certain stated events. If the Company wishes to terminate the employment agreement without giving the required notice, the company is required to pay the affected Executive Officer an amount for the balance of the term or the equivalent of the annual salary package for the preceding 18 month period of the Term, whichever is greater.


NOTE 20: OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

Stock Options

Pursuant to the policies of the TSX Venture Exchange ("TSXV"), the Company may grant incentive stock options to its officers, directors and employees. TSXV policies permit the Company's directors to grant incentive stock options for the purchase of shares of the Company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 20% of the issued shares of the Company at the time of granting. The exercise price of stock options is determined by the Board of Directors of the Company at the time of the grant and may not be less than the discounted market price and may not otherwise be less than C$0.10 per share. Options have a maximum term of five years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Vesting of options is made at the time of granting of the options at the discretion of the Board of Directors.

A summary of stock options activities for the periods presented is as follows:

                                     Number                 Exercise Price

Outstanding at June 30 1999            1,355,321            C$0.625-C$1.25
Granted                                 332,800             C$0.625-C$1.25
Cancelled                              (227,000)
                                     ---------------
Outstanding at June 30 2000            1,461,121
Granted                                1,819,652                C$0.30
Cancelled                              (272,000)
                                     ---------------
Outstanding at June 30, 2001           3,008,773
Granted                                 750,000                 C$0.30
Cancelled                              (518,287)
                                     ---------------
Outstanding at June 30, 2002           3,240,486
                                     ===============

On December 19, 2001, the exercise price of all outstanding options was amended to C$0.30, approved by shareholders at the annual general meeting.

-------------------------------------------------------------------------------
Notes on the Financial Statements
-------------------------------------------------------------------------------

As at June 30, 2002 the following share options were outstanding:

No of Options     Date of Issue         Exercise Price       Date of Expiry
595,534 *         August 12, 1997       C$ 0.30              August 12, 2002
21,500 *          May 20, 1998          C$ 0.30              May 20, 2003
36,000 *          September 1, 1998     C$ 0.30              September 1, 2003
146,800 *         February 22, 2000     C$ 0.30              February 22, 2005
100,000 *         April 6, 2000         C$ 0.30              April 6, 2005
1,595,652 *       Feb 5, 2001           C$ 0.30              Feb 5, 2006
745,000 **        March 18, 2002        C$ 0.30              March 18, 2007
-----------------
3,240,486
=================

     *   Fully vested

     ** 25% vesting immediately, 25% vesting in six months from date of issue, 25% vesting in twelve months from date of issue, 25% vesting in eighteen months from date of issue.

NOTE 21: RELATED PARTY TRANSACTIONS

Included in expenses in the consolidated statements of income and accumulated deficit is an amount of $93,555 (2001: $ nil) for the reimbursement of expenses incurred in connection with consulting services provided by a non-executive director.

Included in interest paid in the consolidated statements of income and accumulated deficit is an amount of $15,996 (2001: $ 26,630) paid to Skyglen Pty Ltd (of which Nick Bird is a shareholder and director) ITF the Bird Family Trust in connection with the loan payable (see note 14).

-------------------------------------------------------------------------------
Notes on the Financial Statements
-------------------------------------------------------------------------------

NOTE 22: SEGMENTED FINANCIAL INFORMATION

The Company operates two business divisions, Voice and Data Systems and Flexemessaging. Voice and Data Systems is a specialist supplier and integrator of voice communications systems and decision support applications for dealing rooms, emergency services dispatch and similar operations. Flexemessaging operates an enhanced fax broadcast system. It is not considered necessary to show geographic segmented financial information as on a materiality basis, all income has been generated from Australia. Segmented financial information for these two divisions follows:

FOR THE YEAR ENDING 30 JUNE 2002

                                              VOICE AND DATA   FLEXEMESSAGING     HEAD OFFICE       CONSOLIDATED
                                                    $               $                 $                     $
Revenue from external customers                  2,120,944       3,664,761             -                 5,785,705

Amortization                                        29,899          30,182           265,778               325,859
                                              --------------- ----------------- ----------------- ------------------

Segment operating loss                          (1,188,249)       (739,871)       (1,275,693)           (3,203,813)

Interest expense                                    (1,101)        (48,165)          (35,674)              (84,940)
Interest revenue                                         9               -            15,386                15,395
Goodwill writedown                                       -        (682,050)                -              (682,050)
                                              --------------- ----------------- ----------------- ------------------
Net loss before tax                             (1,189,341)     (1,470,086)       (1,295,981)           (3,955,408)

Taxation                                                 -                 -                 -                  -

                                              --------------- ----------------- ----------------- ------------------
Net loss after tax                              (1,189,341)       (788,036)       (1,978,031)           (3,955,408)
                                              --------------- ----------------- ----------------- ------------------

Capital Asset additions                              7,489          14,325           19,679                 41,493
Identifiable assets                                639,631         530,445          653,367              1,823,443

FOR YEAR ENDING 30 JUNE 2001

Revenue from external customers                  7,312,179       4,931,202                     -        12,243,381

Amortization                                        70,296          12,950           164,873               248,119
                                              --------------- ----------------- ----------------- ------------------

Segment operating profit/(loss)                    818,572         205,011          (923,503)              100,080

Interest expense                                    (1,058)        (53,067)          (53,477)             (107,602)
Interest revenue                                        77              64            36,434                36,575
Reorganisation Costs                                     -         (40,942)                -               (40,942)
Sale of Division                                 1,593,414                                               1,593,414
                                              --------------- ----------------- ----------------- ------------------
Net profit/(loss) before tax                     2,411,005         111,066         (959,233)             1,562,838

Taxation                                                   -                 -                 -                  -

                                              --------------- ----------------- ----------------- ------------------
Net profit/(loss) after tax                      2,411,005         111,066         (959,233)             1,562,838
                                              --------------- ----------------- ----------------- ------------------

Capital Asset additions                             32,866          37,422           37,466                107,754
Identifiable assets                              1,517,415         920,167         1,333,634             3,771,216


-------------------------------------------------------------------------------
Notes on the Financial Statements
-------------------------------------------------------------------------------

NOTE 23: EVENTS SUBSEQUENT TO BALANCE SHEET DATE

After year end subscriptions for placement of funds in the amount of $281,379 were received.

On September 3, 2002 2,556,375 shares were issued to the placees. On October 4, 2002 3,200,000 shares were issued to the placees. On October 4, 2002 1,087,500 shares were issued to the placees. All funds outstanding as at June 30, 2002 in respect of these placements have been received subsequent to year end.

The Company has agreed to enter into a deed and is in the process of finalising legal documentation for the repayment of the loan to Arthur Christopher Walton. The terms of repayment have been agreed at twelve monthly instalments of $16,581 commencing on December 1, 2002. These monthly payments incur interest at the fixed rate of 8.75% pa.

The Company appointed Dr Mal Hemmerling as Chief Executive Officer with effect from September 1, 2002 for a three year term. As part of his employment contract, Dr Hemmerling will receive 2 million options vesting over a one, two and three year period. 750,000 of these options are issued subject to performance criteria being satisfied.

NOTE 24: RECONCILIATION OF CERTAIN DIFFERENCES BETWEEN US AND CANADIAN GAAP

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which, in the case of the Company, conform, in all material respects with those of the United States ("US GAAP") and with the requirements of the Securities and Exchange Commission ("SEC"), except as follows:

a) Under Canadian GAAP, goodwill impairment is not disclosed as part of
(Loss)/profit from operations but rather as a separate line item after Net
(loss)/profit after tax before amortization of goodwill and non controlling interests. Under US GAAP, goodwill impairment is disclosed as part of
(Loss)/profit from operations. This has no effect of the net loss for the year ended June 30, 2002.

b) Under Canadian GAAP, the difference between the purchase price and quoted market price on the issue of shares to insiders is not treated as an expense. Under US GAAP, an expense must be recorded where there is a share issue to insiders when the quoted market price exceeds the issue price of the shares. The effect on the above would be to increase the net loss for the year ended June 30, 2002 by $118,914.

c) The impact of the above-noted differences on the Statement of Operations is as follows:

------------------------------------------------------ ------------------ -----------------
                                                           JUNE 30, 2002     JUNE 30, 2001
------------------------------------------------------ ------------------ -----------------

Net (Loss)/profit per Canadian GAAP                      (3,955,408)         1,562,838
------------------------------------------------------ ------------------ -----------------
Adjustment of goodwill impairment (a)                             -                  -
------------------------------------------------------ ------------------ -----------------
Expense on issue of shares to insiders (b)                 (118,914)                 -
------------------------------------------------------ ------------------ -----------------
Net (loss)/profit per US GAAP                            (4,074,322)         1,562,838
------------------------------------------------------ ------------------ -----------------
(Loss)/Earnings per share in accordance with US GAAP          (0.20)              0.09
------------------------------------------------------ ------------------ -----------------

The impact of the above-noted differences on total shareholders'(deficit)/equity is as follows:


-------------------------------------------------- ------------------ ----------------
                                                       JUNE 30, 2002    JUNE 30, 2001
-------------------------------------------------- ------------------ ----------------

Shareholders' (deficit)/equity per Canadian GAAP     (1,290,149)          558,048
-------------------------------------------------- ------------------ ----------------
                                                              -                 -
-------------------------------------------------- ------------------ ----------------
Shareholders' (deficit)/equity per US GAAP           (1,290,149)          558,048
-------------------------------------------------- ------------------ ----------------

d) The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options issued to employees. Under APB No. 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. During the year ended June 30, 2002 the Company repriced options previously granted to employees and as such, such options will be accounted for under the variable accounting method until exercised, forfeited or expired. Under this method, the options will be marked to market each period with compensation cost reflected for the excess of quoted market price over exercise price.

e) In July 2001 the Financial Accounting Standards Board issued SFAS 141, "Business Combinations" and SFAS 142, "Goodwill and Other Intangible Assets". SFAS 141 prohibits the pooling-of-interests method of accounting for business combinations and requires the purchase method of accounting for all business combinations initiated after June 30, 2001. It prescribes the initial recognition and measurement of goodwill and other intangible assets, accounting for negative goodwill and the required disclosures in respect of business combinations. SFAS 142 is effective for fiscal years beginning after December 15, 2001 and requires that goodwill will no longer be amortized over its estimated useful life. The Company believes that its accounting treatment is in substantial compliance with SFAS 142 and that adoption of its provisions would not have a material effect on its results of operations or financial position.

f) In July 2001, the Financial Accounting Standards Board issued SFAS No.143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Based on its current and planned future activities relative to Long-Lived Assets, the Company believes that the adoption of this Issue will not have a material effect on its results of operations or financial position.

g) In October 2001, the Financial Accounting Standards Board issued SFAS No.144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 supersedes SFAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". SFAS 144 applies to all long-lived assets, including discontinued operations. The standard develops one accounting model for long-lived assets that are to be disposed of by sale, and addresses the principal implementation issues. SFAS 144 requires that long-lived assets that are to be sold be valued at the lower of book value or fair value less costs incurred to sell such assets. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early application encouraged. Based on its current and planned future activities relative to Long-Lived Assets, the Company believes that the adoption of this Issue will not have a material effect on its results of operations or financial position.

h) In November 2001, the Financial Accounting Standards Board Emerging Issues Task-Force (EITF) reached a consensus on EITF Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," which is a codification of EITF 00-14, 00-22 and 00-25. EITF Issue 01-09 presumes consideration from a vendor to a customer or reseller of the vendor's products to be a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless the consideration relates to a separate identifiable benefit and the benefit's fair value can be established. The Company believes that the adoption of this Issue will not have a material effect on its results of operations or financial position.

 i) In April 2002, the Financial Accounting Standards Board issued SFAS 145, "Rescission of SFAS 4", "Reporting Gains and Losses from Extinguishment of Debt", SFAS 44, "Accounting for Intangible Assets of Motor Carriers'" and SFAS 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements, Amendment of SFAS 13, "Accounting for Leases" and "Technical Corrections as of April 2002". This standard rescinds SFAS 4, SFAS 44 and amends SFAS 64 and SFAS
 13. SFAS 13 has been amended to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This standard also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The rescission of SFAS No. 4, "Reporting Gains and Loss from Extinguishment of Debt" is effective for fiscal years beginning after May 15, 2002. The remainder of the statement is generally effective for transactions occurring after May 15, 2002. The Company believes that the adoption of this Issue will not have a material effect on its results of operations or financial position.

j) In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities ("SFAS No. 146"). SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. Given that SFAS No. 146 was issued in June 2002 and is not yet effective, the impact on the Company's financial position or results of operations from adopting SFAS No. 146 has not been determined.

                        TRADE WIND COMMUNICATIONS LIMITED









                       REPORT FOR YEAR ENDED JUNE 30, 2001

BDO            BDO INTERNATIONAL        Level 23, Market Street, Sydney NSW2000
---
               Chartered Accountants    GPO Box 2551 Sydney NSW 2001
               & Consultants            DX 1222 Sydney
                                        Tel: +61 2 9286 5555 Fax: +61 2
9286 5599


TO THE SHAREHOLDERS
TRADE WIND COMMUNICATIONS LIMITED

-------------------------------------------------------------------------------
                                                               AUDITORS' REPORT
-------------------------------------------------------------------------------

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


                                             /s/ BDO International
                                             -------------------------------
Sydney, Australia                            BDO INTERNATIONAL
October 23, 2001 except for Note 24          CHARTERED ACCOUNTANTS
which the date is December 28, 2001

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001
-------------------------------------------------------------------------------

CONSOLIDATED BALANCE SHEETS
(Expressed in Australian Dollars)
                                                    NOTE        30 JUNE              30 JUNE
                                                                 2001                 2000
----------------------------------------------------------------------------------------------
ASSETS                                                             $                    $
CURRENT
         Cash                                         5        1,098,711            3,177,426
         Receivables                                  6        1,417,174            2,523,046
         Inventory                                    7          249,485              498,252
                                                            ----------------     -------------
                                                               2,765,370            6,198,724
                                                            ----------------     -------------

CAPITAL ASSETS                                        8          436,087              554,237
GOODWILL                                              9          549,697                    -
OTHER                                                10           20,062               23,591
                                                            ----------------     -------------
                                                               1,005,846              577,828
                                                            ----------------     -------------
                                                               3,771,216            6,776,552
                                                            ----------------     -------------

----------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT
         Accounts payable                            11        2,280,020            4,901,777
         Deferred Revenue                            12           89,456            1,772,064
         Current portion of lease obligations        13                -               18,114
         Income taxes payable                                 -                    -
                                                            ----------------     -------------
                                                               2,369,476            6,691,955
                                                            ----------------     -------------
NON CURRENT
    Loan payable                                     14          657,866              962,692
         Non current portion of lease obligations    13                -               15,057
         Employee entitlements payable                           185,826              233,573
                                                            ----------------     -------------
                                                                 843,692            1,211,322
                                                            ----------------     -------------
TOTAL LIABILITIES                                              3,213,168            7,903,277
                                                            ----------------     -------------
         Non-controlling Interest                                                           -
SHAREHOLDERS' EQUITY
         Share Capital                               15        1,135,621            1,085,533
         Reserves                                    17        4,452,224            4,380,377
         Accumulated deficit                                  (5,029,797)          (6,592,635)
                                                            ----------------     -------------
                                                                 558,048           (1,126,725)
                                                            ----------------     -------------
                                                               3,771,216            6,776,552
                                                            ----------------     -------------

----------------------------------------------------------------------------------------------

     The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Approved on behalf of the Board
/S/ N R BIRD                                                /S/ K B LEVINE
N R BIRD                                                    K B LEVINE

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2001
--------------------------------------------------------------------------------------------------
CONSOLIDATED STATEMENTS OF INCOME AND ACCUMULATED DEFICIT
(Expressed in Australian Dollars)
                                                        NOTE       30 JUNE             30 JUNE
                                                                    2001                2000
------------------------------------------------------ -------- -------------- ---- --------------
                                                                      $                   $
SALES                                                             12,243,381          17,435,304
LESS:
COST OF GOODS SOLD
         Opening inventory                                           498,252           1,162,459
         Purchases                                                 4,959,788           8,925,679
                                                                --------------      --------------
                                                                   5,458,040          10,088,138
         Closing inventory                                          (249,485)           (498,252)
                                                                --------------      --------------
                                                                   5,208,555           9,589,886
         Network costs                                                     -             410,515
                                                                --------------      --------------
                                                                   5,208,555          10,000,401
GROSS PROFIT                                                       7,034,826           7,434,903
EXPENSES                                                           6,934,746           8,952,676
                                                                --------------      --------------
PROFIT / (LOSS) FROM OPERATIONS                          18          100,080          (1,517,773)
OTHER INCOME/(EXPENDITURE):
    Gain on sale of interest in subsidiary                2                -             713,254
    Profit from Sale of Product Line                      3        1,593,414                   -
         Reorganisation costs                             4          (40,942)         (1,298,906)
         Interest paid
                  - leases                                              (158)             (5,590)
                  - loans - short term                              (107,444)           (176,434)
         Interest received                                            36,575              28,806
                                                                --------------      --------------
PROFIT / (LOSS) FOR THE YEAR BEFORE TAX                            1,581,525          (2,256,643)
Income tax expense                                       19                -                   -
                                                                --------------
NET PROFIT / (LOSS) AFTER TAX BEFORE AMORTIZATION OF
GOODWILL AND NON CONTROLLING INTERESTS                             1,581,525          (2,256,643)
Amortization of goodwill                                             (18,687)            (14,518)
                                                                --------------      --------------
Net profit/(loss) after tax and goodwill before non
controlling interests                                              1,562,838          (2,271,161)
Non controlling interests in net loss                                      -             225,848
                                                                --------------      --------------
NET PROFIT / (LOSS)                                                1,562,838          (2,045,313)
Accumulated deficit at beginning of the year                      (6,592,635)         (4,547,322)
                                                                --------------      --------------
ACCUMULATED DEFICIT AT THE END OF THE YEAR                        (5,029,797)         (6,592,635)
                                                                ==============      ==============
Basic and fully diluted earnings / (loss) per share                     0.09               (0.12)
Weighted average number of shares in issue                        16,657,159          15,610,622
------------------------------------------------------ -------- -------------- ---- --------------

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Australian Dollars)

                                                                        30 JUNE               30 JUNE
                                                                          2001                  2000
----------------------------------------------------------- -------- --------------- ----- ---------------
                                                                           $                     $
CASH (USED) / PROVIDED  BY:

OPERATING ACTIVITIES
Operations
         Net profit / (loss) for the year                               1,562,838            (2,045,313)
         Items not involving cash:
                  Amortisation                                            248,119               578,471
        Non controlling interests in net loss                                   -              (225,848)
        Write down of fixed assets                                              -               641,865
        Gain on sale of interest in subsidiary                                  -              (713,254)
        Gain on sale of Product Line                                   (1,593,414)                    -
                                                                     ---------------
                                                                                           ---------------
                                                                          217,543            (1,764,079)

         Increase/(decrease) from changes in:
                  Accounts receivable                                   1,105,872               263,916
                  Inventory                                               248,767               664,207
                  Accounts payable and deferred                        (4,567,036)            2,408,762
                  revenue
         Employee entitlement payable                                     (47,747)               32,733
                  Income taxes                                                  -                  (169)
                                                                     ---------------       ---------------
                                                                       (3,260,144)            3,369,449

                                                                       (3,042,601)           (1,605,370)
INVESTING ACTIVITIES
         Corporate restructuring costs                                   (446,449)                    -
         Investments in:
                  - Capital and Other assets                             (107,754)             (212,417)
                                                                     ---------------       ---------------
                                                                         (554,203)             (212,417)
FINANCING ACTIVITIES
         Loans (repaid) / raised                                         (304,826)              432,479
         Lease liabilities (repaid)/raised                                (33,171)              (47,802)
         Proceeds on sale of shares                                             -             1,074,038

         Proceeds on sale of Product Line                               1,856,086                     -
                                                                     ---------------       ---------------
                                                                        1,518,089             1,458,715

(DECREASE) / INCREASE IN CASH                                          (2,078,715)            2,851,668
Cash at beginning of year                                               3,177,426               325,758
                                                                     ---------------       ---------------
                                                                     ---------------       ---------------
CASH AT END OF YEAR                                                     1,098,711             3,177,426
                                                                     ===============       ===============

Supplementary Information
    Interest received                                                      36,575                28,806
    Interest paid                                                        (107,602)             (182,024)

Non-cash transactions excluded from the Company's investing activities:

Acquisition of subsidiary for shares                                      121,935                     -
----------------------------------------------------------- -------- --------------- ----- ---------------

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

NOTES ON THE FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. ORGANISATION

Trade Wind Communications Limited (TWC), ("the Company") was incorporated in Bermuda on 30 October 1996. The Company was an inactive holding company prior to the completion of the acquisition of Trade Wind Group Pty Ltd (the Group), as described in Note 2. The Company's principal activity comprises the manufacture and sale of telecommunication equipment and the provision of communication services.

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

F. INCOME TAX

The Company follows the liability method in accounting for income taxes, which requires the Company to recognize deferred tax liabilities and assets for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the temporary differences between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse.

G. CAPITAL ASSETS

Capital assets are recorded at cost. Amortisation is provided on owned plant and equipment at rates between 4% and 36% using either the straight line or diminishing balance method. Leased assets are amortised over the term of the lease. Trademarks and customer lists are amortised on a straight-line basis over 5 years.

H. RESEARCH AND DEVELOPMENT

Research and Development expenditures are expensed as incurred unless recoverability of these costs is assured beyond reasonable doubt, in which case development expenditure is deferred and amortised on a straight-line basis over the period in which the related benefits are expected to be realised.

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

P. RECLASSIFICATION OF FINANCIAL STATEMENTS

Certain reclassifications have been made to the financial statements for the year ended June 30, 2000 in order to conform to presentation of the financial statements for the year ended June 30, 2001.

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

     In summary, Flexemessaging.com Inc acquired the operating assets of TWC in exchange for 8,800,000 shares of Flexemessaging.com Inc.'s common stock. The financial position of Siler Ventures Inc. as at 26 March 1999 is summarised as follows:

------------------------------------------------------ ----------
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

     In July 1999, the Company ceased activities in relation to sales and distribution of Dictaphone dictation products. This decision was taken, as this activity was not aligned to the core competence of the Voice & Data Systems Division of the Company, which is voice and data systems integration. The Company still continues to sell and support Dictaphone logging and call recording systems. This will not have a material impact on the overall performance of the Company, as the earnings contribution from this activity was negligible.

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

(Expressed in Australian Dollars)
                                             30 JUNE               30 JUNE
                                              2001                   2000
                                         ---------------- ----- ---------------
                                                $                     $
Fax delivery network closure                     40,942             1,037,476
Cessation of sales and distribution
  of dictation equipment                              -               261,430
                                          ---------------       ---------------
                                                 40,942             1,298,906
                                          ---------------       ---------------

NOTE 5:           CASH


Cash at bank and on deposit                  1,096,411              3,174,426
Cash on hand                                     2,300                  3,000
                                         ---------------        ---------------
                                             1,098,711              3,177,426
                                         ---------------        ---------------

NOTE 6:           RECEIVABLES


Trade debtors                                1,088,931              2,222,334
Other debtors                                  328,243                300,712
                                         ---------------        ---------------
                                             1,417,174              2,523,046
                                         ---------------        ---------------


In September 1997, the Company arranged a working capital-based facility with Scottish Pacific Business Finance Limited (SPBF) in respect of the Australian domiciled customers of FlexiFax Global Services. This has been collateralized by a charge over the assets of Trade Wind Marketing Pty Ltd as well as guarantees by Trade Wind Group Pty Ltd and its subsidiaries.

NOTE 7: INVENTORY

Finished goods                                235,485                335,380
Work in progress                               14,000                162,872
                                         ---------------        ---------------
                                              249,485                498,252
                                         ---------------        ---------------

NOTE 8: CAPITAL ASSETS

        (Expressed in Australian Dollars)
                                            30 JUNE            30 JUNE
                                              2001               2000
---------------------------------------- ---------------    ---------------
                                               $                  $

(a)      Owned
         Plant and Equipment - at cost       2,135,707          2,036,232
         Less accumulated amortisation      (1,699,620)        (1,537,132)
                                         ---------------    ---------------
                                               436,087            499,100
                                         ---------------    ---------------
(b)      Leased
         Leased Plant and Equipment -
         Capitalised lease assets              335,020            335,020
         Less accumulated amortisation        (335,020)          (279,883)
                                         ---------------    ---------------
                                                     -             55,137
                                         ---------------    ---------------
Total
Cost                                         2,470,727          2,371,252
Less accumulated amortisation               (2,034,640)        (1,817,015)
                                         ---------------    ---------------
Cost less accumulated amortisation             436,087            554,237
                                         ===============    ===============

NOTE 9: GOODWILL


Goodwill                                       741,652           173,268
Less accumulated amortisation                 (191,955)         (173,268)
                                         ---------------    ---------------
                                               549,697                 -
                                         ===============    ===============


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

NOTE 10: OTHER NON CURRENT ASSETS

(Expressed in Australian Dollars)
                                            30 JUNE                30 JUNE
                                              2001                   2000
-------------------------------------------------------------------------------
                                               $                      $
Trademarks, customer lists                     48,480                 40,232
Less accumulated amortisation                 (28,418)               (16,641)
                                         ---------------        ---------------
                                               20,062                 23,591
                                         ===============        ===============

NOTE 11: ACCOUNTS PAYABLE

Trade creditors - general                     1,604,460              3,515,634
Sundry creditors and accruals                   485,869              1,092,194
Employee entitlements                           189,691                293,949
                                         ---------------        ---------------
                                              2,280,020              4,901,777
                                         ===============        ===============

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

NOTE 13:          LEASE LIABILITIES

(a)      Finance Leasing Commitments

         Payable
         - not later than one year                              -      18,200
         - later than one year but not later than 2 years       -      15,129
         - later than 2 years but not later than 3 years        -           -
                                                            ------    --------
         Minimum lease payments                                 -      33,329

         Less future finance charges                            -         158
                                                            ------    --------
         Total lease liability                                  -      33,171
                                                            ======    ========

         Current portion                                        -      18,114
         Non-current portion                                    -      15,057
                                                            ------    --------
                                                                -      33,171
                                                            ======    ========


         Finance lease liabilities are collateralised by the underlying lease assets.

(Expressed in Australian Dollars)
                                                                  30 JUNE          30 JUNE
                                                                   2001             2000
---------------------------------------------------------  ---------------    ---------------
                                                                 $                 $

(b)      Operating Lease Commitments

         Non-cancellable operating leases
         contracted for but not capitalised
         in the accounts

         Payable
         - not later than one year                                283,089           675,835
         - later than one year but not later than 2 years          29,202            17,981
         - later than 2 years but not later than 3 years           10,014                 -
                                                           ---------------    --------------
                                                                  322,305           693,816
                                                           ===============    ==============

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

NOTE 16: SHARE CAPITAL (CONTINUED)

POOLED SECURITIES
POOLED SHARES

b) Pursuant to a voluntary pooling agreement, certain shareholders delivered to Pacific Corporate Trust Company, a total of 1,650,000 (2000: 2,750,000) common stock to be held in a pool and to be released on May 12, 2002

NOTE 17: RESERVES

(Expressed in Australian Dollars)
                                          30 JUNE             30 JUNE
                                            2001               2000
----------------------------------------------------------------------
                                             $                   $

SHARE PREMIUM ACCOUNT

Balance, beginning of year                 4,380,377          4,155,703
600,000 shares issued at C$0.75                    -            500,803
2,456,832 shares to be issued
under Exchange Proposal
                                              71,847                  -
Less: Cost of capital                              -           (276,129)
                                       ---------------    -----------------
Balance, end of year                        4,452,224       4,380,377
                                       ===============    =================


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

NOTE 18: PROFIT FROM OPERATIONS

Profit from operations before income tax has been determined after charging:

Amortisation
         - owned assets                     162,488        534,406
         - leased assets                     55,167         22,069
         - trademarks, customer lists        11,777          7,838
Bad debts                                    68,010              -
                                          ----------      ----------

NOTE 19: INCOME TAX EXPENSE

The tax effects of temporary differences that give rise to the Company's deferred tax assets are as follows:

(Expressed in Australian Dollars)

                                 30 JUNE                30 JUNE
                                   2001                   2000
----------------------------------------------------------------
                                    $                      $

Tax loss carry forwards           3,085,057              3,969,960
Deferred costs                      128,585                217,921
Valuation allowance              (3,213,642)            (4,187,881)
                              ---------------        ---------------
                                          -                      -
                              ===============        ===============


The provision for income taxes differs from the amount estimated using the Australian statutory income tax rates as follows:

Provision / (benefit) at statutory rate            531,365       (817,618)
Permanent differences and other                    442,874        241,218
(Decrease)/increase in valuation allowance        (974,239)       576,400
                                             ---------------  ------------
                                                         -              -
                                             ===============  ============

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

NOTE 21: OPTIONS AND OTHER RIGHTS TO PURCHASE SECURITIES

Stock Options

Pursuant to the policies of the Canadian Venture Exchange ("CDNX"), the Company may grant incentive stock options to its officers, directors and employees. CDNX policies permit the Company's directors to grant incentive stock options for the purchase of shares of the Company to persons in consideration for services. Stock options must be non-transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 20% of the issued shares of the Company at the time of granting. The exercise price of stock options is determined by the Board of Directors of the Company at the time of the grant and may not be less than the discounted market price and may not otherwise be less than C$0.10 per share. Options have a maximum term of five years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement, death or disability, in which case they terminate one year after the event. Vesting of options is made at the time of granting of the options at the discretion of the Board of Directors.

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
                                      ===============      ====================

During 2001, the exercise price of all outstanding options were amended to C$0.30, subject to, in some cases, shareholder approval.

As at June 30, 2001 the following share options were outstanding:

 NO OF OPTIONS       DATE OF ISSUE       EXERCISE PRICE       DATE OF EXPIRY
 -------------       -------------       --------------       --------------
     867,821        August 12, 1997        C$ 0.30 *         August 12, 2002
      21,500         May 20, 1998          C$ 0.30 *           May 20, 2003
      36,000       September 1, 1998       C$ 0.30 *        September 1, 2003
     156,800       February 22, 2000       C$ 0.30 *        February 22, 2005
     132,000         April 6, 200          C$ 0.30 *          April 6, 2005
   1,794,652       February 5, 2001        C$ 0.30 *         February 5, 2006
-----------------
   3,008,773
=================
With the exception of 100,000 options, all stock options are fully vested and exercisable.

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

FOR THE YEAR ENDING 30 JUNE 2001

                                   VOICE & DATA      FLEXIFAX       HEAD OFFICE       CONSOLIDATED
                                        $               $                $              $
Revenue from external customers      7,312,179       4,931,202           -            12,243,381
Amortisation                            70,296          12,950         164,873           248,119
                                  --------------- --------------- ----------------- --------------

Segment operating profit/(loss)        818,572         205,011        (923,503)          100,080
Interest expense                        (1,058)        (53,067)        (53,477)         (107,602)
Interest revenue                            77              64          36,434            36,575
Reorganisation costs                                   (40,942)              -           (40,942)
Sale of Division                     1,593,414               -               -         1,593,414
Goodwill writedown                                           -      (1,059,957)       (1,059,957)
                                  --------------- --------------- ----------------- --------------
Net profit/(loss) before tax         2,411,005         111,066       (959,233)         1,562,838
Taxation                                     -               -           -                     -

                                  --------------- --------------- ----------------- --------------
Net profit/(loss) after tax          2,411,005         111,066       (959,233)         1,562,838
                                  --------------- --------------- ----------------- --------------

Capital Asset additions                 32,866          37,422         37,466            107,754
Identifiable assets                  1,517,415         920,167      1,333,634          3,771,216

FOR YEAR ENDING 30 JUNE 2000
Revenue from external customers     11,651,855       5,783,449           -            17,435,304

Amortisation                           135,636         342,006        100,829            578,471
                                  --------------- --------------- ----------------- --------------

Segment operating profit/(loss)        283,716        (809,141)     (1,006,866)       (1,532,291)
Interest expense                       (44,219)        (68,591)        (69,214)         (182,024)
Interest revenue                         7,335           4,432          17,039            28,806
Reorganisation Costs                                (1,037,476)       (261,430)       (1,298,906)
Abnormal Items                                                         713,254           713,254
                                  --------------- --------------- ----------------- --------------
Net profit/(loss) before tax           246,832      (1,910,776)       (607,217)       (2,271,161)
Taxation                                     -               -           -                     -

                                  --------------- --------------- ----------------- --------------
Net profit/(loss) after tax            246,832      (1,910,776)       (607,217)       (2,271,161)
                                  --------------- --------------- ----------------- --------------

Capital Asset additions                 46,985         133,576          31,856           212,417
Identifiable assets                  2,167,507       1,200,423       3,408,622         6,776,552


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

d) The impact of the above-noted differences on the Statement of Operations is as follows:

------------------------------------------------------- --------------- ---------------
                                                         JUNE 30, 2001   JUNE 30, 2000
------------------------------------------------------- --------------- ---------------
Net profit/(loss) per Canadian GAAP                      1,562,838        (2,045,313)
------------------------------------------------------- --------------- ---------------
Adjustment of revenue recognition policy (a)                     -            53,846
------------------------------------------------------- --------------- ---------------
Gain on sale of interest in subsidiary (b)                       -          (713,254)
------------------------------------------------------- --------------- ---------------
Costs charged directly to equity (c)                             -          (276,129)
------------------------------------------------------- --------------- ---------------
Net profit per US GAAP                                   1,562,838        (2,980,850)
------------------------------------------------------- --------------- ---------------
Earnings/(loss) per share in accordance with US GAAP          0.09             (0.19)
------------------------------------------------------- --------------- ---------------

The impact of the above-noted differences on total
shareholders' equity is as follows:
------------------------------------------------------- --------------- ---------------
                                                         JUNE 30, 2001   JUNE 30, 2000
------------------------------------------------------- --------------- ---------------

Shareholders' equity/(deficit) per Canadian GAAP           558,048        (1,126,725)
------------------------------------------------------- --------------- ---------------
                                                                 -                 -
------------------------------------------------------- --------------- ---------------
Shareholders' equity/(deficit) per US GAAP                 558,048        (1,126,725)
------------------------------------------------------- --------------- ---------------


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

f) On December 3, 1999, the SEC issued Staff Accounting Bulletin 101
("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 summarizes some of the SEC's interpretations of the application of generally accepted accounting principles to revenue recognition. Revenue recognition under SAB 101 was initially effective for the Company's first quarter 2000 financial statements. However, SAB 101B, which was released June 26, 2000, delayed adoption of SAB 101 until no later than the fourth quarter of fiscal year ending June 30, 2001. Changes resulting from SAB 101 require that a cumulative effect of such changes for 1999 and prior years be recorded as an adjustment to net income on July 1, 2000. The Company believes that its revenue recognition practices are in substantial compliance with SAB 101 and that adoption of its provisions would not be material to its annual or quarterly results of operations.

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

ITEM 18. FINANCIAL STATEMENTS

         Not applicable.

ITEM 19. EXHIBITS

List of Exhibits

------------ -----------------------------------------------------------------
Exhibit No.  Description of Exhibit
------------ -----------------------------------------------------------------
    1.1      Memorandum of Association(1)
------------ -----------------------------------------------------------------
    1.2      Bye-laws of Trade Wind Communications Ltd(2)
------------ -----------------------------------------------------------------
    1.3      Articles of Merger with the Plan and Agreement for Merger(10)
------------ -----------------------------------------------------------------
    1.4      Certificate of Amalgamation(11)
------------ -----------------------------------------------------------------
    4.1      Plan of Exchange and Arrangement Agreement(3)
------------ -----------------------------------------------------------------
    4.2      Articles of Correction(12)
------------ -----------------------------------------------------------------
    4.3      Final Order of the Supreme Court of Bermuda(4)
------------ -----------------------------------------------------------------
    4.4      Premiere Information Systems Pty Ltd Distribution Agreement(5)
------------ -----------------------------------------------------------------
    4.5      Premiere Information Systems Pty Ltd Wholesale Agreement(6)
------------ -----------------------------------------------------------------
    4.6      Trend Micro Partnership Agreement(7)
------------ -----------------------------------------------------------------
    4.7      Scottish Pacific Business Finance Limited Factoring Agreement(8)
------------ -----------------------------------------------------------------
    4.8      Employment Agreement of Nick Bird(9)
------------ -----------------------------------------------------------------
    8.1      List of Subsidiaries(13)
------------ -----------------------------------------------------------------
    99.1     Certification of Chief Executive Officer pursuant to s.906
------------ -----------------------------------------------------------------
    99.2         Certification of Chief Financial Officer pursuant to s.906
------------ -----------------------------------------------------------------

(1) Previously filed as Exhibit 3.1 to Form 8-K12G3/A of the Company filed on August 30, 2001, SEC File Number 000-32899 and incorporated by reference herein.

(2) Previously filed as Exhibit 3.2 to Form 8-K12G3/A of the Company filed on August 30, 2001, SEC File Number 000-32899 and incorporated by reference herein.

(3) Previously file as Exhibit 2.1 to Form 8-K12G3/A of the Company filed on August 30, 2001, SEC File Number 000-32899 and incorporated by reference herein.

(4) Previously file as Exhibit 3.3 to Form 8-K12G3/A of the Company filed on August 30, 2001, SEC File Number 000-32899 and incorporated by reference herein.

(5) Previously file as Exhibit 10.3 to Form 10-SB12G/A of Flexemessaging.com, Inc. filed on March 10, 2000, SEC File Number 000-27059 and incorporated by reference herein.

(6) Previously file as Exhibit 10.4 to Form 10-SB12G/A of Flexemessaging.com, Inc. filed on October 17, 2000, SEC File Number 000-27059 and incorporated by reference herein.

(7) Previously file as Exhibit 10.5 to Form 10-SB12G/A of Flexemessaging.com, Inc. filed on March 10, 2000, SEC File Number 000-27059 and incorporated by reference herein.

(8) Previously file as Exhibit 10.6 to Form 10-SB12G/A of Flexemessaging.com, Inc. filed on March 10, 2000, SEC File Number 000-27059 and incorporated by reference herein.

(9) Previously file as Exhibit 10.7 to Form 10-SB12G/A of Flexemessaging.com, Inc. filed on February 26, 2001, SEC File Number 000-27059 and incorporated by reference herein.

(10) Previously file as Exhibit 1.3 to Form 20-F of Trade Wind Communications Limited filed on December 28, 2001, SEC File Number 000-32899 and incorporated by reference herein.

(11) Previously file as Exhibit 1.4 to Form 20-F of Trade Wind Communications Limited filed on December 28, 2001, SEC File Number 000-32899 and incorporated by reference herein.

(12) Previously file as Exhibit 4.2 to Form 20-F of Trade Wind Communications Limited filed on December 28, 2001, SEC File Number 000-32899 and incorporated by reference herein.

(13) Previously file as Exhibit 8.1 to Form 20-F of Trade Wind Communications Limited filed on December 28, 2001, SEC File Number 000-32899 and incorporated by reference herein.