Form 20-F
period 2003-06-30
TRADE WIND COMMUNICATIONS LTD
filed 2004-03-17
CIK 1133916

--------------------------------------------------------------------------------

---------------------------------------i----------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                   FORM 20-F

(Mark One)

[_] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended June 30, 2003

[_] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the transition period from __________ to __________


Commission file number:  000-32899


                        TRADE WIND COMMUNICATIONS LIMITED
                        ---------------------------------
             (Exact name of registrant as specified in its charter)

       Bermuda                         0-10621                  820485978
----------------------------   -------------------------    --------------------
(State or other jurisdiction   (Commission File Number)        (IRS Employer
    of Incorporation)                                        Identification No.)

     Level 3, 120 Sussex Street, Sydney, Australia               NSW 2000
--------------------------------------------------------    --------------------
        (Address of principal executive offices)                (zip code)


  Registrant's telephone number, including area code  -(011) 61 2 9250 8888
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

           Yes  _X_                No  ___

Indicate by check mark which financial statement item the registrant has elected to follow:

 Item 17 _X_   Item 18 ___   Incorporated by Reference to filings on Form 6K ___

                                TABLE OF CONTENTS

Introduction...................................................................1
Part I.........................................................................2
   Item 1.      Identity Of Directors, Senior Management And Advisers..........2
   Item 2.      Offer Statistics And Expected Timetable........................2
   Item 3.      Key Information................................................2
     Item 3A.   Selected Financial Data........................................2
     Item 3B.   Capitalization And Indebtedness................................4
     Item 3C.   Reasons For The Offer And Use Of Proceeds......................4
     Item 3D.   Risk Factors...................................................4
   Item 4.      Information On The Company....................................15
     Item 4A.   History And Development Of The Company........................15
     Item 4B.   Business Overview.............................................18
     Item 4C.   Organizational Structure......................................25
     Item 4D.   Property, Plants, And Equipment...............................26
   Item 5.      Operating And Financial Review And Prospects..................26
     Item 5A.   Operating Results.............................................27
     Item 5B.   Liquidity And Capital Resources...............................32
     Item 5C.   Research And Development, Patents And Licenses, Etc...........33
     Item 5D.   Trend Information.............................................33
   Item 6.      Directors, Senior Management, And Employees...................34
     Item 6A.   Directors And Senior Management As Of The Date
                Of This Annual Report.........................................34
     Item 6B.   Compensation Aggregated Option/Sar Exercises
                During The Most Recently Completed Financial
                Year And Financial Year-End Option/Sar Values.................38
     Item 6C.   Board Practices...............................................40
     Item 6D.   Employees.....................................................40
   Item 7.      Major Shareholders And Related Party Transactions.............41
     Item 7A.   Major Shareholders............................................41
     Item 7B.   Related Party Transactions....................................41
     Item 7C.   Interests Of Experts And Counsel..............................42
   Item 8.      Financial Information.........................................42
   Item 9.      The Offer And Listing.........................................42
     Item 9A.   (4)  Price History............................................44
     Item 9C.   Markets.......................................................44
   Item 10.     Additional Information........................................44
     Item 10A.  Share Capital.................................................44
     Item 10B.  Memorandum And Articles Of Association........................44
     Item 10C.  Material Contracts............................................46
     Item 10D.  Exchange Controls.............................................46
     Item 10E.  Taxation......................................................47
     Item 10F.  Dividends And Paying Agents...................................54
     Item 10G.  Statement By Experts..........................................54
     Item 10H.  Documents On Display..........................................54
     Item 10I.  Subsidiary Information........................................54
   Item 11.     Quantitative And Qualitative Disclosures
                About Market Risk.............................................54
   Item 12.     Description Of Securities Other Than Equity Securities........54
   Item 13.     Defaults, Dividend Arrearages And Delinquencies...............55
   Item 14.     Material Modifications To The Rights Of
                Security Holders And Use Of Proceeds..........................55
   Item 15.     [Reserved]....................................................55
   Item 16.     [Reserved]....................................................55
   Item 17.     Financial Statements..........................................56
   Item 18.     Financial Statements.........................................104
   Item 19.     Exhibits.....................................................104

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

                                     PART I

ITEM 1.     IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not Applicable


ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

     Not Applicable


ITEM 3.    KEY INFORMATION


ITEM 3A.   SELECTED FINANCIAL DATA

General

     The selected consolidated statement of operations data set forth below for the three years ended June 30, 2003, 2002 and 2001 and the selected consolidated balance sheets data set forth below at June 30, 2003, 2002 and 2001 are derived from the Consolidated Financial Statements of the Company included in Part III,
Item 17 of this Annual Report, which Consolidated Financial Statements have been audited by Hudson & Company. See "Exchange Rate Information" in this Item 3A below for historical exchange rate information. The selected financial data should be read in conjunction with the Consolidated Financial Statements of the Company and the notes thereto included in Part III, Item 17 of this Annual Report, and "Item 5 -- Operating and Financial Review and Prospects" herein.

     The information set forth in this Annual Report is current as of December 20, 2003, unless an earlier or later date is indicated, and references to the "date of this Annual Report" shall be deemed to refer to such date.

     The Company's accounts are maintained in Australian dollars. In this Annual Report, all dollar amounts are expressed in Australian dollars except where otherwise indicated and prepared in accordance with Canadian generally accepted accounting principles and reconciled pursuant to United States generally accepted accounting principles.

                      Selected Consolidated Financial Date
                        TTrade Wind Communications Limited
     Prepared Pursuant to Canadian Generally Accepted Accounting Principles
     ----------------------------------------------------------------------
         (In thousands of Australian $, except share and per share data)

                                                             Fiscal Years Ended June 30,
---------------------------------------   ----------------------------------------------------------------
                                              2003         2002         2001         2000         1999
---------------------------------------   ------------ ------------ ------------ ------------ ------------
CANADIAN GAAP

Income Statement Data:
  Revenue                                       4,296        5,786       12,243       17,435       14,163
  (Loss)/ Profit from Operations               (2,773)      (3,204)         100       (1,518)      (2,613)
  Net (Loss)/ Profit                           (2,771)      (3,955)       1,563       (2,257)      (1,375)
  Net (loss)/ earnings per common stock         (0.08)       (0.19)        0.09        (0.12)       (0.10)
---------------------------------------   ------------ ------------ ------------ ------------ ------------

Adjusted to accord with US GAAP
  Net (Loss)/ Profit                           (2,894)      (4,074)       1,563       (2,981)      (5,429)
  Net (loss)/ earnings per common stock         (0.09)       (0.20)        0.09        (0.19)       (0.39)
---------------------------------------   ------------ ------------ ------------ ------------ ------------

CANADIAN GAAP

Balance Sheet Data:
  Current assets                                  730        1,652        2,765        6,199        4,275
  Investments                                       -            -            -            -            -
  Capital assets                                  220          163          436          554        1,586
  Total assets                                    951        1,823        3,771        6,777        5,861
  Current liabilities                           3,491        2,479        2,369        6,692        4,313
  Shareholders' (deficit)/equity               (2,846)      (1,290)         558       (1,127)         690
  Weighted average shares                  32,846,344   20,682,265   16,657,159   15,610,622   14,073,814
---------------------------------------   ------------ ------------ ------------ ------------ ------------

Adjusted to accord with US GAAP
  Shareholders' (deficit)/equity               (2,846)      (1,290)         558       (1,127)         636
---------------------------------------   ------------ ------------ ------------ ------------ ------------


Reconciliation to United States Generally Accepted Accounting Principles

     The Consolidated Financial Statements of the Company have been prepared in accordance with Canadian GAAP, which differ materially in certain respects from US GAAP. For a description of these differences see note 23 and 24 to the Consolidated Financial Statements of the Company respectively, for its fiscal years ended June 30, 2003 and 2002 included in Item 17 of this Annual Report.


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

                            EXCHANGE RATE INFORMATION

     The Australian and United States dollar exchange rates at the balance sheet date and the average exchange rates for each year under review were as follows for $1 Australian:

                                             High        Low       Average
                                           --------    --------    --------
          November 2003                     0.6896      0.7237      0.7067
          October 31, 2003                  0.7075      0.6814      0.6945
          September 30, 2003                0.6785      0.6675      0.6776
          August 30, 2003                   0.6472      0.6472      0.6477
          July 30, 2003                     0.6676      0.6620      0.6630
          June 30, 2003                     0.6766      0.6660      0.6713
          July 1, 2002 - June 30, 2003                              0.5847
          June 30, 2002                                             0.5628
          July 1, 2001 - June 30, 2002                              0.5367
          June 30, 2001                                             0.5820
          July 1, 2000 - June 30, 2001                              0.5908
          June 30, 2000                                             0.5995
          July 1, 1999 - June 30, 2000                              0.6280
          June 30, 1999                                             0.6565
          July 1, 1998 - June 30, 1999                              0.6273
          June 30, 1998			                            0.5980
          July 1, 1997 - June 30, 1998                              0.6710


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


Risks Related to Potential Acquisitions

     The Company may in the future pursue strategic acquisitions of businesses and technologies. Acquisitions may entail numerous risks, including:

     o difficulties in assessing values for acquired businesses and technologies;
     o    difficulties in the assimilation of acquired operations and products;
     o    diversion of management's attention from other business concerns;
     o    assumption of unknown material liabilities of acquired companies;
     o amortization of acquired intangible assets, which could reduce future report earnings; and
     o    potential loss of customers or key employees of acquired companies.

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

     The Company believes that its future success is also dependent in part upon its ability to route more of its client traffic through the Internet and expand its base of Internet capable nodes. Thus, the Company is dependent upon the viability of the Internet as a medium for the transmission of documents. The Company relies upon third party ISP providers for access to the Internet through Internet capable nodes at varying prices. There can be no assurance that the current pricing structure for the Company's access and use of the Internet will not adversely change. If the Internet proves to be an impractical or unreliable medium for transmission of documents or material capacity constraints develop, the Company's business, financial condition and operations may be adversely affected.

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

     The Company has a filed global patent application relating to our technologies. There is a risk, however, that patents may not issue from any of these applications or that the patents will not be sufficient to protect our technology. Patent applications in the U.S. are confidential until a patent is granted. As a result, we would not know if our competitors filed patent applications for technology covered by our pending applications. We could also not be certain that we were the first to reduce to practice the technology that is the subject of our patent applications. Competitors may have filed patent applications or received patents and may obtain additional patents and proprietary rights that block or compete with our patents.

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


Fluctuations in Earnings

     While the Company has been in business for approximately sixteen years, it has experienced losses in some of its recent financial years, including the fiscal years ended June 30, 2003, June 30, 2002 and June 30, 2001. The
Company expects to experience significant fluctuations in future quarterly results that may be caused by many factors, including (i) the pace of development of its business; (ii) changes in the level of marketing and other operating expenses to support future growth; (iii) competitive factors; and
(iv) general economic conditions.

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

     Regulation of broadcast faxing and emailing - In recent years, legislation has been enacted in the United States, Europe, Australia and other countries restricting fax or Email broadcasting especially by businesses to private numbers/addresses. Similar restrictions are starting to appear governing business-to-business fax broadcasting and this may have an adverse affect on the Company's business and results. Current trends in regulation of electronic messaging are that messages should only be sent to those that want the information in the message or have "opted in" to receive specific types of information from time to time. The Company makes every effort to ensure that customers have obtained 'opt in' status from the recipients to whom they intend to send their messages, however cannot guarantee that this is the case.


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

     In order to reorganize its operating subsidiaries offshore to reduce costs and simplify its structure, TWC merged Flexemessaging with and into another of its wholly owned subsidiaries, Flexemessaging Acquisition Ltd, a Bermuda corporation. As of October 18, 2001, Flexemessaging merged into Flexemessaging Acquisition Ltd with Flexemessaging Acquisition Ltd being the surviving corporation thereby reorganizing the operating subsidiaries offshore. On the 4th of July 2003, Flexemessaging Acquisition Ltd entered into Member's Voluntary Liquidation as a prelude to winding it up. All the assets of Flexemessaging Acquisition Ltd will be distributed to it's sole shareholder TWC and as a result, all the shares in TWG will be directly owned by TWC. See Item 4C. "Organizational Structure" for the structure of the Company as at 30 June 2003.

     TWC's business consists of the operations conducted by the Flexemessaging Acquisition Ltd. ("Flexe"). Flexe is primarily engaged in two major business segments: Voice & Data Systems and electronic messaging. The Company's Voice & Data segment (referred to as the "Voice & Data Systems Division") is a value-added distributor of communication systems and data applications for emergency services operations and is recognised as a leading provider in Australia of technology solutions in the field of mission critical voice and data communications and electronic displays. The Company's electronic messaging segment (referred to as the "Flexemessaging Division") provides a multi channel, large scale messaging, business to business (B2B), Application Service Provider, providing delivery of information via fax, email and SMS on behalf of its high profile customer base.

     With effect from March 31 2003, the Company sold its paging infrastructure business conducted by Multitone Communications Systems Pty Limited (Multitone) as part of the Voice and Data Division, to MCS Communication Systems Pty Limited
(MCS), a company controlled by former management of Multitone. In consideration for the Multitone contracts and assets acquired by MCS, Multitone retained and collected all amounts owing from debtors as at March 31, 2003. In addition, MCS have assumed trade liabilities of $118,000 and will pay a goodwill value of $90,000 over a three year period at the rate of $2,500 per quarter, commencing Sep 30, 2003.

     On July 4 2003 the Directors placed two subsidiaries of Trade Wind Communications into voluntary administration and appointed Max Donnelly and Steve Sherman of Ferrier Hodgson as joint and several administrators pursuant to section 436E(4) of the Corporations Act of Australia 2001.

     At a second meeting of creditors held on July 31, 2003, creditors voted to accept a Deed of Company Arrangement (DOCA) put forward by TWC. The conditions of the DOCA provide for a Deed Fund of A$690,000 to be paid by TWC on or before September 15, 2003 in favour of the creditors. The effective dividend payable to the creditors was estimated at the rate of 10 cents in the Australian dollar. This vote placed control of the subsidiaries back in the hands of the directors' of TWC.

     On 1 September 2003, TWC entered into an agreement with Xpedite Systems Pty Limited, a subsidiary of NASDAQ listed PTEK Holdings, for the sale of the TWC
Discretionary Messaging business. The sale has been structured on an 'earn-out' basis over a twenty-four month period effective September 1, 2003. TWC will earn a percentage of the monthly revenue generated over the twenty-four month period ranging from 30% to 75% of monthly revenue.

     On 5 September 2003, the deed fund payable to the creditors under the Deed of Company Arrangement was paid in full and final settlement of all creditor claims. This resulted in an effective dividend payable to the creditors estimated at the rate of 12.5 cents in the Australian dollar.

     On the 4th of December 2003, TWC entered into an agreement with Integ Communication Solutions Pty Ltd, a subsidiary of Australian listed company UXC limited for the sale of the Voice and Data Division with an effective date of 1 July 2003. In addition to the consideration received, TWC will earn 2% commission on the gross revenue of any orders received relating to a prospect list within 36 months after completion.

     Flexe presently operates through one operating subsidiary incorporated under the laws of New South Wales, Australia, and five dormant subsidiaries incorporated under the laws of New South Wales, Australia and with approximately 34 employees, including 33 full time employees as at June 30, 2003. One of the subsidiaries of the acquired TWG is a wholly owned subsidiary called Trade Wind Marketing Pty Ltd ("TWM"), a New South Wales, Australian corporation. The Company's above described operating divisions operate under TWM using the tradename of 'Flexemessaging' and 'Trade Center Products'. The Company's principal office is located in Sydney, Australia. The Company's assets consist of office equipment, leasehold improvements and the value of its ongoing business operations.


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

     In the Internet era, much has been made of the growth in e-marketing and other technology applications to assist businesses to make their processes more efficient and faster. This electronic transfer of information is called 'messaging'. However, the greatest potential for Flexemessaging to grow significantly is to provide messaging services that are considered essential to the day-to-day operations of businesses. This is especially in the Business-to-Business area.

     In the Internet era, much has been made of the growth in e-marketing and other technology applications to assist businesses to make their processes more efficient and faster. This electronic transfer of information is called 'messaging'. However, the greatest potential for Flexemessaging to grow significantly is to provide messaging services that are considered essential to the day-to-day operations of businesses. This is especially in the Business-to-Business area.

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

     b) Non-Discretionary information sometimes referred to as "Essential Mail" (or EM). This includes information sent as part of the day-to-day business process. Examples are bill presentment, quarterly reports, government notifications, insurance premium renewals, receipts, etc. The volume and occurrence is not so affected by economic factors.

     The single most obvious area for high growth in essential mail is in the area of electronic billing (sometimes referred to as ' electronic bill presentment and payment, or EBPP). Every enterprise has the requirement for invoicing and bill presentment.

     In line with this on 1 September 2003, TWC entered into an agreement with Xpedite Systems Pty Limited, a subsidiary of NASDAQ listed PTEK Holdings, for the sale of the TWC Discretionary Messaging business. The sale has been structured on an 'earn-out' basis over a twenty-four month period effective September 1, 2003. TWC will earn a percentage of the monthly revenue generated over the twenty-four month period ranging from 30% to 75% of monthly revenue.


Product and Market Evolution

     The Flexemessaging Division today is a leading multi-channel, large-scale messaging, business to business (B2B), Application Service Provider, providing delivery of information via fax, e-mail and Short message Service (SMS) on behalf of its high profile customer base. In June 2001, the Company launched its third generation platform, viz., FLEXML at CeBit in Sydney. This technology is a messaging infrastructure platform that encompasses database management, format conversion and multichannel delivery engine based on XML and Java. It aims to take any message or any set of documents, content or components of a database, compile it, format it and mass deliver it anywhere, anytime, independent of the receiving device (be it fax, email, PDA, mobile, SMS or any future technology). A new service EMdirect has been launched to provide cost effective and simple billing solution for electronic delivery of essential mail, viz, invoices, statements, reminders, remittances, subscriptions, etc.

     The products and services offered at June 30, 2003 are:


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


Global Service

     The Flexemessaging Gateway technology uses Internet Protocol ("IP") or FTP to send its traffic to the ISP or Carrier for message delivery. The agreement with Xpedite integrating the use of its Global Network opens up opportunities for business in other locations in the future by the Company as the Xpedite network consists of a number of nodes around the world. The current operation of the Company is to originate traffic in Australia for delivery anywhere in the world through the Xpedite network for fax. However, in the future when the Company sets up a VAR offering in another country, the Company's services will be capable of integration with a local Xpedite node (via a Flexemessaging

Gateway server located at that node) to take advantage of local delivery rates. This global architecture of the fax delivery network lends itself to the establishment of local subsidiaries, branch offices and distributors in the future. The service can be made available from any chosen place in the world and supported by a 24 hour help desk.


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

VOICE & DATA SYSTEMS DIVISION

     The Voice & Data Systems Division is recognised as a leading provider of technology solutions in the fields of mission critical voice and data communications, electronic displays and voice & data monitoring. This Division provides effective solutions to the following cross sectors:

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

     With effect from March 31 2003, the Company sold its paging infrastructure business conducted by Multitone Communications Systems Pty Limited (Multitone) as part of the Voice and Data Division, to MCS Communication Systems Pty Limited
(MCS), a company controlled by former management of Multitone. In consideration for the Multitone contracts and assets acquired by MCS, Multitone retained and collected all amounts owing from debtors as at March 31, 2003. In addition, MCS have assumed trade liabilities of $118,000 and will pay a goodwill value of $90,000 over a three year period at the rate of $2,500 per quarter, commencing Sep 30, 2003.

     Its core business is now in supplying and integrating high level call taking, computer aided dispatch and mapping software to the Emergency Services market, which requires mission critical support capability and supplying and integrating voice and data logging equipment for quality monitoring, compliance and litigation support.

     The strategy for this division is to cover operational costs from maintenance and support activities (with mostly Government or Financial Market clients) and for the contribution for major emergency service projects falling mainly to the bottom line.

     The current Products include:

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

     ELECTRONIC DISPLAYS. The displays are supplied by Computronics, while the Company performs the integration, software development and project management. Electronic displays are the means to carry 'messages' to a wide viewing audience. Currently installed in every state for the ASX including the largest active real-time display in the Southern Hemisphere for the ASX in their Sydney Exchange public foyer.

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

     On the 4th of December 2003, TWC entered into an agreement with Integ Communication Solutions Pty Ltd, a subsidiary of Australian listed company UXC limited for the sale of the Voice and Data Division with an effective date of 1 July 2003. In addition to the consideration received, TWC will earn 2% commission on the gross revenue of any orders received relating to a prospect list within 36 months after completion


Major Project Installations

     Among the major project installations secured by the Company in the last year were as follows (this does not represent a large percentage of the Company's business for accounting purposes,):

     o Upgrade and enhancement of voice and intercom systems at Parliament House in Canberra.

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

ITEM 4C. ORGANIZATIONAL STRUCTURE

     The structure of the Company with its subsidiaries is graphically described below. The corporate office of TWC, a corporation incorporated in Bermuda, is located at Level 9, 220 George Street, Sydney, New South Wales, Australia, 2000. With effect from Sep 15, 2003, the Company relocated to Level 3, 120 Sussex Street, Sydney, New South Wales, Australia, 2000. TWC's operations are being managed and conducted through its wholly owned subsidiary Flexemessaging Acquisition Ltd which has one operating subsidiaries and five dormant subsidiaries incorporated under the laws of New South Wales, Australia and Singapore. The operating subsidiary is a wholly owned subsidiary called Trade Wind Marketing Pty Ltd ("TWM"), a New South Wales, Australian corporation. The Company's above-described operating divisions operate under TWM using the tradename of 'Flexemessaging' and 'Trade Center Products'.


                               Corporate Structure



                               [GRAPHICS OMITTED]

ITEM 4D. PROPERTY, PLANTS, AND EQUIPMENT

     All Company property is leased. As at June 30, 2003, the Company operated from the following offices:

----------------------------------    ---------------------------    ---------------------------------
Australia, Sydney                     220 George Street, Sydney      Head Office address for all
                                      NSW 2000 Australia             companies of Trade Wind
Lease expires on July 31, 2007                                       Communications Limited and
                                                                     Flexemessaging - Sydney
                                                                     Voice & Data - Sydney
----------------------------------    ---------------------------    ---------------------------------
Australia, Melbourne                  Level 5, 43-51 Queen Street    Flexemessaging - Melbourne
                                      Melbourne Victoria 3000        Voice & Data Melbourne
Lease expires on February 28, 2005                                   Multitone Communications Pty Ltd
----------------------------------    ---------------------------    ---------------------------------

     The property occupied by the Company is currently adequate for its needs.

     During September 2003, the company moved to new premises at Level 3, 120 Sussex Street Sydney and ceased having an office in Melbourne.

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


ITEM 5A. OPERATING RESULTS

FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

     The fiscal year ended June 30, 2003 was another difficult year for business generally. This was particularly so for technology focused businesses and companies reliant on discretionary revenue streams.

     Although tough economic conditions continued to impact negatively on the technology, advertising and discretionary spending markets, TWC has been able to produce better results than in the previous year, mainly as a result of expense reduction related to resource costs.

     Consolidated revenues decreased by 26% to $ 4.3 million for the year ended June 30, 2003, compared to $ 5.8 million for the year ended June 30, 2002. The decrease was largely attributable to the economic impact on discretionary messaging and the absence of paging revenues for a portion of the year as a result of business being sold. Cost of Goods Sold decreased to $ 1.8 million, from $ 1.7 million in the prior year. Cost of Goods Sold as a percentage of revenue increased to 59%, up from 46% in the corresponding period. Expenses reduced 16% to $ 5.3 million from $ 6.3 million in the prior year. Included in expenses for the year ended June 30, 2003 is $ 1.2 million incurred in the development of FLEXMLTM , as compared to $ 15 million incurred in the prior year. Goodwill relating to the acquisition of Flexemessaging.com Inc was written off in the prior year in the amount of $ 0.6 million. The net loss from operations before development costs for the year ended June 30, 2003 of $ 1.6 million was reported, as compared to $ 2.5 million reported for the year ended June 30, 2002. A net loss after development costs and goodwill write off the year ended June 30, 2003 of $ 2.8 million was reported, as compared to a net loss reported for the year ended June 30, 2002 of $ 4.0 million.

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

     On July 4 2003 the Directors placed two subsidiaries of Trade Wind Communications into voluntary administration and appointed Max Donnelly and Steve Sherman of Ferrier Hodgson as joint and several administrators pursuant to section 436E(4) of the Corporations Act of Australia 2001.

     At a second meeting of creditors held on July 31, 2003, creditors voted to accept a Deed of Company Arrangement (DOCA) put forward by TWC. The conditions of the DOCA provide for a Deed Fund of A$690,000 to be paid by TWC on or before September 15, 2003 in favour of the creditors. The effective dividend payable to the creditors was estimated at the rate of 10 cents in the Australian dollar. This vote placed control of the subsidiaries back in the hands of the directors' of TWC.

     On 5 September 2003, the deed fund payable to the creditors under the Deed of Company Arrangement was paid in full and final settlement of all creditor claims. This resulted in an effective dividend payable to the creditors estimated at the rate of 12.5 cents in the Australian dollar.

     TWC is proposing to raise up to AUS$3,000,000 in the form of secured convertible notes or fully paid up shares to certain arms length investors. To date, funds in the amount of $1,382,828 have been received in respect of this raising. The balance of the funds are expected quarter 1 2004.

     The company also has certain contractual obligations due under operating leases and loans. These obligations are as follows:

----------------------------- -----------------------------------------------------------------------------------------
Contractual Obligations                                        Payments due by period
----------------------------- -----------------------------------------------------------------------------------------
                                 Total      Less than 1 year       1-3 years         3-5 years      More than 5 years
----------------------------- ----------- ------------------- ------------------ ---------------- ---------------------
Debt Liabilities                 533,797             533,797                  -                -                     -
(refer notes 9 & 11 14 to
the financial statements)
----------------------------- ----------- ------------------- ------------------ ---------------- ---------------------
Capital Lease Obligations              -                   -                  -                -                     -
----------------------------- ----------- ------------------- ------------------ ---------------- ---------------------
Operating Leases               1,120,007             323,075            537,522          259,410                     -
----------------------------- ----------- ------------------- ------------------ ---------------- ---------------------
Unconditional Purchase                 -                   -                  -                -                     -
Obligations
----------------------------- ----------- ------------------- ------------------ ---------------- ---------------------
Other Long Term Obligations            -                   -                  -                -                     -
----------------------------- ----------- ------------------- ------------------ ---------------- ---------------------
Total Contractual              1,653,804             856,872            537,522          259,410                     -
Obligations
----------------------------- ----------- ------------------- ------------------ ---------------- ---------------------

A detailed explanation of the results by operating division follows.


     Flexemessaging

     Revenues. Flexemessaging operating revenues decreased 23% to $ 2.8 million for the year ended June 30, 2003 compared with $ 3.7 million for the year ended June 30, 2002. The revenue decrease was mainly due to decreases in discretionary marketing spend. The global and local direct marketing industry has been subjected to a significant downturn as a result of a global economic slowdown. This has severely impacted revenues as Flexemessaging has significant exposure in the discretionary marketing arena.

     Cost of Goods Sold. Cost of goods sold comprises local access charges, leased network backbone circuit expenses, line rental, distributors' commission, software maintenance and support, and domestic, long distance and international termination charges. These are variable costs based on actual volumes. Cost of sales amounted to $ 1.2 million for the year ended June 30, 2003 compared to $ 1.4 million for the prior year. Cost of sales as a percentage of revenue increased to 42% for the year ended June 30, 2003, compared to 38% for the corresponding period, due to increased retail pricing pressure stimulated by weak demand.

     Expenses. Expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation and other expenses incurred in running the operation. Total expenses for the year ended June 30, 2003 amounted to $ 2.4 million compared to $ 3.0 million in the corresponding period mainly as a result of staff reductions. This includes an amount of $ 0.5 million from additional software development costs incurred in the year ended June 30, 2003 as compared to $ 0.6 million incurred in the year ended June 30, 2002.

     Operating Profit. An operating loss of $ 0.8 million was incurred for the year ended June 30, 2003 as compared to an operating loss of $ 0.7 million reported for the year ended June 30, 2002.


     Voice and Data Systems Division

     Revenues. Revenues consist of sales from systems integration solutions for voice, electronic display, paging, call recording and data applications. Revenues decreased 30% to $ 1.5 million for the year ended June 30, 2003, from $ 2.1 million for the year ended June 30, 2002. As part of its strategic reorganization, the Company sold the loss generating paging infrastructure business to management for a profit of $ 0.1 million

     Cost of sales. Cost of sales consists of the purchase of third party product, necessary to complete the systems integration solution. Cost of sales for the year ended June 30, 2003 amounted to $ 0.6 million compared to $ 1.2 million for the previous 12 months. Cost of sales as a percentage of revenue decreased to 39% for the current financial year up from 64% for the year ended June 30, 2002. The reduced percentage for the 2003 fiscal year is a result of a higher proportion of service revenue to project revenue being earned than in previous years. In addition, results are also subject to changes in the overall revenue mix, where different product groups attract different gross margins.

     Total operating expenses. Total operating expenses consist of expenses associated with staff, premises, communications, travel, group management fees, depreciation and other expenses incurred in running the operation. Total operating expenses for the year ended June 30, 2003 amounted to $ 0.9 million compared to $ 2.0 million in the corresponding period mainly as a result of staff reductions.

     Operating Profit. An operating loss of $ 4.9k was incurred for the year ended June 30, 2003 as compared to an operating loss of $ 1.2 million reported for the year ended June 30, 2002.

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

     Flexemessaging

     Revenues. Flexemessaging operating revenues decreased 26% to $ 3.7 million for the year ended June 30, 2002 compared with $ 4.9 million for the year ended June 30, 2001. The revenue decrease was mainly due to decreases in discretionary marketing spending. The global and local advertising industry has been subjected to a significant downturn as a result of a global economic slowdown. This has severely impacted revenues as Flexemessaging has significant exposure in the discretionary marketing arena. With regard to international revenues, the company no longer generates revenue from the overseas clients that were transferred to PTEK Holdings Inc ("Xpedite") as a result of the outsourcing of the delivery network. Revenues generated from the overseas customer base, now serviced by Xpedite, amounted to $ 0.0 million for the year ended June 30, 2002 as compared to $ 0.1 million for the year ended June 30, 2001. In addition, distributor generated revenues decreased to $ 0.17 million in the fiscal year from$ 0.33 generated in the prior year.

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


Impact of Foreign Currency Fluctuations on the Company

     Foreign currency fluctuations have not had a material impact on the Company during the fiscal years ending June 30, 2003, 2002 and 2001. The Company does not employ any hedging instruments to limit the impact of foreign currency fluctuation.


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


Liquidity


Liquidity and Capital Resources


FOR THE YEARS ENDED JUNE 30, 2003 AND 2002

     The Company has financed its cash requirements for operations and investments in capital assets mainly through equity funding via private placements.

     Cash used by operating activities was of $ 1.5 million for the year ended June 30, 2003, compared to $ 2.4 million for the year ended June 30, 2002, mainly as a result of aggressive cash collections and delayed payments to suppliers. Cash used in investing activities, consisting primarily of the purchase of capital assets, amounted to $ 0.12 million for the year ended June 30, 2003, and $ 0.04 million in the corresponding period in 2002.

     Cash and equivalents decreased to $ 0.15 million for the year ended June 30, 2003, as compared to $ 0.7 in the previous year.

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


ITEM 5C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

     The company has a research and development team that works on developing new generation platforms in the area of multi-channel electronic messaging. Over the last three years, the company has spent in excess of $3.5 million dollars on messaging platform development. In 2003, $ 1,201,918 was spent on development compared to $ 1,473,954 in 2002 and $ 664,718 in 2001. To protect its intellectual properties, the company has lodged international patents and Trademarks covering the FLEXML TM technology platform and associated business processes.


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


New standards for Canadian GAAP

     Impairment of long?lived assets. In 2002 the CICA issued Handbook Section 3063, "Impairment of Long?Lived Assets", which is effective for the fiscal year commencing on or after April 1, 2003. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The Company does not expect the adoptions of this section to have significant impact on its financial results.

     Hedging relationships. In June, 2003, the CICA revised Accounting Guideline 13, "Hedging Relationships", which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting. The Company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.

     Consolidation of variable interest entities. In June, 2003, the CICA issued Accounting Guideline, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management has not yet determined the extent to which this new guideline will impact the Company's financial statements.


ITEM 6.  DIRECTORS, SENIOR MANAGEMENT, AND EMPLOYEES


ITEM 6A. DIRECTORS AND SENIOR MANAGEMENT AS OF THE DATE OF THIS ANNUAL REPORT

     The directors and officers of the Company are as follows:

NAME              AGE        POSITION
------            ----       --------

Nicholas Bird      64        Chairman, CEO and Director
                             Resigned February 28, 2003

Mal Hemmerling     55        CEO and Director. Appointed September 17, 2002.
                             Resigned September 24, 2003

Kevin Levine       38        Deputy CEO, CFO and Director

Frank Favretto     50        Director

Peter Hawkins      57        Director

     MAL HEMMERLING. Dr Hemmerling has held several CEO and Senior Management positions and is experienced in starting ventures as well as in undertaking extensive company reviews. Dr Hemmerling has significant sales and marketing experience and has also managed other organisations in both government and non-government sectors. Dr Hemmerling is well known in Australian and international circles as a result of his success as Chief Executive Officer for the Sydney Organising Committee for the Olympic Games (SOCOG) until 1997, and as the Executive Director for the Australian Formula One Grand Prix in South Australia. For the past 5 years he has been the principle consultant in his own management consulting business conducting reviews of client company operations, marketing plans and business assessment of company acquisitions. He was the Chief Executive of a large public company turn around which involved the establishment of financial, billing and invoicing systems, sales and marketing plans, computer management and reporting systems, revised franchise and management structures, corporate governance systems and the rebuilding supplier relationships. Dr Hemmerling was also involved in the establishment of the Adelaide Entertainment Centre and a private clothing company, Good Sports, which was later sold.

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

ITEM 6B. COMPENSATION

     The following table is a summary of the compensation paid to the Named Executive Officers during the three most recently completed financial years:

                                             Annual       Long Term
                                          Compensation  Compensation
                                          ------------  ------------
                                                                                      Awards     Payouts
                                          ------------  ------------  ------------  ----------  ----------  -------  ------------
                                                                                    Securities  Restricted
                                Shares                                                 Under     Shares or
                        Year    Owned/                                               Options/   Restricted             All Other
      Name and         ended     % of        Salary        Bonus      Other Annual    SARs(1)     Shares    LTIP(2)  Compensation
 Principal Position   June 30   total(7)      (A$)          (A$)      Compensation    granted      Units    Payouts      (A$)
--------------------  -------  ---------  ------------  ------------  ------------  ----------  ----------  -------  ------------

Nicholas R. Bird,(6)    2003   2,234,703    86,235(6)        Nil      66,932(3)(4)      Nil         Nil     283,307       Nil
Chief Executive         2002     6.32%       173,983         Nil      96,141(3)(4)      Nil         Nil       Nil         Nil
Officer, Chairman       2001                 145,428         Nil      78,000(3)(4)    701,952       Nil       Nil         Nil
--------------------  -------  ---------  ------------  ------------  ------------  ----------  ----------  -------  ------------

Kevin Levine            2003      (5)       165,620          Nil      45,888(3)(4)      Nil         Nil       Nil         Nil
Deputy Chief            2002                168,117        50,300     17,528(3)(4)    100,000       Nil       Nil         Nil
Executive Officer,      2001                143,703          Nil      14,233(3)         Nil         Nil       Nil         Nil
Chief Financial
Officer
--------------------  -------  ---------  ------------  ------------  ------------  ----------  ----------  -------  ------------

Mal Hemmerling(8)       2003    242,813    268,242(8)        Nil      92,127(3)(9)   1,250,000      Nil       Nil         Nil
Chief Executive         2002     0.65%
Officer                 2001
--------------------  -------  ---------  ------------  ------------  ------------  ----------  ----------  -------  ------------

(1) "SAR" or "stock appreciation right" means a right granted by the Company, as compensation for services rendered, to receive a payment of cash or an issue or transfer of securities based wholly or in part on changes in the trading price of publicly traded securities of the Company.
(2) "LTIP" or "long term incentive plan" means any plan which provides compensation intended to serve as incentive for performance to occur over a period longer than one financial year, but does not include option or stock appreciation right plans or plans for compensation through restricted shares or restricted share units.
(3) These sums are comprised of superannuation contributions and life insurance premiums.
(4) These sums are comprised of a fully maintained company vehicle (including all reasonable operation costs).
(5)  This person beneficially owns less than 1% of the Company's stock.
(6)  This person left the employ of the Company with effect from February 28,
     2003
(7)  As at October 31, 2003
(8)  This person was employed with effect from September 1, 2003
(9)  These sums comprise accommodation

Options Granted During the Most Recently Completed Financial Year
-----------------------------------------------------------------

                                   AGGREGATED OPTION/SAR EXERCISES DURING
                                 THE MOST RECENTLY COMPLETED FINANCIAL YEAR
                                  AND FINANCIAL YEAR-END OPTION/SAR VALUES
                                                                                               Value of
                                                                                             Unexercised
                                                                                             in the Money
                                        Exercise Price/             Options at FY-End     Options at FY-End
                         Options        Expiration Date             (#) Exercisable/       ($) Exercisable/
      Name               granted             ($)                      Unexercisable         Unexercisable
      (a)                  (b)               (c)                          (d)                    (e)
-----------------       ---------   ---------------------------     -----------------     -----------------
Mal Hemmerling           600,000     $0.35 / September 18, 2007     350,000 / 250,000            nil/nil
Mal Hemmerling           650,000     $0.45 / September 18, 2007           0 / 650,000            nil/nil



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


OTHER

     The Company has agreed to enter into a deed for the repayment of the loan to Arthur Christopher Walton. The terms of repayment have been agreed at twelve instalments, to be paid monthly commencing on December 1, 2002. These monthly payments include imputed interest at the fixed rate of 8.75%.


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

     Mr. Bird retired from the Company with effect from February 28, 2003. Mr. Bird has entered into an agreement with the Company after year end, whereby he has agreed to receive all his statutory entitlements in the form of fully paid shares at the rate of C$0.25 per share. The Company is in the process of drawing up an employment contract for Dr Mal Hemmerling, who has taken up the position of Chief Executive Officer.


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


ITEM 6C. BOARD PRACTICES

     During the fiscal year ended June 30, 2003 the Company's Board of Directors consisted of four and five persons.

     None of the Company's directors (with the exception of Nick Bird as described above) are parties to service contracts with the Company or any of its subsidiaries providing for benefits upon termination of employment.

     The Company does not have a Remuneration Committee. As of the date of this Annual Report, the Company's Audit Committee consists of four directors, Mal Hemmerling, Kevin Levine, Frank Favretto and Peter Hawkins. The members are appointed by the Company's directors at the conclusion of the annual meeting to hold office until the next annual meeting, or until their successors are elected or appointed. The Audit Committee reviews the financial statements of the Company and reports thereon to the Company's Board of Directors before the financial statements are approved by the Board of Directors.


ITEM 6D. EMPLOYEES

     The Company, including its subsidiaries, employed the following numbers of employees as at June 30, 2003 at the locations set forth below:

         LOCATION
         --------
         Sydney, Australia                                31
         Melbourne, Australia                              2
                                                         ----
         TOTAL                                            33

     The Company, including its subsidiaries, employed the following numbers of employees as at June 30, 2003 in the categories of activities set forth below:

         ACTIVITY
         --------
         Executive Management                              2
         Sales                                             8
         Customer support                                 12
         Software Development                              6
         Finance/Admin/Logistics                           5
                                                         ----
         TOTAL                                            33

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS


ITEM 7A. MAJOR SHAREHOLDERS

     To the knowledge of the directors and senior officers of the Company, only the following persons beneficially own, directly or indirectly, or exercise control or direction over shares carrying more than 10% of the voting rights attached to all outstanding common stock of the Company. Due to the capital raising efforts of the Company, the share ownership was diluted and the following represents the present shareholder holding over 10% under applicable Canadian Laws.

                                                        Percentage of
         Name               Number of Shares(2)     Outstanding Shares(2)
-----------------------     -------------------     ---------------------

Autsralasian Capital            4,169,593(3)               11.19%
Holdings(1)

(1)  An Australian trustee company controlled by Frank Favretto.
(2)  As at October 31, 2003
(3)  Excludes 1,068,021 warrants and 500,000 options

The company has 2,770,443 shares held in the US by a total of 19 record holders.


ITEM 7B. RELATED PARTY TRANSACTIONS

     This includes loans advanced to the Company by Arthur Christopher Walton (former director) and Jennifer Walton and Skyglen Pty Ltd (of which Nick Bird is a shareholder and director) ITF the Bird Family Trust (mortgagees) in the amount of $81,122 and $218,288 respectively. The loans are repayable on dates and in a manner stipulated by the mortagees or on demand if no date or manner prescribed. At the date of this report no manner has been prescribed by the mortgagees. Interest is set at the Australian Bank Overdraft Rate and varies according to fluctuations thereon. The indicative annual interest rate at 30 June 2003 was 8.25%. The mortgagees have entered into an agreement with the Company whereby they have a registered charge over Trade Wind Group Pty Ltd in the event that the Company is unable to settle the outstanding liabilities. In addition they receive a 0.5% premium over the underlying interest rate charged and were paid establishment fees of $2,500 and $3,475 respectively.

     The Company has agreed to enter into a deed for the repayment of the loan to Arthur Christopher Walton. The terms of repayment have been agreed at twelve instalments, to be paid monthly commencing on December 1, 2002. These monthly payments include imputed interest at the fixed rate of 8.75%.

     Included in expenses in the consolidated statements of income and accumulated deficit is an amount of $66,494 (2002: $93,555) for the reimbursement of expenses incurred in connection with consulting services provided by a non executive director.

     Included in expenses in the consolidated statements of operations and deficit is an amount of $23,934 (2002 ? $24,577) paid to Skyglen Pty Ltd a company controlled by a former director in connection with insurance policies.

     Included in interest paid in the consolidated statements of operations and deficit are amounts of $32,131 (2002 ? $34,270) paid to companies controlled by former directors in connection with the loans payable (notes 9 and 11).

     Included in accounts payable and accrued liabilities are amounts owing to directors and officers totaling $124,366 (2002 ? $4,045).

     All of the above amounts are accounted for at an exchange amount agreed to by the related parties.


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


ITEM 9.  THE OFFER AND LISTING

     Not applicable, except for Item 9A(4) and Item 9C.

ITEM 9A. PRICE HISTORY

Price History in the Canadian Market

     TWC's common stock is presently trading on the Toronto Venture Exchange under the symbol of "TWC". Quotations reflect inter?dealer prices, without retail mark?up, markdown or commission, and may not represent actual transactions. The prices reflected below are stated in Canadian dollars.

                                               High Bid          Low Bid
                                               --------          -------
          Year ended June 30, 1998              C$1.350          C$0.730
          Year ended June 30, 1999                1.40             0.500
          Year ended June 30, 2000                1.000            0.230
          Year ended June 30, 2001                0.350            0.150
          Year ended June 30, 2002                0.300            0.05
          Qtr ended September 30, 2002            0.350            0.200
          Qtr ended December 31, 2002             0.400            0.230
          Qtr ended March 31, 2003                0.400            0.230
          Qtr ended June 30, 2003                 0.300            0.100
          Qtr ended September 30, 2003            0.150            0.150
          Month ended October 31, 2003            0.150            0.150
          Month ended November 30, 2003           0.150            0.150

     There are approximately 104 holders of the TWC's common stock. Presently there are 37,277,908 shares of the TWC's common stock outstanding with 5,000,000,000 common stock authorized.

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


ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     Not applicable.


ITEM 15. [RESERVED]


ITEM 16. [RESERVED]

                                    PART III

ITEM 17.  FINANCIAL STATEMENTS

     These financial statements, which follow, were prepared in accordance with Canadian Generally Accepted Accounting Principles ("Cdn GAAP") and are expressed in Australian dollars. A reconciliation from Cdn GAAP to US GAAP is disclosed in Note 24, respectively, to the financial statements for the fiscal years ended June 30, 2003 and 2002. The financial statements include the following:


For the fiscal year ended June 30, 2003:

Report of Independent Auditors..............................    57
Consolidated Balance Sheets.................................    58
Consolidated Statements of Income and Accumulated Deficit...    59
Consolidated Statements of Changes in Cash Flows............    60
Notes on the Consolidated Financial Statements..............    61


For the fiscal year ended June 30, 2002:

Report of Independent Auditors..............................    85
Consolidated Balance Sheets.................................    86
Consolidated Statements of Income and Accumulated Deficit...    87
Consolidated Statements of Changes in Cash Flow.............    88
Notes on the Consolidated Financial Statements..............    89

                        TRADE WIND COMMUNICATIONS LIMITED

                        CONSOLIDATED FINANCIAL STATEMENTS






                                JUNE 30, 2003


                           (in Australian dollars)

      HUDSON & COMPANY LLP
      Chartered Accountants

                              AUDITORS' REPORT

TO:   The Shareholders of
      Trade Wind Communications Limited


We have audited the consolidated balance sheet of Trade Wind Communications Limited (the "Company") as at June 30, 2003 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2003, and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at June 30, 2002 and for the year then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated November 15, 2002.


Calgary, Alberta
February 19, 2004                           (signed)
                                             HUDSON & COMPANY LLP
                                             Chartered Accountants

                             TRADE WIND COMMUNICATIONS LIMITED
                                CONSOLIDATED BALANCE SHEET
                                 (in Australian dollars)

JUNE 30                                                                  2003                  2002
                                                                                             (Restated
                                                                                               note 2)
-------------------------------------------------------------------------------------------------------
                                         ASSETS

CURRENT
   Cash                                                              $    146,474         $    691,632
   Accounts Receivable (note 5)                                           310,814              730,351
   Inventory                                                                    -              165,827
   Prepaid Expenses                                                       182,987               63,850
   Current portion of note receivable (note 6)                             10,000                    -
                                                                     ----------------------------------
                                                                          650,275            1,651,660

NOTE RECEIVABLE (note 6)                                                   80,000                    -
CAPITAL ASSETS (note 7)                                                   196,665              163,499
INTANGIBLE ASSETS (note 8)                                                 23,819                8,284
                                                                     ----------------------------------
                                                                     $    950,759         $  1,823,443
-------------------------------------------------------------------------------------------------------

                                       LIABILITIES

CURRENT

   Accounts payable and accrued liabilities                          $  3,022,491         $  2,141,855
   Callable debt (note 9)                                                 452,674                    -
   Deferred Revenue                                                       169,327              100,455
   Current portion of long-term debt (note 11)                             81,123              106,702
   Obligation to issue shares (note 10)                                   476,250              657,605
                                                                     ----------------------------------
                                                                        4,201,865            3,006,617

LONG-TERM DEBT (note 11)                                                        -              586,061
EMPLOYEE ENTITLEMENTS PAYABLE                                              70,658              178,519
                                                                     ----------------------------------
                                                                        4,272,523            3,771,197
                                                                     ----------------------------------

                                SHARE CAPITAL AND DEFICIT

SHARE CAPITAL (note 12)                                                 1,437,500            1,270,901
CONTRIBUTED SURPLUS (note 13)                                           6,996,499            5,766,550
DEFECIT                                                               (11,755,763)          (8,985,205)
                                                                     ----------------------------------
                                                                       (3,321,764)          (1,947,754)
                                                                     ----------------------------------
                                                                     $    950,759          $ 1,823,443
-------------------------------------------------------------------------------------------------------

Future operations (note 3)

Commitments (note 19)

Approved on behalf of the Board
Director (F.A. Favretto)
Director (K.B. Levine)

                          TRADE WIND COMMUNICATIONS LIMITED
                   CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
                                (in Australian dollars)

YEAR ENDED JUNE 30                                                        2003                 2002
-------------------------------------------------------------------------------------------------------
REVENUE                                                              $  3,702,838        $   4,638,265

COST OF SALES                                                           1,332,104            1,825,762
                                                                     ----------------------------------
GROSS MARGIN                                                            2,370,734            2,812,503
                                                                     ----------------------------------
EXPENSES
   Office and administration                                            3,807,832            4,237,978
   Research and development                                             1,201,918            1,473,954
   Amortization                                                            75,516              325,859
   Interest in long term/callable debt                                     34,661               37,063
                                                                     ----------------------------------
                                                                        5,119,927            6,074,854
                                                                     ----------------------------------
LOSS BEFORE THE FOLLOWING ITEMS                                        (2,749,193)          (3,262,351)
                                                                     ----------------------------------
OTHER INCOME(EXPENSE)
   Interest                                                                12,677               15,395
   Gain on foreign exchange                                                35,638               54,668
   Goodwill impairment                                                          -             (682,050)
                                                                     ----------------------------------
                                                                           48,315             (611,987)
                                                                     ----------------------------------
LOSS BEFORE DISCONTINUED OPERATIONS                                    (2,700,878)          (3,874,338)

DISCONTINUED OPERATONS (note 17)                                           69,680               81,070
                                                                     ----------------------------------
NET LOSS                                                               (2,770,558)          (3,955,408)

DEFICIT, beginning of year                                             (8,985,205)          (5,029,797)
                                                                     ----------------------------------
DEFICIT, end of year                                                 $(11,755,763)       $  (8,985,205)
-------------------------------------------------------------------------------------------------------

BASIC AND DILUTED LOSS PER SHARE (note 14)                           $      (0.08)       $       (0.19)
-------------------------------------------------------------------------------------------------------

                          TRADE WIND COMMUNICATIONS LIMITED
                        CONSOLIDATED STATEMENTS OF CASH FLOWS
                              (in Australian dollars)

YEAR ENDED JUNE 30                                                        2003                  2002
-------------------------------------------------------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net loss                                                          $ (2,770,558)        $ (3,955,408)
   Items not affecting cash:
      Amortization                                                         75,516              325,859
      Gain on sale of business                                            (78,692)                   -
      Employee entitlements                                              (107,861)              (7,307)
      Goodwill impairment                                                       -              682,050
                                                                     ----------------------------------
                                                                       (2,881,595)          (2,954,806)

    Change in non-cash working capital items (note 16)                  1,413,222              579,465
                                                                     ----------------------------------
                                                                       (1,468,373)          (2,375,341)
                                                                     ----------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of capital and other assets                                  (133,012)             (41,493)
   Corporate restructuring costs                                                -             (132,353)
                                                                     ----------------------------------
                                                                         (133,012)            (173,846)
                                                                     ----------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
   Repayment of callable debt                                             (57,007)                   -
   Repayment of long-term debt                                           (101,959)                   -
   Increase in loan payable                                                     -               34,897
   Receipt of share subscriptions                                         476,250              657,605
   Issuance of share capital                                              738,943            1,449,606
                                                                     ----------------------------------
                                                                        1,056,227            2,142,108
                                                                     ----------------------------------
DECREASE IN CASH                                                         (545,158)            (407,079)

CASH, beginning of year                                                   691,632            1,098,711
                                                                     ----------------------------------
CASH, end of year                                                    $    146,474          $   691,632
-------------------------------------------------------------------------------------------------------

OTHER INFORMATION
Interest paid                                                        $     89,249          $    89,940
Interest received                                                    $     12,677          $    15,395
-------------------------------------------------------------------------------------------------------

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
----------------------------------------------------------------------------

1. NATURE OF OPERATIONS

Trade Wind Communications Limited (the "Company") was incorporated in Bermuda on October 30, 1996. The Company's principal activity comprises the manufacture and sale of telecommunication equipment and the provision of communication services.

The financial statements reflect the operation of the legal parent company and its subsidiaries since 1987. The legal subsidiaries were acquired and accounted for on a reverse takeover basis and accordingly the operations of the consolidated group of companies precede the legal parent's incorporation date.


2. RESTATEMENT OF PRIOR YEARS' BALANCE SHEET

The balance sheet for the prior year has been restated to reflect the issue of common shares at the time the shares were issued. In the prior year the issue of shares were recorded at the time the proceeds on share subscriptions were received which preceded the issue date. The effects of this restatement on the 2002 balance sheet are as follows:
                                                          Increase(Decrease)
                                                          ------------------
Obligation to issue shares                                $     657,605
Share capital                                             $     (97,470)
Contributed surplus                                       $    (560,091)
Number of shares issued                                      (5,316,988)


3. FUTURE OPERATIONS

The Company has a working capital deficiency of $3,551,590 (2002 - $1,354,957) and incurred losses of $2,770,558 and $3,955,408 in the last two years.

The Company's ability to continue operations is uncertain and is dependent upon its ability to achieve profitability, maintain current financing, and obtain new sources of financing. The outcome of these matters cannot be predicted at this time.

Management's future plans are to obtain sufficient equity or debt financing to enable the Company to direct greater sales and marketing resources into rapid implementation of EMdirect, a product under trademark, to gain significant share of emerging markets for electronic messaging. In addition the Company plans to use funds to develop global licensing and/or partnering arrangements with emphasis on potential partners currently in the essential mail market.

If the going concern assumption were not appropriate for these financial statement, then adjustments would be necessary to the carrying value of assets and liabilities, the reported net loss and the balance sheet classifications used.

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
----------------------------------------------------------------------------

4. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared using the historical cost basis in accordance with Canadian generally accepted accounting principles. These financial statements have, in management's opinion, been properly prepared within the framework of the accounting policies summarized as follows:


Cash equivalents

Cash and cash equivalents consist of cash and short term deposits with original maturities of ninety days or less.


Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. By their nature, these estimates are subject to measurement uncertainty. The effect of changes in such estimates on the financial statements in future periods could be significant. Accounts specifically affected by estimates in these financial statements are accounts receivable, capital assets, accounts payable and accrued liabilities and notes payable.


Consolidation

The consolidated accounts comprise the accounts of Trade Wind Communication Limited and all of its subsidiaries. Subsidiaries are defined as companies whose operations are controlled by the Company and are companies in which the Company owns more that fifty percent of the voting shares. All intercompany balances are eliminated upon consolidation.

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
----------------------------------------------------------------------------

4. SIGNIFICANT ACCOUNTING POLICIES, continued

Change in accounting policies

a)  Callable and long term debt

The Canadian Institute of Chartered Accountants (CICA) has issued an accounting pronouncement concerning the classification of debt that is effective for financial years commencing after December 31, 2001. Based on this pronouncement loans with no fixed terms of repayment have been classified as a current liability where the lender has the right to demand repayment within one year. This new policy has been applied prospectively with no restatement of prior years. In previous years, these loans were classified as long term debt.


b)  Disposal of long lived assets and discontinued operations

In 2002, the CICA issued Handbook Section 3475, "Disposal of Long Lived Assets and Discontinued Operations", which will be effective for all disposal activities initiated by a commitment to a plan on or after May 1, 2003. Under the new rules, (i) a long lived asset to be disposed of other than by sale continues to be classified as held and used until it is disposed of; (ii) a long lived asset classified as held for sale is measured at the lower of its carrying amount or fair value less cost to sell; (iii) a loss recognized on classification of a long lived asset as held for sale or a group of assets as a discontinued operation does not nclude future operating losses, other than to the extent they are included in the fair value of the asset; and (iv) discontinued operations are defined more broadly than under existing generally accepted accounting principals (GAAP). The prior year's financial statements have been reclassified to reflect the results of discontinued business (see note 17).


Inventory

Inventories are measured at the lower of cost and net realizable value. Costs are assigned on a first in first out basis and include direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenses.


Research and development costs

The Company expenses all research costs as incurred. Development costs are also expensed unless they meet specific criteria related to technical market and financial feasibility in which case they are deferred and amortized on a straight line basis over the period in which the related benefits are expected.

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
----------------------------------------------------------------------------
4. SIGNIFICANT ACCOUNTING POLICIES, continued


Capital assets

Capital assets are recorded at cost. The Company provides for amortization using the following methods at rates designed to amortize the cost of the capital assets over their estimated useful lives. The annual amortization rates and methods are as follows:

    Automotive                 25%             Declining balance
    Equipment                  5% to 30%       Declining balance
    Furniture and fixtures     10% to 20%      Declining balance
    Computer software          20% to 40%      Declining balance

Amortization of leasehold improvements is recorded over the remaining term of the lease plus the first renewal option.


Goodwill and intangible assets

Effective July 1, 2002 the Company adopted the new recommendations of the CICA for goodwill and other intangible assets with indefinite useful lives. The new recommendations require the Company to discontinue the amortization of goodwill and intangibles and instead, apply an impairment test on at least an annual basis. An impairment loss is to be provided when the carrying values of the goodwill and intangibles of a reporting unit exceeds their fair value.

An assessment was made as at June 30, 2002 prior to the adoption of the new recommendations, and it was determined that goodwill was impaired and an impairment adjustment was necessary.

Intangible assets with estimated useful lives are stated at cost less accumulated amortization. Amortization is computed on a straight line basis over five years for patents, customer lists and trademarks.


Loss per share

Basic loss per common share is calculated using the weighted average number of common shares outstanding during the period. Diluted loss per common share is calculated using the treasury stock method for determining the dilutive effects of options.


Revenue recognition

Revenues from communication services are recognized in the period when services are performed, when a contractual arrangement exists, the fees are determinable and collection is reasonably assured.

Revenue from maintenance and license agreements are recognized evenly over the period covered by the agreement, when a contractual arrangement exists, the fees are determinable and collection is reasonably assured.

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
----------------------------------------------------------------------------
4. SIGNIFICANT ACCOUNTING POLICIES, continued


Foreign currency translation

Monetary assets and liabilities of the Company which are denominated in foreign currencies are translated at year end exchange rates. Other assets and liabilities are translated at rates in effect at the date the assets were acquired and liabilities incurred. Revenue and expenses are translated at the rates of exchange in effect at their transaction dates. The resulting gains or losses are included in operations.


Future income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases.


Stock based compensation

The Company has a stock based compensation plan, which is described in note
12. Effective July 1, 2002 a new accounting standard for stock based compensation plans was prospectively adopted and applied to awards granted subsequent to the date of adoption. The Company's stock based compensation plan for employees does not involve the direct award of stock, or call for the settlement of cash or other assets. As a result, the Company has the option to apply either the intrinsic value based method or the fair value based method of accounting for stock based compensative awards granted to employees. For awards of stock options to non employees, the Company is required to expense the fair value for each award. Any consideration paid by employees on exercise of stock options or purchase of stock is credited to share capital. The Company has elected to apply the intrinsic based method for accounting for employee stock options and accordingly, no compensation costs have been recognized in the financial statements. The proforma impact of accounting for employee stock based compensation costs using fair value has been presented.

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
----------------------------------------------------------------------------

5. ACCOUNTS RECEIVABLE
                                        2003            2002
                                     --------------------------
   Trade receivables                 $  576,009      $  819,687
   Less factored receivables           (265,195)        (89,336)
                                     --------------------------
                                     $  310,814      $  730,351
                                     -----------     -----------

The Company entered into a credit facility agreement with Scottish Pacific Business Finance Limited (SPBF) in which SPBF provides cash advances against the Company's trade receivables. These amounts are with recourse and the Company can borrow up to a maximum of 85% of approved outstanding receivables. The advances are reduced upon collection of the receivable by SPBF and are secured by guarantees of the Company.


6. NOTE RECEIVABLE
                                        2003            2002
                                     --------------------------
   Note receivable                   $   90,000      $       -
   Less current portion                  10,000              -
                                     --------------------------
                                     $   80,000      $       -
                                     -----------     -----------

The note receivable represents deferred consideration due from MCS Communication System Pty Limited, a company controlled by former management, as part of the sale of the paging infrastructure business (note 17). The note is receivable in quarterly installments of $2,500 commencing September 30, 2003 and is without interest until March 31, 2006 after which interest will accrue at commercial lending rates. All remaining principal outstanding and accrued interest is due on March 31, 2008. The recoverability of this amount is dependent on the purchaser being able to operate the acquired business successfully. If the purchaser is unable to do this, they may be unable to repay the note.

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
---------------------------------------------------------------------------

7. CAPITAL ASSETS
                                                         2003       2002
                              ---------------------------------------------
                                          Accumulated
                                Cost     Amortization     Net        Net
                             ----------  ------------  ---------  ---------
   Automotive                $  119,146  $    110,288  $   8,858  $       -
   Equipment                    989,862       936,812     53,050     88,756
   Furniture and fixtures       241,738       218,907     22,831     26,795
   Leasehold improvements       569,142       509,661     59,481          -
   Computer software             94,059        41,614     52,445     47,948
                             ----------  ------------  ---------  ---------
                             $2,013,947  $  1,817,282  $ 196,665  $ 163,499
                             ==========  ============  =========  =========


8. INTANGIBLE ASSETS
                                                         2003       2002
                              ---------------------------------------------
                                          Accumulated
                                Cost     Amortization     Net        Net
                             ----------  ------------  ---------  ---------
   Trademarks, customer
   lists, patents            $   74,396  $     50,577  $  23,819  $   8,284
                             ==========  ============  =========  =========


9. CALLABLE DEBT
                                                         2003       2002
                                                       --------------------
   Notes payable without interest or stated terms
   of repayment, unsecured.                            $ 189,065  $       -

   8% Note payable to a company controlled by a
   former director and officer without terms of
   repayment. Secured by a debenture in the amount
   of $550,000 creating a charge over all of the
   assets of a subsidiary company having a carrying
   value of $1,270,363.                                  218,288          -

   Note payable bearing interest at bank 90 day
   treasury bill rate plus 0.5% interest payable
   quarterly, unsecured.                                  45,321          -
                                                       --------------------
                                                       $ 452,674  $       -
                                                       =========  =========

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
---------------------------------------------------------------------------

10. OBLIGATION TO ISSUE SHARES

The Company receives proceeds from share subscriptions on private placements. Upon the issue of the shares these amounts are reclassified to share capital at an amount of U.S. $0.01 per share with the balance reclassified to Contributed Surplus. Subsequent to June 30, 2003 1,080,000 shares were issued and reclassified at an amount of $0.25 per share for a total consideration of $270,000. An additional 825,000 shares at an amount of $0.25 per share for a total consideration of $206,250 have yet to be issued.


11. LONG TERM DEBT

                                                         2003       2002
                                                       --------------------
   Note payable without interest or stated terms
   of repayment, unsecured.                            $       -  $ 232,318

   8% Note payable to a company controlled by a
   former director and officer without terms of
   repayment. Secured by a debenture in the amount
   of $550,000 creating a charge over all of the
   assets of a subsidiary company having a carrying
   value of $1,270,363.                                        -    221,502

   Note payable bearing interest at bank 90 day
   treasury bill rate plus 0.5% interest payable
   quarterly, unsecured.                                       -     55,861

   Note payable to a former director in monthly
   installments of $16,581 including interest of
   8.75%. Secured by a debenture in the amount of
   $550,000 creating a charge over all of the assets
   of a subsidiary company having a carrying value
   of $1,270,363.                                         81,123    183,082
                                                       --------------------
                                                          81,123    692,763

   Less current portion                                   81,123    106,702
                                                       --------------------
                                                       $       -  $ 586,061
                                                       =========  =========

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
---------------------------------------------------------------------------

12. SHARE CAPITAL

Authorized
   5,000,000,000 common shares with a par value of US $0.01

Issued
                                               2003                     2002
                                                                     (Restated
                                                                       note 2)
                               -------------------------------------------------
                                 Issued       Amount       Issued       Amount
                               -------------------------------------------------
Balance, beginning of year     25,875,998   $1,270,901   18,499,783   $1,135,621
Shares issued under private
  placements                    9,206,946      162,109    7,376,215      135,280
Shares issued on exercise
  of warrants                     289,964        4,490            -            -
                               -------------------------------------------------
                               35,372,908   $1,437,500   25,875,998   $1,270,901
                               ==========   ==========   ==========   ==========

The Company is committed to issue shares to satisfy current liabilities in the amount of $240,875 and notes payable in the amount of $218,288. These shares will be issued at a rate of $0.25 AUSD per share.

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
---------------------------------------------------------------------------

12. SHARE CAPITAL, continued

Stock options

Pursuant to the policies of the TSX Venture Exchange ("TSXV"), the Company may grant incentive stock options to its officers, directors and employees. TSXV policies permit the Company's directors to grant incentive stock options for the purchase of shares of the Company to persons in consideration for services. Stock options must be non transferable and the aggregate number of shares that may be reserved for issuance pursuant to stock options may not exceed 6,543,974 at the time of the grant and may not be less than a discounted market price and may not otherwise be less than $0.10 Canadian dollars per share. Options have a maximum term of five years and terminate 90 days following the termination of the optionee's employment, except in the case of retirement, death, or disability, in which case they terminate one year after the event. Vesting of options is determined at the time of granting of the options at the discretion of the Board of Directors.

During the year the Company issued 2,050,000 share options to employees at differing times. The fair value of options granted to employees in the current year (not recorded) is $240,838 using the assumptions of a risk free rates between 4.77% and 5.27%, an expected options life of 5 years, an expected volatility of 467%, and expected dividends of nil.

Proforma loss and loss per share are disclosed below:
                                                                 Basic and
                                                               diluted loss
                                          2003                   per share
                                   -----------------------------------------
Net loss as reported               $   (2,770,558)           $        (0.08)
Proforma adjustment                      (240,838)                    (0.01)
                                   -----------------------------------------
                                   $   (3,011,396)           $        (0.09)
                                   ===============           ===============


A summary of stock option activities for the periods presented are as follows:

                                              2003                         2002
                        -------------------------------------------------------
                                          Weighted                     Weighted
                            Number   average share       Number   average share
                        of options           price   of options           price
                        -------------------------------------------------------
Outstanding, opening    3,240,486          $ 0.30    3,008,773          $ 0.30
Granted                 2,050,000            0.42      750,000            0.30
Cancelled                (842,034)          (0.30)    (518,287)          (0.30)
                        -------------------------------------------------------
Outstanding, closing    4,448,452          $ 0.36    3,240,486          $ 0.30
                        ==========         =======   ==========         =======

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
---------------------------------------------------------------------------

12. SHARE CAPITAL, continued

All option exercise prices are in Canadian dollars.

As of June 30, 2003, the share options outstanding under the plan have exercise prices as follows.

   Options                      Options exercisable
 outstanding    Exercise price    at June 30, 2003   Expiry date
--------------  --------------  -------------------  -------------------
      36,000       $0.30                36,000       September 1, 2003
     146,800        0.30               146,800       February 22, 2005
   1,485,652        0.30             1,485,652       February 5, 2006
     730,000        0.30               547,500       March 18, 2007
     600,000        0.35                     -       September 18, 2007
     650,000        0.45                     -       September 18, 2007
     200,000        0.30                     -       January 2, 2008
     200,000        0.40                     -       April 1, 2008
     200,000        0.45                     -       April 1, 2008
     200,000        0.55                     -       April 1, 2008
------------------------------------------------------------------------
   4,448,452                         2,215,952
------------------------------------------------------------------------

Subsequent to year end 36,000 options expired without being exercised.

Share Purchase Warrants

The following share purchase warrants were outstanding at June 30, 2003:

         Number of Warrants              Expiry Date
         ------------------           ----------------
             2,066,667                November 23, 2003
             1,845,697                February 28, 2004
             1,479,821                October 01, 2004

The warrants expiring on November 23, 2003 vest every three months after November 23, 2001 in four equal installments with the first installment exercisable at C$0.20, the second at C$0.30, the third at C$0.40 and the fourth at C$0.50. These warrants expired subsequent to year end without being exercised.

The warrants expiring on February 28, 2004 vest every three months after February 28, 2002 in four equal installments with the first installment exercisable at C$0.20, the second at C$0.30, the third at C$0.40 and the fourth at C$0.50.

The warrants expiring on October 01, 2004 are exercisable at C$0.20 and vest immediately from the date of issue.

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
---------------------------------------------------------------------------

13. CONTRIBUTED SURPLUS
                                                       2003             2002
                                                                   (Restated
                                                                     note 2)
                                                  ------------- ------------
Balance beginning of year                         $   5,766,550 $  4,452,224
Shares issued under private placement,
  net of related capital costs                        1,229,949    1,314,326
                                                  ------------- ------------
Balance end of year                               $  6,996,499  $  5,766,550
                                                  ------------- ------------

Contributed surplus represents an excess of proceeds over the stated par value of shares issued.


14. LOSS PER SHARE

Basic earnings per share is calculated using the weighted average number of shares outstanding during the year. Options outstanding at June 30, 2003 were not included in the calculation of diluted earnings per share because the exercise price was greater than the average market price of the common shares. Earnings per share is calculated as follows:

                                     2003                                    2002
           ------------------------------------------------------------------------------
                                     Net loss per                            Net loss per
           Net loss      Shares      share         Net loss      Shares      share
           ------------------------------------------------------------------------------
Basic and
  diluted  $(2,770,558)  32,772,455  $  (0.08)     $(3,955,408)  20,682,265  $  (0.19)
           ------------  ----------  ------------  ------------  ----------  ------------



15. FUTURE INCOME TAXES

a)  The components of future income tax balances are as follows:

                                                         2003         2002
                                                     -----------  ------------
    Future income tax asset
       Non capital loss carry forwards               $ 5,274,357  $ 3,927,687
       Deferred costs                                    168,590      202,473
                                                     -----------  ------------
                                                      5,442,947     4,130,160
    Valuation allowance                              (5,442,947)   (4,130,160)
                                                     -----------  ------------
                                                     $        -   $         -
                                                     -----------  ------------

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
---------------------------------------------------------------------------

15. FUTURE INCOME TAXES, continued

b) The provision for income taxes recorded in the financial statements differs from the amount which would be obtained by applying the statutory
income tax rate of 30.0% (2002   30%) to the loss for the years as follows:

                                                        2003            2002
                                                -------------   -------------
Loss for the year from continuing operation     $ (2,700,878)   $ (3,874,338)
                                                -------------   -------------


Anticipated income tax recovery                 $   (810,263)   $ (1,162,301)
Research and development provision                   (90,144)       (110,547)
Write off of goodwill                                      -         204,625
Discontinuing operations                             (20,904)        (24,321)
Change in estimate on valuation allowance
  and other                                         (391,476)        176,026
Decrease in valuation allowance                    1,312,787         916,518
                                                -------------   -------------
Provision for income taxes                      $          -    $          -
                                                -------------   -------------

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and this causes a change in management's judgement about the recoverability of future tax assets, the impact of the change on the valuation allowance is reflected in current income.

Estimated tax losses available to the group to be carried forward to future
years amount to $17,581,190 (2002 - $14,109,889).   No benefit of these
losses has been recorded in these financial statements. These losses are not subject to an expiry date, however, the benefits of these losses will only be obtained if the group derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deduction for the loss to be realized; the group continues to comply with the conditions for deductibility imposed by law; and no changes in tax legislation adversely affect the group in realizing the benefit from the deduction for the loss.


16. STATEMENT OF CASH FLOWS

Change in non cash working capital items

                                                        2003            2002
                                                -------------   -------------
Accounts receivable                             $    419,538    $    622,973
Inventory                                             53,511          83,658
Prepaid expenses                                    (119,137)              -
Accounts payable and accrued liabilities             990,438        (127,166)
Deferred revenue                                      68,872               -
                                                -------------   -------------
                                                $  1,413,222    $    579,465
                                                -------------   -------------

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
---------------------------------------------------------------------------

17.  DISCONTINUED OPERATIONS

Effective March 31, 2003, the Company sold its paging infrastructure business, conducted by Multitone Communications Systems Pty Limited (Multitone) as part of the Voice and Data Division, to MCS Communication Systems Pty Limited (MCS), a company controlled by former management of Multitone. This transaction was completed on June 30, 2003.

For reporting purposes, the results of operations and financial position of the business components have been presented as discontinued operations. Accordingly, the prior period financial statements have been reclassified to reflect this change.

The statement of operations applicable to the discontinued operations is as follows:
                                                        2003            2002
                                                -------------   -------------
Gain on sale of business                        $     78,692    $          -
Loss from operations                                (148,372)        (81,070)
                                                -------------   -------------
                                                $    (69,680)   $    (81,070)
                                                -------------   -------------

Balance sheet amounts applicable to the discontinued operations are as follows:

                                                        2003            2002
                                                -------------   -------------
Current assets                                  $          -    $    325,359
Capital assets                                             -           8,794
Long term liabilities                                      -        (401,811)
Current liabilities                                 (126,926)         (7,644)
                                                -------------   -------------
Net asset deficiency                            $   (126,926)   $    (75,302)
                                                -------------   -------------

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
---------------------------------------------------------------------------

18. RELATED PARTY TRANSACTIONS

Included in expenses in the consolidated statements of operations and
deficit is an amount of $66,494 (2002   $93,555) for fees earned in
connection with capital raising and the reimbursement of expenses incurred in connection with consulting services provided by a director.

Included in expenses in the consolidated statements of operations and
deficit is an amount of $23,934 (2002   $24,577) paid to Skyglen Pty Ltd a
company controlled by a former director in connection with insurance policies.

Included in interest paid in the consolidated statements of operations and
deficit are amounts of $32,131 (2002   $34,270) paid to companies controlled
by former directors in connection with the loans payable (notes 9 and 11).

Included in accounts payable and accrued liabilities are amounts owing to
directors and officers totaling $124,366 (2002   $4,045).

All of the above amounts are accounted for at an exchange amount agreed to by the related parties.


19. COMMITMENTS

The Company's total obligations under various operating leases are as follows:

                       2004         $   81,449
                       2005             27,430
                                    -----------
                                    $  108,879


20. FINANCIAL INSTRUMENTS

Financial instruments consist of recorded amounts of accounts receivable and note receivable which will result in future cash receipts, as well as, accounts payable and accrued liabilities, callable debt and long term debt which will result in future cash outlays.

The Company is exposed to the following risks with respect to certain of these instruments:

a) Credit Risk

Credit risk arises from the potential that a counter party will fail to perform its obligations. The Company is exposed to credit risk from customers. However, the Company has a significant number of customers which minimizes concentration of credit risk.

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
---------------------------------------------------------------------------

b) Fair Value

The Company's carrying value of cash, accounts receivable, accounts payable and accrued liabilities and certain callable debt approximates its fair value due to the immediate or short term maturity of these instruments.

The carrying value of the long term debt approximates the fair value as the interest rates are consistent with the current rates offered to the Company for debt with similar terms.

The fair value of certain notes payable are less than carrying value, as the amounts are non interest bearing. As certain notes payable have no terms of repayment, the fair value cannot be calculated with any degree of certainty.


c)  Interest Rate Risk

The Company manages its exposure to interest rate risk through a combination of fixed and floating rate borrowings. The fixed rate debt is subject to interest rate price risk, as the value will fluctuate as a result of changes in market rates. The floating rate debt is subject to interest rate cash flow risk, as the required cash flows to service the debt will fluctuate as a result of changes in market rates.


d) Currency Risk

Currency risk is the risk to the Company's earnings that arises from fluctuations of foreign exchange rates and the degree of volatility of these rates. The Company does not use derivative instruments to reduce its exposure to foreign currency risk.


21. COMPARATIVE FIGURES

The financial statements have been reclassified, where applicable, to conform to the presentation used in the current year. The changes do not affect prior year earnings.


22. SUBSEQUENT EVENTS

On July 4, 2003 the Directors placed two subsidiaries of Trade Wind Communications Limited into voluntary administration and appointed Max Donnelly and Steve Sherman of Ferrier Hodgson as joint and several administrators pursuant to Section 436E(4) of the Corporations Act of Australia 2001.

At a second meeting of creditors held on July 31, 2003, creditors voted to accept a Deed of Company Arrangement (DOCA) put forward by the Company. The conditions of the DOCA provide for a Deed Fund of $690,000 to be paid by the Company on or before September 15, 2003 in favour of the creditors. This vote placed control of the subsidiaries back in the hands of the directors' of the Company.

On September 1, 2003, the Company entered into an arrangement with Xpedite Systems Pty Limited, a subsidiary of NASDAQ listed PTEK Holdings, for the sale of its discretionary

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
---------------------------------------------------------------------------

messaging business. The sale has been structured on an "earn out" basis over a twenty four month period effective September 1, 2003. The Company will earn a percentage of the monthly revenue generated over the twenty four month period ranging from 30% to 75% of monthly revenue.

On September 5, 2003 the deed fund payable to the creditors under the Deed of Company Arrangement was paid in full and final settlement of all creditor claims of which approximately $1,570,000 of these claims were outstanding as at June 30, 2003. After the payment of administration fees and critical creditor settlements the effective dividend payable to the creditors was estimated at the rate of 12.5 cents on the dollar.

The Company is proposing to raise up to $3,000,000 in the form of secured convertible notes or fully paid up shares to certain arms length investors. To date, funds in the amount of $1,035,000 have been received in respect of this raising.

With effect from September 24, 2003 Dr. M. Hemmerling resigned as Chief Executive Office and Director of Trade Wind Communication Limited. He will be replaced by Mr. F. Favretto, who will take up the role of Executive Chairman.

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
---------------------------------------------------------------------------

23. SEGMENTED INFORMATION

As at June 30, 2003 the Company has two separate business segments each of which are distinct business units that offer products and services within the voice and data communication industry.


1) Voice and Data Systems - a provider of technology solutions in the field of mission critical voice and data communications, paging infrastructure and electronic displays.


2) Flex messaging - a multi channel, large scale messaging, business to business (B2B), Application Service Provider, providing delivery of information via fax, email, SMS and paper.


The Company evaluates performance and allocates resources based on profit or loss from operations. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. (note 4).

Information on reportable segments is as follows:

                               Voice        Flex-          Head
                              and Data    messaging       Office        2003
                            --------------------------------------------------
Revenue from
external customers          $  893,037  $ 2,809,801  $         -  $ 3,702,838
Operating expenses            (724,127)  (3,583,842)  (1,984,830)  (6,292,799)
Amortization                   (30,935)     (27,838)     (16,743)     (75,516)
                            --------------------------------------------------

Operating income (loss)        137,975     (801,879)  (2,001,573)  (2,665,477)
Interest expense                     -      (40,738)     (42,978)     (83,716)
Interest revenue                     -            -       12,677       12,677
Foreign exchange revenue             -            -       35,638       35,638
                            --------------------------------------------------

Continuing operations          137,975     (842,617)  (1,996,236) (2,700,878)
                            --------------------------------------------------

Discontinued operations (note 17)                                    (69,680)

Net loss                                                         $(2,770,558)
                                                                 ------------

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
---------------------------------------------------------------------------

23. SEGMENTED INFORMATION, continued

                               Voice        Flex-          Head
                              and Data    messaging       Office        2002
                            --------------------------------------------------
Revenues                    $  973,504  $ 3,664,761  $         -  $ 4,638,265
Operating expenses          (2,051,144)  (4,374,450)  (1,064,583)  (7,490,177)
Amortization                   (29,899)     (30,182)    (265,778)    (325,859)
                            --------------------------------------------------

Operating loss              (1,107,539)    (739,871)  (1,330,361) (3,177,771)
Goodwill writedown                   -            -     (682,050)   (682,050)
Interest expense                  (741)     (48,165)     (35,674)    (84,580)
Interest revenue                     -            -       15,395      15,395
Foreign exchange revenue             -            -       54,668      54,668
                            --------------------------------------------------

Continuing operations       (1,108,280)    (788,036)  (1,978,022) (3,874,338)
                            --------------------------------------------------

Discontinued operations (note 17)                                    (81,070)

Net loss                                                         $(3,955,408)
                                                                 ------------


Capital expenditures                                        2003        2002
                                                     -----------  ----------
Voice and data                                       $     1,842  $    7,489
Flexmessaging                                             50,234      14,290
Head office                                               80,936      19,714
                                                     -----------  ----------
                                                     $   133,012  $   41,493
                                                     -----------  ----------


Identifiable Assets                                         2003        2002
                                                     -----------  ----------
Voice and data                                       $   276,541  $  305,478
Flexmessaging                                            290,458     530,445
Head office                                              383,760     653,367
Discontinued business                                          -     334,153
                                                     -----------  ----------
                                                     $   950,759  $1,823,443
                                                     ------------ ----------

As all revenues are generated from Australian customers, geographical segmented information has not been disclosed.

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
---------------------------------------------------------------------------

24. RECENT CANADIAN ACCOUNTING PRONOUNCEMENTS

a)  Impairment of long lived assets

In 2002 the CICA issued Handbook Section 3063, "Impairment of Long Lived Assets", which is effective for the fiscal year commencing on or after April 1, 2003. Under this section, an impairment loss is measured as the difference between the carrying value of an asset and its fair value. The Company does not expect the adoptions of this section to have significant impact on its financial results.


b)  Hedging relationships

In June, 2003, the CICA revised Accounting Guideline 13, "Hedging Relationships", which is effective for fiscal years beginning on and after July 1, 2003. The guideline addresses the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting. The guideline establishes certain conditions for applying hedge accounting and also deals with the discontinuance of hedge accounting. The Company does not expect the adoption of this guideline to have a significant impact on its consolidated financial statements.


c)  Consolidation of variable interest entities

In June, 2003, the CICA issued Accounting Guideline, "Consolidation of Variable Interest Entities", which will be effective for annual and interim periods beginning on or after November 1, 2004. This guideline addresses the application of consolidation principles to entities that are subject to control on a basis other than ownership of voting interests. Management has not yet determined the extent to which this new guideline will impact the Company's financial statements.


25. RECONCILIATION OF CERTAIN DIFFERENCES BETWEEN US AND CANADIAN GAAP

The Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP"), which, in the case of the Company, conform, in all material respects with those of the United States ("US GAAP") and with the requirements of the Securities and Exchange Commission ("SEC"), except as follows:


(a) Under Canadian GAAP, the difference between the purchase price and quoted market price on the issue of shares to insiders is not treated as an expense. Under US GAAP, an expense must be recorded where there is a share issue to insiders when the quoted market price exceeds the issue price of the shares. The effect on the above would be to increase the net loss for the years ended June 30, 2003 and 2002 by $122,962 and $118,914.
respectively.

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
---------------------------------------------------------------------------

(b) The impact of the above-noted differences on the Statement of Operations is as follows:
                                           June 30, 2003       June 30, 2002
                                           ---------------------------------
Net (Loss)/profit per Canadian GAAP          (2,770,558)         (3,955,408)
Expense on issue of shares to insiders (a)     (122,962)           (118,914)
Net (loss)/profit per US GAAP                (2,893,520)         (4,074,322)
(Loss)/Earnings per share in accordance
   with US GAAP                                   (0.09)              (0.20)


The impact of the above-noted differences on total shareholders'
(deficit)/equity is as follows:
                                           June 30, 2002       June 30, 2002
                                           ---------------------------------
Shareholders' (deficit)/equity per
   Canadian GAAP                             (2,845,514)         (1,290,149)

Shareholders' (deficit)/equity per US GAAP   (2,845,514)         (1,290,149)


(c) The Company applies Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its stock options issued to employees. Under APB No. 25, when the exercise price of employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. During the year ended June 30, 2002 the Company repriced options previously granted to employees and as such, such options will be accounted for under the variable accounting method until exercised, forfeited or expired. Under this method, the options will be marked to market each period with compensation cost reflected for the excess of quoted market price over exercise price.


(d) In July 2001, the Financial Accounting Standards Board issued SFAS No.143, "Accounting for Obligations Associated with the Retirement of Long-Lived Assets". The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of the tangible long-lived assets be capitalized into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by the standard. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. Based on its current and planned future activities relative to Long-Lived Assets, the Company believes that the adoption of this Issue will not have a material effect on its results of operations or financial position.


(e) In November 2001, the Financial Accounting Standards Board Emerging Issues Task-Force (EITF) reached a consensus on EITF Issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer or a Reseller of the Vendor's Products," which is a codification of EITF 00-14, 00-22 and 00-25. EITF Issue 01-09 presumes consideration from a vendor to a customer or reseller of the vendor's products to be a reduction of the selling prices of the vendor's products and, therefore, should be characterized as a reduction of revenue when recognized in the vendor's income statement and could lead to negative revenue under certain circumstances. Revenue reduction is required unless the consideration relates to a separate identifiable benefit and the benefit's fair value can be established. The Company believes that the adoption of this Issue will not have a material effect on its results of operations or financial position.


(f) In April 2002, the Financial Accounting Standards Board issued SFAS 145, "Rescission of SFAS 4", "Reporting Gains and Losses from Extinguishment of Debt", SFAS 44, "Accounting for Intangible Assets of Motor Carriers'" and SFAS 64, "Extinguishment of Debt Made to Satisfy Sinking-Fund Requirements, Amendment of SFAS 13, "Accounting for Leases" and "Technical Corrections as of April 2002". This standard rescinds SFAS 4, SFAS 44 and amends SFAS 64 and SFAS 13. SFAS 13 has been amended to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions. This standard also amends other existing authoritative pronouncements to make various technical corrections, clarify meanings, or describe their applicability under changed conditions. The rescission of SFAS No. 4, "Reporting Gains and Loss from Extinguishment of Debt" is effective for fiscal years beginning after May 15, 2002. The remainder of the statement is generally effective for transactions occurring after May 15, 2002. The Company believes that the adoption of this Issue will not have a material effect on its results of operations or financial position.

                    TRADE WIND COMMUNICATIONS LIMITED
              NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                          (in Australian dollars)

JUNE 30, 2003
---------------------------------------------------------------------------

(g) In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities ("SFAS No. 146"). SFAS No. 146 addresses significant issues regarding the recognition, measurement, and reporting of costs associated with exit and disposal activities, including restructuring activities. SFAS No. 146 also addresses recognition of certain costs related to terminating a contract that is not a capital lease, costs to consolidate facilities or relocate employees, and termination benefits provided to employees that are involuntarily terminated under the terms of a one-time benefit arrangement that is not an ongoing benefit arrangement or an individual deferred-compensation contract. SFAS No. 146 is effective for exit or disposal activities that are initiated after December 31, 2002. The Company believes that the adoption of this Issue will not have a material effect on its results of operations or financial position.


(h) In November 2002, FASB issued FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees Including Indirect Guarantees of Indebtedness of Others," which is effective for guarantees issued or modified after December 31, 2002. However, the disclosure requirements of this interpretation are effective for financial statements issued for the periods ending on or after December 15, 2002. FIN 45 elaborates on the disclosure requirements of a company with respect to its obligation under certain guarantees. It also clarifies that a company is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation then undertaken. The impact for the Company of adoption FIN 45 is not material. The Company believes that the adoption of this Issue will not have a material effect on its results of operations or financial position.


(i) In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure". SFAS 148 amends SFAS No. 123, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual
and interim     financial statements about the method of accounting for
stock-based employee compensation and the effect of the method used on reported results. SFAS 148 is effective for fiscal years beginning after 15 December 2002. The interim disclosure provisions are effective for financial reports containing financial statements for interim periods beginning after 15 December 2002. The Company will adopt SFAS No. 148, as required, on 1 July 2003 with no material impact on its financial statements.


(j) In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity, which addresses how an issuer classifies and measures financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances) because that financial instrument embodies an obligation of the issuers. This Statement shall be effective for financial instruments entered into or modified after May 31, 2003, and otherwise shall be effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of this Statement and still existing at the beginning of the interim period of adoption, transition shall be achieved by reporting the cumulative effect of a change in an accounting principle by initially measuring the financial instruments at fair value or other measurement attribute required by this Statement. The Company does not anticipate a material impact on its financial position or results of operations.

                        TRADE WIND COMMUNICATIONS LIMITED
                        ---------------------------------




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

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2002
-------------------------------------------------------------------------------

Consolidated Balance Sheets
(Expressed in Australian Dollars)

                                                                      30 JUNE            30 JUNE
                                                          NOTE          2002               2001
------------------------------------------------------   ------   ----------------   ----------------
ASSETS                                                                   $                  $

CURRENT
   Cash                                                     5           691,632          1,098,711
   Receivables                                              6           794,201          1,417,174
   Inventory                                                7           165,827            249,485
                                                                  ----------------   ----------------
                                                                      1,651,660          2,765,370
                                                                  ----------------   ----------------
NON CURRENT
     Capital assets                                         8           163,499            436,087
     Goodwill                                               9                 -            549,697
     Other                                                 10             8,284             20,062
                                                                  ----------------   ----------------
                                                                        171,783          1,005,846
                                                                  ----------------   ----------------
TOTAL ASSETS                                                          1,823,443          3,771,216
                                                                  ----------------   ----------------

-------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT
   Accounts payable                                        11         2,141,855          2,280,020
   Loans payable                                           14           236,250                  -
   Deferred Revenue                                        12           100,455             89,456
                                                                  ----------------   ----------------
                                                                      2,478,560          2,369,476
                                                                  ----------------   ----------------
NON CURRENT
    Loans payable                                          14           456,513            657,866
    Employee entitlements payable                                       178,519            185,826
                                                                  ----------------   ----------------
                                                                        635,032            843,692
                                                                  ----------------   ----------------
TOTAL LIABILITIES                                                     3,113,592          3,213,168
                                                                  ----------------   ----------------

SHAREHOLDERS' (CAPITAL DEFICIT)/EQUITY
    Share Capital                                          15         1,368,415          1,135,621
    Reserves                                               16         6,326,641          4,452,224
    Accumulated Deficit                                              (8,985,205)        (5,029,797)
                                                                  ----------------   ----------------
                                                                     (1,290,149)           558,048
                                                                  ----------------   ----------------
                                                                  ----------------   ----------------
                                                                      1,823,443          3,771,216
                                                                  ----------------   ----------------

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.


Approved on behalf of the Board

/s/ N R BIRD                           /s/ K B LEVINE
------------------                     ------------------
    N R BIRD                               K B LEVINE

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2002
-------------------------------------------------------------------------------

Consolidated Statements of Income and Accumulated Deficit
(Expressed in Australian Dollars)

                                                                      30 JUNE            30 JUNE
                                                          NOTE          2002               2001
------------------------------------------------------   ------   ----------------   ----------------
                                                                         $                  $
SALES                                                                 5,785,705         12,243,381
LESS:
COST OF GOODS SOLD
         Opening inventory                                              249,485            498,252
         Purchases                                                    2,579,974          4,959,788
                                                                  ----------------   ----------------
                                                                      2,829,459          5,458,040
         Closing inventory                                             (165,827)          (249,485)
                                                                  ----------------   ----------------
                                                                      2,663,632          5,208,555

GROSS PROFIT                                                          3,122,073          7,034,826

EXPENSES                                                              6,325,886          6,934,746
                                                                  ----------------   ----------------
(LOSS)/PROFIT FROM OPERATIONS                              17        (3,203,813)           100,080

OTHER INCOME/(EXPENDITURE):
      Profit from Sale of Product Line                      3                 -          1,593,414
         Reorganisation costs                               4                 -            (40,942)
         Interest paid
                  - leases                                                    -               (158)
                  - loans                                               (84,940)          (107,444)
         Interest received                                               15,395             36,575
                                                                  ----------------   ----------------

(LOSS)/PROFIT FOR THE YEAR BEFORE TAX                                (3,273,358)         1,581,525

Income tax expense                                         18                 -                  -
                                                                  ----------------   ----------------

NET (LOSS)/PROFIT AFTER TAX BEFORE AMORTIZATION
OF GOODWILL AND NON CONTROLLING INTERESTS                            (3,273,358)         1,581,525

Goodwill Amortization                                                         -            (18,687)

Goodwill Impairment                                                    (682,050)                 -
                                                                  ----------------   ----------------

NET (LOSS)/PROFIT                                                    (3,955,408)         1,562,838

Accumulated deficit at the beginning of the year                     (5,029,797)        (6,592,635)
                                                                  ----------------   ----------------
ACCUMULATED DEFICIT AT THE END OF THE YEAR                           (8,985,205)        (5,029,797)
                                                                  ================   ================
Basic and fully diluted (loss)/earnings per share                         (0.19)              0.09

Weighted average number of shares on issue                           20,682,265         16,657,159
-------------------------------------------------------------------------------------------------------

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

TRADE WIND COMMUNICATIONS LIMITED
ANNUAL REPORT - JUNE 30, 2002
-------------------------------------------------------------------------------

Consolidated Statements of Cash Flows
(Expressed in Australian Dollars)

                                                                      30 JUNE            30 JUNE
                                                                        2002               2001
---------------------------------------------------------------   ----------------   ----------------
                                                                         $                  $
CASH USED BY:

OPERATING ACTIVITIES
Operations
         Net (loss)/profit for the year                              (3,955,408)         1,562,838
         Items not involving cash:
         Amortization                                                   325,859            248,119
         Goodwill Write Off                                             682,050                  -
         Gain on sale of Product Line                                                   (1,593,414)
                                                                  ----------------   ----------------
                                                                     (2,947,499)           217,543

         Increase/(decrease) from changes in:
              Accounts receivable                                       622,973          1,105,872
              Inventory                                                  83,658            248,767
              Accounts payable and deferred revenue                    (127,166)        (4,567,036)
              Employee entitlement payable                               (7,307)           (47,747)
              Income taxes                                                    -                  -
                                                                  ----------------   ----------------
                                                                        572,158         (3,260,144)

                                                                     (2,375,341)        (3,042,601)
INVESTING ACTIVITIES
         Corporate restructuring costs                                 (132,353)          (446,449)
         Investments in:
                  - Capital and Other assets                            (41,493)          (107,754)
                                                                  ----------------   ----------------
                                                                       (173,846)          (554,203)
FINANCING ACTIVITIES
         Loans raised/(repaid)                                           34,897           (304,826)
         Lease liabilities repaid                                             -            (33,171)
         Share Capital                                                2,107,211                  -
         Proceeds on sale of Product Line                                     -          1,856,086
                                                                  ----------------   ----------------
                                                                      2,142,108          1,518,089

DECREASE IN CASH                                                       (407,079)        (2,078,715)
Cash at beginning of year                                             1,098,711          3,177,426
                                                                  ----------------   ----------------
CASH AT END OF YEAR                                                     691,632          1,098,711
                                                                  ================   ================
Supplementary Information
    Interest received                                                    15,395             36,575
    Interest paid                                                       (84,940)          (107,602)

Non-cash transactions excluded from the
company's investing activities:

Acquisition of subsidiary for shares                                          -            121,935


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

Notes on the Financial Statements
-------------------------------------------------------------------------------

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

Goodwill arising from this transaction amounted to $682,050 and has been calculated as follows:

Current Assets                                                      1,033,242
Fixed Assets                                                           96,933
Liabilities assumed                                                (1,252,110)
                                                                ---------------

Pro-rata share of fair value of net liabilities acquired              121,935

Opening Balance                                549,697                      -
Costs incurred on exchange proposal            132,353                446,449
                                         ---------------        ---------------
Goodwill                                       682,050                568,384
Accumulated amortization                             -                (18,687)
                                         ---------------        ---------------
                                               682,050                549,697
Goodwill impairment                           (682,050)                     -
                                         ---------------        ---------------
                                                     -                549,697
                                         ---------------        ---------------

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

Notes on the Financial Statements
(Expressed in Australian Dollars)
-------------------------------------------------------------------------------

NOTE 15: SHARE CAPITAL

                                                30 JUNE            30 JUNE           30 JUNE          30 JUNE
                                                  2002              2001               2002             2001
                                               NUMBER OF          NUMBER OF             $                $
                                                 SHARES            SHARES
                                             ---------------    --------------     -------------    -------------
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

Notes on the Financial Statements
(Expressed in Australian Dollars)
-------------------------------------------------------------------------------

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

Notes on the Financial Statements
(Expressed in Australian Dollars)
-------------------------------------------------------------------------------


FOR THE YEAR ENDING 30 JUNE 2002

                                              VOICE AND DATA   FLEXEMESSAGING     HEAD OFFICE       CONSOLIDATED
                                                    $               $                 $                     $
                                              --------------- ----------------- ----------------- ------------------
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

Notes on the Financial Statements
(Expressed in Australian Dollars)
-------------------------------------------------------------------------------

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

Notes on the Financial Statements
(Expressed in Australian Dollars)
-------------------------------------------------------------------------------

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